PACKETEER® inc

05050833

P.E. 12/31/04


CONSOLE
FAULT
POWER

0-26785

PACKETEER DELIVERS

UNMATCHED LAYER 7 INTELLIGENCE ◦ BANDWIDTH MANAGEM ND QoS ◦ COMPRESSION ◦ CONSOLIDATED MANAGEMENT AND REPC

04

PROXY STATEMENT & 2004 ANNUAL REPORT

LETTER FROM THE CEO

Dear Fellow Stockholders:

Packeteer's accomplishments during fiscal 2004 culminated in record revenues and profits, the launch of major upgrades to our line of network appliances and software and an acquisition of important protocol and acceleration products and technology. With revenues of $92.4 million, we achieved 27 percent growth over fiscal 2003 and continued to outpace the market. Today, we have over 7,000 customers who have deployed over 40,000 PacketShapers - continuing our position as the world leader in WAN application traffic management. With $92.2 million in cash at year-end, Packeteer continues to exhibit stability and strength to our customer base and to have the resources in place to capitalize on our strategy.

Our solid revenue growth in fiscal 2004 reflects the growing strength of our products and continued market leadership position. A May 2004 report by leading analyst firm IDC entitled *"Worldwide WAN Optimization Management 2004 - 2008 Forecast and Analysis"*, acknowledged Packeteer as the "major dominant vendor" in the space. From our vantage point, we expect demand to remain strong as IT organizations generally acknowledge the need for WAN application traffic management, and market leadership positions us very well for sustained growth.

Today, there are over four million WAN links around the world representing four million opportunities and an estimated $6.8 billion market for Packeteer. We have only scratched the surface and our large customer base provides an excellent opportunity for increased penetration. We're seeing increased deployments of our products at both the enterprise network core and network edge. We plan to leverage this market opportunity by continuing to address a wider range of problems with new products, adding more capabilities into one appliance and improving our sales and market coverage through channels and partners. Packeteer is the only vendor that can deliver a comprehensive "Four-in-One" Advantage: Visibility, Control, Acceleration, and Central Management for WAN Optimization. Packeteer is quickly becoming strategic infrastructure for many of our largest customers.

In Q4 2004, we announced the 10000 series of WAN application traffic management appliances and new Packeteer 7 software. Along with favorable recognition by industry analysts, we experienced strong customer demand for the 10000 in all geographies and expect continued demand in 2005. The 10000 series is targeted for high bandwidth network core deployment, important for our overall enterprise deployment and market expansion strategy. Extending our enterprise strategy, we introduced the Packeteer 1200 in Q1 of fiscal 2005 for the wide area network edge. Setting a new bar in price/performance by integrating four powerful WAN management components into a single unit, the 1200 can provide return on investment in less than six months versus upgrading WAN bandwidth.

Packeteer 7 software sets a new industry standard with many advanced features providing streamlined operations and lower total cost of ownership in management and administrative overhead. Adaptive response technology and flow detail records are among the many enhancements. Adaptive response provides a new level of network intelligence and automation for enterprises while flow detail records provide key information for monitoring and optimizing network service levels and VoIP performance across the WAN. Also in Q4 2004, we successfully completed the acquisition of Mentat, a small company with a big portfolio of acceleration technology that we are leveraging to expand our solution capabilities and value proposition. Mentat technology will help us deliver applications faster over high latency wide area network links, including satellite, long haul or high bandwidth links.

Our focus is clear: optimizing application performance over wide area networks to put the business of business front and center. We offer a second-to-none solution that reduces a company's total cost of ownership and enhances its return on investment. Customers are strategically deploying our solution - whether it's accelerating the delivery of mission-critical information, enhancing VoIP performance, deploying MPLS networks, protecting business applications from viruses and worms, or all the above. Our customers are generating greater returns on their IT investments and improving WAN information delivery simultaneously with one comprehensive solution. We remain confident in our company's position in the marketplace, the opportunities emerging as a result of market trends, and the global viability of our value proposition.

Our customers, partners, suppliers, and employees are responsible for the continued success of Packeteer in 2004, and I want to express my appreciation on behalf of the company for their efforts. Our goal remains to continue to build on this success delivering real value to our customers and our stockholders.

Sincerely,

Dave Côté
President and CEO, Packeteer

PACKETEER INC

PROXY STATEMENT AND 2004 ANNUAL REPORT

April 13, 2005

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Packeteer, Inc. to be held on Tuesday, May 24, 2005 at 10:00 a.m., Pacific Standard Time, at the Cypress Hotel, 10050 South De Anza Boulevard, Cupertino, California 95014.

Details of the business to be conducted at the annual meeting are given in the attached Proxy Statement and Notice of Annual Meeting of Stockholders. We have also included our 2004 Annual Report as part of the mailing.

We want all stockholders to be represented at the meeting. If you are unable to attend the meeting, please complete, date, and sign the enclosed proxy card, and return it in the enclosed envelope. Even if you plan to attend the meeting, you can conveniently express your views in advance by returning a completed proxy card. Record holders may also vote electronically or telephonically by following the instructions on the proxy card.

We look forward to seeing you at the meeting.

Sincerely,

Dave Côté
President and Chief Executive Officer

PACKETEER, INC.

10201 North De Anza Boulevard
Cupertino, CA 95014
(408) 873-4400

NOTICE OF 2005 ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 24, 2005

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the 2005 Annual Meeting of Stockholders ("the 2005 Annual Meeting") of Packeteer, Inc., a Delaware corporation (together with its subsidiaries hereinafter referred to as "Packeteer," "Company," "we," "us," and "our"), will be held on Tuesday, May 24, 2005 at 10:00 a.m., Pacific Standard Time, at the Cypress Hotel, 10050 South De Anza Boulevard, Cupertino, CA 95014, for the following purposes:

1. To elect three directors to serve until the 2008 Annual Meeting of Stockholders, and until their successors are duly elected and qualified;

2. To approve amendments to the 1999 Stock Incentive Plan to authorize the grant of performance share and performance unit awards intended to result in the payment of performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, to add certain provisions in order to preserve our ability to deduct in full compensation realized pursuant to an award intended to qualify as performance-based compensation, and to eliminate a requirement that the Company receive payment of the fair market value of shares issued under restricted stock or restricted stock unit awards.

3. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2005; and

4. To transact such other business as may properly come before the annual meeting and any adjournment or postponement thereof.

The foregoing matters are described in more detail in the enclosed proxy statement. The Board of Directors has fixed the close of business on March 31, 2005 as the record date for the determination of the stockholders entitled to notice of, and to vote at, the 2005 Annual Meeting and any postponement or adjournment thereof. Only our stockholders of record as of the close of business on that date will be entitled to receive notice of and to vote at the 2005 Annual Meeting or any postponement or adjournment thereof. For ten days prior to the 2005 Annual Meeting, a list of stockholders entitled to vote at the 2005 Annual Meeting will be available for inspection during ordinary business hours at our executive offices located at 10201 North De Anza Boulevard, Cupertino, California.

All stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to sign and return the enclosed proxy card as promptly as possible in the enclosed self-addressed envelope. Record holders may also vote electronically or telephonically by following the instructions on the proxy card. Our transfer agent, which is tabulating votes cast for the meeting, will count the last vote received from a stockholder, whether delivered by telephone, proxy or ballot or electronically through the Internet. Any stockholder attending the meeting may vote in person even if he or she returned a proxy. However, if a stockholder's shares are held of record by a broker, bank or other nominee and the stockholder wishes to vote at the meeting, the stockholder must obtain from the record holder a proxy issued in his or her name.

Your vote is very important, regardless of the number of shares you own and whether or not you plan to attend the meeting. Please read the attached proxy statement carefully, complete, sign and date the enclosed proxy card as promptly as possible and return it in the enclosed envelope or follow the instructions on the proxy card to vote by telephone or electronically through the Internet. Returning your proxy card or voting by telephone or electronically through the Internet will ensure that your vote is counted if you later decide not to attend the meeting.

By Order of the Board of Directors of Packeteer, Inc.,

David C. Yntema
Secretary

Cupertino, California
April 13, 2005

PACKETEER, INC.

10201 North De Anza Boulevard
Cupertino, CA 95014
(408) 873-4400

PROXY STATEMENT
2005 ANNUAL MEETING OF STOCKHOLDERS

The enclosed Proxy is solicited on behalf of the Board of Directors (the "Board") of Packeteer, Inc., a Delaware corporation ("Packeteer," "Company," "we," "us," and "our"), for use at the 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") to be held on Tuesday, May 24, 2005 at 10:00 a.m., Pacific Standard Time, at the Cypress Hotel, 10050 South De Anza Boulevard, Cupertino, California 95014, or at any postponement or adjournment thereof, for the purposes set forth herein and in the accompanying Notice of 2005 Annual Meeting of Stockholders. Packeteer's principal executive offices are located at 10201 North De Anza Boulevard, Cupertino, California 95014. Packeteer's telephone number at that location is (408) 873-4400.

We intend to mail this proxy statement and accompanying proxy card on or about April 13, 2005 to all stockholders entitled to vote at the meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Share Ownership

Stockholders of record at the close of business on March 31, 2005 (the "Record Date") are entitled to notice of and to vote at the 2005 Annual Meeting. At the Record Date, 33,838,090 shares of Packeteer common stock ("Common Stock") were issued and outstanding and held of record by approximately 315 stockholders.

Voting and Solicitation

Each share of Common Stock outstanding on the Record Date is entitled to one vote. The required quorum for the transaction of business at the 2005 Annual Meeting is a majority of the votes eligible to be cast by holders of shares of Common Stock issued and outstanding on the Record Date. For purposes of determining the presence of a quorum, abstentions and "broker non-votes" will be counted by the Company as present at the meeting. Abstentions will also be counted by the Company in determining the total number of votes cast with respect to a proposal (other than the election of directors). Broker non-votes will not be counted in determining the number of votes cast with respect to a proposal.

A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in "street name") but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the election of directors, increases in authorized common stock for general corporate purposes and ratification of independent registered public accounting firm. Non-routine matters include amendments to stock plans.

The cost of soliciting proxies will be borne by Packeteer. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or facsimile. In addition, we have retained MacKenzie Partners, a proxy solicitation firm, for assistance in connection with the 2005 Annual Meeting at a cost of approximately $6,500 plus reasonable out-of-pocket expenses. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners.

Voting Electronically via the Internet or by Telephone

Stockholders whose shares are registered in their own names may vote either by returning a proxy card, via the Internet or by telephone. Specific instructions to be followed by any registered stockholder interested in voting via the Internet or by telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the stockholder's identity and to allow stockholders to vote their shares and confirm that their voting instructions have been properly recorded. If you do not wish to vote via the Internet or telephone, please complete, sign and return the proxy card in the self-addressed, postage paid envelope provided.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to Packeteer (attention: David C. Yntema, Secretary) at our principal offices a written notice of revocation or a duly executed proxy bearing a later date or by attending the 2005 Annual Meeting and voting in person.

Voting of Proxies

All valid proxies received before the 2005 Annual Meeting will be exercised. All shares represented by a proxy will be voted, and where a proxy specifies a stockholder's choice with respect to any matter to be acted upon, the shares will be voted in accordance with that specification. If no choice is indicated on the proxy, the shares will be voted in favor of the proposal.

Stockholder Proposals for 2005 Annual Meeting

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in the applicable rules of the Securities and Exchange Commission (the "SEC"). For a stockholder proposal to have been included in our proxy materials for the 2005 Annual Meeting, the proposal must have been received by David C. Yntema, Secretary, Packeteer, Inc., at 10201 North De Anza Boulevard, Cupertino, California 95014, our principal executive offices, not later than December 17, 2004. As of December 17, 2004, we had not received any stockholder proposals to be voted on at the 2005 Annual Meeting.

Stockholder business that is not included in our proxy materials for the 2005 Annual Meeting may be brought before the 2005 Annual Meeting so long as we receive notice of the proposal as specified by our Bylaws, addressed to the Secretary at our principal executive offices at 10201 North De Anza Boulevard, Cupertino, California 95014, not earlier than March 25, 2005 and no later than May 4, 2005. Should a stockholder proposal be brought before the 2005 Annual Meeting, however, our management proxyholders will be authorized by our proxy form for the 2005 Annual Meeting to vote for or against the proposal, in their discretion.

Stockholder Proposals for 2006 Annual Meeting of Stockholders

For a stockholder proposal to be included in our proxy materials for the 2006 Annual Meeting of Stockholders ("the 2006 Annual Meeting"), the proposal must be received at our principal executive offices, addressed to the Secretary, not later than December 14, 2005.

Stockholder business that is not intended for inclusion in our proxy materials for the 2006 Annual Meeting may be brought before the 2006 Annual Meeting so long as we receive notice of the proposal as specified by our Bylaws, addressed to the Secretary at our principal executive offices, not earlier than sixty days prior to the date of the 2006 Annual Meeting and no later than twenty days prior to the date of the

2006 Annual Meeting. Should a stockholder proposal be brought before the 2006 Annual Meeting, however, our management proxyholders will be authorized by our proxy form for the 2006 Annual Meeting to vote for or against the proposal, in their discretion, if we do not receive notice of the proposal, addressed to the Secretary at our principal executive offices, prior to the close of business on February 27, 2006.

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

Our Board is divided into three classes with staggered three-year terms. The number of directors is determined from time to time by the Board. Following Dr. Hamid Ahmadi's resignation from the Board effective October 21, 2004 and Mr. Bernard F. Mathaisel's appointment to the Board effective December 15, 2004, the Board currently consists of seven members. A single class of directors is elected each year at the annual meeting. Subject to transition provisions, each director elected at each such meeting will serve for a three-year term ending on the date of the third annual meeting after his or her election and until his or her successor has been elected and duly qualified. Stockholders may not cumulate votes in the election of directors.

Three directors are to be elected at this 2005 Annual Meeting to serve until the 2008 Annual Meeting or until their successors are elected and duly qualified. The nominees for election by the stockholders to these positions are Mr. Steven J. Campbell who is the Chairman of the Board, Mr. Craig W. Elliott and Mr. Joseph A. Graziano, each of whom is an incumbent director whose term expires on the date of the 2005 Annual Meeting. In the event any of these nominees are unable or unwilling to serve as a nominee, the proxies may be voted for any substitute nominee designated by the present Board or the proxyholders to fill such vacancy, or the Board may be reduced in accordance with our Bylaws. The Board has no reason to believe that the persons named will be unable or unwilling to serve as nominees or as directors if elected.

Set forth below is information concerning the ages and backgrounds of the nominees and the other incumbent directors:

Directors to be Elected at the 2005 Annual Meeting

Steven J. Campbell, age 63, has served as Chairman of the Board of Packeteer since its inception and served as Packeteer's Chief Executive Officer from January 1996 through April 1996. Mr. Campbell was a founder of StrataCom, Inc., a network switching equipment company which was acquired by Cisco Systems in July 1996, where he was employed from January 1986 to June 1986 as Chief Executive Officer, and then from June 1986 to 1990 as Vice President of Engineering and Operations. He headed the PBX development at Rolm Communications, Inc., a telecommunications company, from 1978 through 1983 and held various positions at Intel Corporation, from 1972 through 1978. Mr. Campbell holds a B.S. in electrical engineering from Oregon State University and an M.S. in electrical engineering from Santa Clara University.

Craig W. Elliott, age 44, has served as a director of Packeteer since April 1996. From April 1996 until his retirement in May 2002, Mr. Elliott served as President and Chief Executive Officer of Packeteer. Prior to joining Packeteer, Mr. Elliott served as International General Manager of Apple Computer, Inc.'s Online Internet Division from January 1991 to March 1996. From November 1987 to May 1990, Mr. Elliott served as Apple's Product Business Manager in charge of Networking and Communication Products. Mr. Elliott currently serves on the board of directors of a privately held company. Mr. Elliott holds a B.S. from Iowa State University.

Joseph A. Graziano, age 61, has served as a director of Packeteer since February 1996. From June 1989 to December 1995, Mr. Graziano was Executive Vice President and Chief Financial Officer of Apple Computer, Inc. and served as a director of Apple from June 1993 until October 1995. From May 1987 to June 1989, Mr. Graziano served as Chief Financial Officer of Sun Microsystems, Inc. From October 1981 to May 1985, he was Chief Financial Officer of Apple Computer, Inc. Mr. Graziano currently serves as a director of Pixar, Inc. Mr. Graziano holds a B.S. in accounting, received an honorary doctorate of business from Merrimack College and is a certified public accountant.

Directors Whose Terms Expire in 2006

Dr. Hamid Ahmadi, who would have been up for re-election at the 2006 Annual Meeting, resigned from the Board effective October 21, 2004.

L. William Krause, age 62, has served as a director of Packeteer since March 2001. Mr. Krause has been Chairman of the Board of Caspian Networks, Inc., an IP networking systems provider, since April 2002 and CEO from April 2002 until June 2004. In addition, Mr. Krause has been President of LWK Ventures, a private investment firm since 1991. From September 2001 to February 2002, Mr. Krause was Chairman and Chief Executive Officer of Exodus Communications, Inc., which he guided through Chapter 11 Bankruptcy to a sale of assets. He also served as President and Chief Executive Officer of 3Com Corporation, a global data networking company, from 1981 to 1990, and as its Chairman from 1987 to 1993 when he retired. Mr. Krause currently serves as a director of Brocade Communication Systems, Inc., Pinnacle Systems, Inc., Sybase, Inc. and several privately held companies. Mr. Krause holds a B.S. degree in electrical engineering and received an honorary doctorate of science from The Citadel.

Bernard F. (Bud) Mathaisel, age 60, has served as a director of Packeteer since December 2004. Mr. Mathaisel has been Senior Vice President and CIO of Solectron Corporation since August 1999. Prior to joining Solectron, Mr. Mathaisel served as CIO of Ford Motor Company, where he had world-wide responsibility for IT, e-commerce and Ford's process-leadership group. Prior to Ford, Mr. Mathaisel was a national partner at Ernst & Young LLP where he founded and directed their Center for Business Innovation in Boston, Massachusetts. Mr. Mathaisel has also held executive positions at Walt Disney Company and Temple, Barker and Sloane, Inc. Mr. Mathaisel currently serves on the editorial advisory board of CIO Magazine, on the board of directors of e2open, a privately held company, and is technology advisor to several Venture Capital firms. Mr. Mathaisel holds a B.S. in Aeronautics and Astronautics and an M.S. in Operations Research from Massachusetts Institute of Technology.

Peter Van Camp, age 49, has served as a director of Packeteer since May 2001. Mr. Van Camp serves as Chief Executive Officer and on the board of directors of Equinix, Inc., an Internet infrastructure services company. Prior to joining Equinix in May 2000, he served as President, Americas Region for UUNet, a division of WorldCom, Inc., an Internet services company, beginning in January 1997. From October 1982 until January 1997, Mr. Van Camp served as President and Vice President of Sales of CompuServe Network Services, the corporate data networking division of CompuServe, Inc., a network services company. Mr. Van Camp holds a B.S. in accounting with a concentration in computer science from Boston College.

Directors Whose Terms Expire in 2007

Dave Côté, age 50, has served as President, Chief Executive Officer and director of Packeteer since October 2002. From April 1997 to October 2002, Mr. Côté served as Vice President of Worldwide Marketing and Communication ASSPs (Application-Specific Standard Products) for Integrated Device Technology, Inc., a semiconductor company. From January 1995 to November 1996, Mr. Côté served as Vice President of Marketing and Customer Support for ZeitNet Inc., which was acquired by Cabletron in 1996. From 1979 to 1995, he served in various marketing and sales positions, most recently as Director of Marketing at SynOptics, Inc. (now Nortel Networks). Mr. Côté holds an M.B.A. in business administration from California State University at Sacramento and a B.S. from the University of California at Davis.

Board of Directors

Board Independence. Our Board has determined that, except for Mr. Côté, our current President and Chief Executive Officer, and Mr. Elliott, our former President and Chief Executive Officer, all of its members are "independent" as defined in the applicable listing requirements of The Nasdaq Stock Market, or Nasdaq. In addition, our Board has determined that each member of the Audit Committee satisfies the independence requirements for audit committee members set forth in applicable Nasdaq and SEC rules.

Board Meetings. Our Board met for six regularly scheduled meetings and one special telephonic meeting during the last fiscal year. The independent members of the Board also met at regularly scheduled meetings at which only independent directors were present.

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee (which was previously named the Nominating Committee). In June, 2003, our Board also appointed a special committee, consisting of Messrs. Ahmadi and Krause, that has authorized the Company to negotiate a settlement of the pending claims substantially consistent with a memorandum of understanding negotiated among class plaintiffs, all issuer defendants and their insurers in connection with the amended complaint, captioned *In re Packeteer, Inc. Initial Public Offering Securities Litigation,* 01-CV-10185 (SAS), which was filed on April 20, 2002 and is described further in our Annual Report on Form 10-K for the year ended December 31, 2004. During the last fiscal year, the Audit Committee met for four regularly scheduled meetings and two special meetings, the Compensation Committee met five times and the Corporate Governance and Nominating Committee met once. During the last fiscal year, all directors attended at least 75% of the total number of meetings of the Board and all of the committees of the Board in which they served, except that Mr. Van Camp whose total attendance at Board and committee meetings in the aggregate was less than 75%.

We make every effort to schedule our annual meeting of stockholders at a time and date to maximize attendance by our directors, taking into account the directors' schedules, and we also typically schedule a Board meeting in conjunction with our annual meeting. Our directors are expected to make every effort to attend each annual meeting of stockholders absent an unavoidable and irreconcilable conflict. All of our directors attended our 2004 Annual Meeting of Stockholders, except Dr. Hamid Ahmadi and Mr. Krause.

Corporate Governance and Standing Board Committees. The Board has adopted a Code of Business Conduct and Ethics (the "Code"), which outlines the principles of legal and ethical business conduct under which we do business. The Code is applicable to all of our directors, officers and employees. The Code is available at http://www.packeteer.com/company/investors/corpgov.cfm. Any substantive amendment of the Code, and any waiver of the Code for executive officers or directors, will be made only after approval by a committee comprised of a majority of our independent directors and will be disclosed on our website. In addition, disclosure of any such waiver will be made within four days by the filing of a Form 8-K with the SEC.

The Board has also adopted a written charter for each of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. Each charter is available on the Company's website at http://www.packeteer.com/company/investors/corpgov.cfm.

Audit Committee. The primary functions of the Audit Committee include overseeing our accounting and financial reporting processes and the audits of our financial statements, including monitoring the adequacy of our system of financial reporting and internal accounting controls and procedures, reviewing the qualifications, independence and performance, and approving the terms of engagement of, our independent registered public accounting firm, reviewing and pre-approving any audit and permissible non-audit services that may be performed by our independent registered public accounting firm, reviewing and approving any related party transactions, reviewing with our management and the independent registered public accounting firm our interim and year-end operating results, reviewing our critical accounting policies and the application of accounting principles and preparing any reports required under SEC rules.

From January 1, 2004 through October 20, 2004, our Audit Committee consisted of Messrs. Ahmadi, Campbell and Graziano (Chairperson). On October 20, 2004, the Board appointed Mr. Van Camp to the Audit Committee following the resignation of Dr. Ahmadi from the Board effective October 21, 2004. On December 15, 2004, the Board appointed Mr. Mathaisel to the Audit Committee following the resignation of Mr. Van Camp from the Audit Committee. As of December 15, 2004, the Audit Committee Consisted of Messrs. Campbell, Graziano (Chairperson) and Mathaisel. The Board has determined that all Audit Committee members are "independent" as defined in the applicable listing requirements of Nasdaq and that all members possess the level of financial literacy required by applicable Nasdaq and SEC rules and that at least one member of the Audit Committee, Mr. Graziano, is a "financial expert" as defined by the rules and regulations of the SEC. The report of the Audit Committee is included in this annual report.

Compensation Committee. The primary functions of the Compensation Committee include reviewing and approving the compensation of our executive officers, including the Chief Executive Officer, reviewing director compensation, administering our equity incentive plans and preparing any reports required under SEC rules. During the last fiscal year, the Compensation Committee consisted of Messrs. Krause (Chairperson) and Van Camp, each of whom the Board has determined is "independent" as defined in the applicable listing requirements of Nasdaq. The report of the Compensation Committee is included in this annual report.

Corporate Governance and Nominating Committee. The primary functions of the Corporate Governance and Nominating Committee include identifying and selecting or recommending director nominees for each election of directors, developing and recommending to the Board criteria for selecting qualified director candidates, considering committee member qualifications, appointment and removal, recommending codes of conduct and compliance mechanisms applicable to the Company and providing oversight in the evaluation of the Board and each committee. During the last fiscal year, the Corporate Governance and Nominating Committee consisted of Messrs. Krause (Chairperson) and Graziano, each of whom the Board has determined is "independent" as defined in the applicable listing requirements of Nasdaq.

When considering the nomination of directors for election at an annual meeting, the Corporate Governance and Nominating Committee will review annually the results of an evaluation performed by the Board and each committee, and the needs of the Board for various skills, experience or other characteristics. The Corporate Governance and Nominating Committee's assessment of the Board's needs will include issues of diversity, age, skills such as an understanding of technology, finance and marketing, manufacturing and international background, and expected contributions to the Board.

When reviewing a potential candidate for nomination as director, including an incumbent whose term is expiring, the Corporate Governance and Nominating Committee will consider the perceived needs of the Board, the candidate's relevant background, experience, skills and expected contributions, and the qualification standards established from time to time by the Corporate Governance and Nominating Committee. With respect to such standards, it is the Corporate Governance and Nominating Committee's goal to assemble a Board that has a diversity of experience at policy-making levels in business, government, education and technology, and in areas that are relevant to our global activities. In addition, the Corporate Governance and Nominating Committee believes that members of the Board should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our stockholders. They must have an inquisitive and objective perspective and mature judgment. They must also have experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. In addition to the benefits of diverse viewpoints, the Corporate Governance and Nominating Committee may also take into account the benefits of a constructive working relationship among directors. Members of the Board will be expected to rigorously prepare for, attend, and participate in all Board and applicable committee meetings. Other than the foregoing, there are no stated minimum criteria for director nominees, although the Corporate Governance and Nominating Committee may also consider such other factors as it may deem, from time to time, are in the best interests of Packeteer and our stockholders.

The Corporate Governance and Nominating Committee will consider candidates for directors proposed by directors or management, and will evaluate any such candidates against the criteria and pursuant to the policies and procedures set forth above. If the Corporate Governance and Nominating Committee believes that the Board requires additional candidates for nomination, it will engage, as appropriate, a third party search firm to assist in identifying qualified candidates. As part of the nominating process, all incumbent directors and non-incumbent nominees will be required to submit a completed form of directors' and officers' questionnaire and all incumbent directors may be required to participate in a self-assessment process. The nomination process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Corporate Governance and Nominating Committee.

In addition, stockholders may recommend or nominate directors for election at an annual meeting, provided the advance notice requirements set forth in our Bylaws have been met. Candidates recommended by stockholders will be evaluated against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by directors or management.

Communication with Directors

Any stockholder who desires to contact our Chairman of the Board or any of the other members of the Board may do so in writing by mail to: Chairman of the Board of Directors, Packeteer, Inc., 10201 North De

Anza Boulevard, Cupertino, California 95014; or by email to our Corporate Secretary: dyntema@packeteer.com. The Corporate Secretary shall maintain a log of such communications and transmit as soon as practicable such communications to the identified director addressee(s), unless there are safety or security concerns that mitigate against further transmission of the communication, as determined by the Corporate Secretary in consultation with our corporate counsel. The Board or individual directors so addressed shall be advised of any communication withheld for safety or security reasons as soon as practicable.

Director Compensation

Our employee directors do not receive any compensation for their services as members of the Board. Beginning July 1, 2003 and through December 31, 2004, each non-employee Board member, who was "independent" as that term is defined by the applicable Nasdaq rules, was paid cash compensation is as follows:

- each non-employee Board member will receive an annual retainer of $16,000, payable at the rate of $4,000 per quarter;
- each non-employee member of the Audit Committee will receive an annual retainer of $10,000, payable at rate of $2,500 per quarter and each non-employee member of the Compensation Committee and Corporate Governance and Nominating Committee will each receive an annual retainer of $6,000, payable at the rate of $1,500 per quarter; and
- the chair of the Audit Committee will receive an additional annual retainer of $6,000, payable at the rate of $1,500 per quarter and the chair of the Compensation Committee and Corporate Governance and Nominating Committee will each receive an annual retainer of $4,000, payable at the rate of $1,000 per quarter.

Effective January 1, 2005, based upon the recommendation of the Compensation Committee and based upon competitive data, the Board adopted changes to the cash compensation to be paid to non-employee and "independent" members of the Board and committees of the Board. These changes were adopted in order to bring the compensation package of Packeteer's Board members more in line with compensation paid to directors of comparable companies, recognize the increased workload and responsibilities of the Board and committee members in recent years, and to enable Packeteer to attract qualified directors when needed. The new Board cash compensation is as follows:

- each non-employee Board member will receive an annual retainer of $20,000, payable at the rate of $5,000 per quarter;
- each non-employee member of the Audit Committee will receive an annual retainer of $12,000, payable at rate of $3,000 per quarter, each non-employee member of the Compensation Committee will receive an annual retainer of $8,000, payable at rate of $2,000 per quarter, and each non-employee member of the Corporate Governance and Nominating Committee will each receive an annual retainer of $6,000, payable at the rate of $1,500 per quarter; and
- the chair of the Audit Committee will receive an additional annual retainer of $8,000, payable at the rate of $2,000 per quarter, the chair of the Compensation Committee will receive an additional annual retainer of $6,000, payable at the rate of $1,500 per quarter and the chair of the Corporate Governance and Nominating Committee will receive an annual retainer of $4,000, payable at the rate of $1,000 per quarter.

In addition, under the Automatic Option Grant Program for non-employee directors as currently in effect under the 1999 Stock Incentive Plan (the "1999 Plan"), our non-employee directors are eligible to receive option grants as follows:

- each individual who first joins the Board after May 22, 2002 as a non-employee director will be automatically granted, at the time of such initial election or appointment, an initial option to purchase 30,000 shares of our Common Stock, provided such person has not previously been in our employ; and

- each incumbent non-employee director who is to continue to serve as a non-employee director after the date of each annual stockholders meeting, whether or not such individual is standing for re-election at that particular annual meeting, will be automatically granted, on the date of that annual meeting, an option to purchase 15,000 shares of our Common Stock.

Each option granted to non-employee directors under the Automatic Option Grant Program has or will have an exercise price per share equal to the fair market value per share of Common Stock on the grant date, and has or will have a maximum term of 10 years, subject to earlier termination should the optionee cease to serve as a Board member. Each option granted to a non-employee director under the Automatic Option Grant Program is immediately exercisable for all the shares subject to the option, but any shares purchased under the option will be subject to repurchase by Packeteer, at the exercise price paid per share, upon the optionee's cessation of Board service prior to vesting in those shares. The shares subject to each initial option grant will vest in a series of six successive equal semi-annual installments upon the optionee's completion of each six months of Board service over the thirty-six month period measured from the date of grant. The shares subject to each option granted in connection with and on the date of an annual stockholders meeting will be subject to a two year vesting period whereby such annual option grants will vest in a series of two successive equal annual installments upon the optionee's completion of each year of service as a Board member over the two year period measured from the option grant date. The shares subject to each option granted to a non-employee director under the Automatic Option Grant Program will immediately vest in full upon a change in control or ownership as described in the 1999 Plan or upon the optionee's death or disability while a Board member.

On May 26, 2004, the date of the 2004 Annual Meeting of Stockholders, the non-employee Board members, Messrs. Ahmadi, Campbell, Elliott, Graziano, Krause, and Van Camp, each received an automatic option grant for 15,000 shares of Common Stock. The exercise price per share in effect under each such option was $14.01, the fair market value per share of Common Stock on the grant date.

Under the terms of indemnification agreements that we enter into with each of our directors, we are obligated to indemnify each director against certain claims and expenses for which the director might be held liable in connection with past or future service on the Board. In addition, our Certificate of Incorporation provides that, to the greatest extent permitted by the Delaware General Corporation Law, its directors shall not be liable for monetary damages for breach of fiduciary duty as a director.

Vote Required

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote, which means that if the quorum requirements are met, the three nominees receiving the highest number of votes will be elected at the 2005 Annual Meeting. Unless otherwise instructed, the proxyholders will vote the proxies received by them "FOR" the nominees named above. Abstentions and broker non-votes have no effect on the vote.

Recommendation of the Board

The Board unanimously recommends that the stockholders vote "FOR" election of the nominees named above.

EXECUTIVE OFFICERS

Our executive officers and information concerning their ages and background as of April 1, 2005 are listed below:

Dave Côté	50	President, Chief Executive Officer and Director
Arturo Cázares	43	Vice President, Worldwide Sales
Manuel R. Freitas	56	Vice President, Operations and Customer Support
Ajmal Noorani	43	Vice President, Business Development
David Puglia	52	Vice President, Marketing
G. Mike Schumacher	66	Vice President, Engineering
David C. Yntema	60	Chief Financial Officer and Secretary

Dave Côté has served as President, Chief Executive Officer and director of Packeteer since October 2002. From April 1997 to October 2002, Mr. Côté served as Vice President of Worldwide Marketing and Communication ASSPs (Application-Specific Standard Products) for Integrated Device Technology, Inc., a semiconductor company. From January 1995 to November 1996, Mr. Côté served as Vice President of Marketing and Customer Support for ZeitNet Inc., which was acquired by Cabletron in 1996. From 1979 to 1995, he served in various marketing and sales positions, most recently as Director of Marketing at SynOptics, Inc. (now Nortel Networks). Mr. Côté holds an M.B.A. in business administration from California State University at Sacramento and a B.S. from the University of California at Davis.

Arturo Cázares has served as Vice President, Worldwide Sales at Packeteer since January 2004. Previously, he served as Senior Vice President, Worldwide Sales and Marketing at Menlo Worldwide, a supply chain logistics and transportation company, from September 2002 to January 2004. From July 1992 through August 2002, Mr. Cázares served in various executive management positions at 3Com Corporation. Most recently as Vice President, Sales, Service & Marketing for 3Com's Business Connectivity Company from June 2001 through September 2002 and from April 2001 to June 2001 Mr. Cázares served as Vice-President of Worldwide Services. Mr. Cázares served as Vice President for 3Com EMEA from April 1999 through April 2001, prior to that Mr. Cázares was Vice President for 3Com Americas International. Prior to 3Com, Mr. Cázares worked at Sun Microsystems and Fujitsu America. Mr. Cázares holds a M.B.A. and a B.S. in Electrical Engineering from Stanford University.

Manuel R. Freitas has served as Vice President, Operations and Customer Support at Packeteer since May 2000. Mr. Freitas served as an independent operations management consultant from April 1999 until November 1999 and then again from February 2000 through May 2000. Previously, he served as Vice President of Customer Operations for Vividence Corporation, an Internet services company, from November 1999 to February 2000. From February 1990 to March 1999, Mr. Freitas served in various positions at Adobe Systems, Inc., including Vice President of Worldwide Customer Operations from October 1995 to March 1999, interim Vice President of Sales and Support for the Americas from April 1998 to November 1998 and Director of OEM and Developer Support from February 1990 to September 1995. Mr. Freitas holds a B.A. in business administration from William Patterson College.

Ajmal Noorani has served as Vice President, Business Development at Packeteer since April 2003. Prior to joining Packeteer, Mr. Noorani served as a Vice President and an Executive-in-Residence at Garage Technology Ventures from January 2002 until March 2003. From May 1996 until July 2001, Mr. Noorani served in various executive operations positions at iGate Corporation, a global IT consulting firm, most recently as Chairman of Itiliti Inc., a subsidiary of iGate, from February 2000 until July 2001. Prior to joining iGate, he served from August 1994 until May 1996 as Assistant Vice President at Mellon Bank Corporation. Mr. Noorani holds an M.B.A. from Carnegie Mellon University and a B.S. in mechanical engineering from Maharaja Sayajirao University of Baroda, India.

David Puglia has served as Vice President, Marketing of Packeteer since April 2004. Prior to joining Packeteer, Mr. Puglia served as Senior Vice President of Global Marketing for Aspect Communications Corporation, an enterprise application software company, from March 1999 through April 2004. From

October 1996 through March 1999, Mr. Puglia served as Vice President of Marketing for Aurigin Inc., an intellectual property asset management company. Mr. Puglia holds a B.S. in computer science and a B.S. in psychology from Rutgers University.

G. Mike Schumacher has served as Vice President, Engineering of Packeteer since March 2004. Mr. Schumacher has over 30 years of R&D experience in developing networking and computer products. Most recently, from November 1999 through September 2003, Mr. Schumacher served as Vice President of Engineering of Vantive/PeopleSoft, Inc., an enterprise application software company. From January 1995 through July 1999, Mr. Schumacher served as Senior Vice President Product Operations of Network Equipment Technology, a networking products company. Mr. Schumacher holds a B.S. in mathematics from the University of Minnesota.

David C. Yntema has served as Chief Financial Officer and Secretary of Packeteer since January 1999. From May 1994 through August 1998, Mr. Yntema served as Chief Financial Officer and Vice President, Finance and Administration of VIVUS, Inc., a pharmaceutical company. Prior to joining VIVUS, Mr. Yntema served as Chief Financial Officer for EO, Inc., a handheld computer company, MasPar Computer Corporation, a massively parallel computer company, and System Industries, a storage subsystem company and has held a variety of other financial and general management positions. Mr. Yntema holds an M.B.A. from the University of Michigan, a B.A. in economics and business administration from Hope College and is a certified public accountant.

Our officers are appointed by the Board on an annual basis and serve until their successors have been duly appointed and qualified.

There are no family relationships among any of our directors or executive officers.

EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth certain summary compensation information with respect to the compensation earned for services rendered to Packeteer for each of the last three fiscal years by its Chief Executive Officer and each of the four other most highly compensated executive officers whose salary and bonus for the fiscal year ended December 31, 2004 exceeded $100,000 (the "Named Executive Officers"). No executive officers who would have otherwise been included in such table have been excluded by reason of his or her termination of employment or change in executive status during the year.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Securities Underlying Options Granted (#)	All Other Compensation ($)(2)
Dave Côté(3)	2004	320,000	136,405	125,000	1,764
President and Chief Executive Officer	2003	300,000	182,725	37,500	1,155
	2002	70,577	42,640	600,000	206
Arturo Cázares(4)	2004	219,086	167,187(5)	220,000	960
Vice President Worldwide Sales					
Manuel R. Freitas	2004	207,000	60,119	40,000	2,035
Vice President, Operations and	2003	198,000	82,478	110,000	2,083
Customer Support	2002	190,000	61,916	—	1,068
Ajmal Noorani(6)	2004	206,250	58,561	30,000	471
Vice President, Business Development	2003	141,980	17,666	110,000	315
David C. Yntema	2004	225,000	64,502	40,000	3,432
Chief Financial Officer	2003	203,000	84,358	110,000	2,143
	2002	190,000	62,380	—	1,998

(1) Figures for the 2004 fiscal year represent amounts earned during the 2004 fiscal year. See "Report of the Compensation Committee on Executive Compensation" for information concerning the determination and payment of bonuses.

(2) Represents premiums paid for group term life insurance benefits.

(3) Mr. Côté joined Packeteer in October 2002.

(4) Mr. Cázares joined Packeteer in January 2004.

(5) Represents $44,381 in bonuses earned in 2004 and $122,806 in commissions.

(6) Mr. Noorani joined Packeteer in April 2003.

OPTION GRANTS IN FISCAL YEAR 2004

The following table sets forth the specified information about the grants of options to purchase our Common Stock made during the 2004 fiscal year to the Named Executive Officers.

Name	Number of Securities Underlying Options Granted(2)	Percent of Total Options Granted to Employees in 2004(3)	Exercise Price ($/Share)(4)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Price Appreciation for Option Term(1)	
					5% ($)	10% ($)
Dave Côté	125,000	5.35	19.40	1/28/2014	1,525,069	3,864,825
Arturo Cázares	220,000	9.41	18.10	1/12/2014	2,504,258	6,346,282
Manuel R. Freitas	40,000	1.71	19.40	1/28/2014	488,022	1,236,744
Ajmal Noorani	30,000	1.28	19.40	1/28/2014	366,017	927,558
David C. Yntema	40,000	1.71	19.40	1/28/2014	488,022	1,236,744

(1) Potential gains are net of the exercise price, but before taxes associated with the exercise. The potential realizable value is calculated based on the term of the option on the date of grant, which is ten years. It is calculated assuming that the fair market value of the Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. There can be no assurance provided to any executive officer or other holder of the Common Stock that the actual stock price appreciation over the ten-year option term will be at the assumed 5% or 10% levels or at any other defined level. Actual gains, if any, on stock option exercises are dependent on the future performance of our Common Stock, overall market conditions and the option holders' continued employment through the vesting period. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants which were made to the Named Executive Officers with an exercise price equal to the fair market value of the Common Stock on the grant date.

(2) These options were granted under the 1999 Plan and will vest and become exercisable in the following manner: 25% of the shares vest and are exercisable upon completion of twelve months of service measured from the date of grant (January 12, 2004 for Mr. Cázares and January 28, 2004 for the remaining Named Executive Officers) and the remainder of the shares in thirty-six equal monthly installments upon completion of each additional month of service thereafter. See "Employment Agreements and Termination of Employment and Change in Control Arrangements" for a description of the applicable acceleration features. The options have a ten-year term, subject to early termination following cessation of service. See "Report of the Compensation Committee on Executive Compensation" for additional information about the determination of the award and size of option grants.

(3) Based on an aggregate of 2,337,491 options granted to employees and directors during the 2004 fiscal year.

(4) The exercise price per share of the options was equal to the fair market value of the Common Stock on the date of grant as determined by the closing selling price as reported by the Nasdaq National Market.

OPTION EXERCISES IN FISCAL YEAR 2004 AND DECEMBER 31, 2004 OPTION VALUES

The following table sets forth information with respect to the Named Executive Officers concerning option exercises for the fiscal year ended December 31, 2004 and exercisable and unexercisable options held as of December 31, 2004.

Name	Shares Acquired on Exercise	Value Realized ($)(3)	Number of Securities Underlying Unexercised Options at December 31, 2004(1)		Value of Unexercised In-the-Money Options at December 31, 2004 ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dave Côté	—	—	242,968	419,532	2,573,175	3,130,200
Arturo Cázares	—	—	—	220,000	—	—
Manuel R. Freitas	46,875	359,008	109,374	118,751	384,225	551,831
Ajmal Noorani	—	—	45,833	94,167	209,915	293,885
David C. Yntema	10,000	124,900	159,790	118,751	785,658	551,831

(1) Options vest and become exercisable in the following manner: 25% of the shares vest and are exercisable upon completion of twelve months of service measured from the date of grant and the remainder of the shares vest in thirty-six equal monthly installments upon completion of each additional month of service thereafter. See "Employment Agreements and Termination of Employment and Change in Control Arrangements" for a description of the applicable acceleration features.

(2) Based on a market value of $14.45 per share, the closing selling price of the Common Stock as reported by the Nasdaq National Market on December 31, 2004, less the exercise price payable for those shares. These values have not been, and may never be, realized.

(3) Represents the difference between the aggregate fair market value of the purchased shares at the time of exercise and the aggregate exercise price paid for the shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to Packeteer with respect to beneficial ownership of the Common Stock as of March 31, 2005 of (i) each beneficially owner of five percent or more of the outstanding shares of the Common Stock, (ii) each director or director nominee, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of Packeteer as a group.

Name of Beneficial Owner	Common Stock	
	Number of Shares Beneficially Held	Percent of Class(1)
T. Rowe Price Associates, Inc.(2) 100 E. Pratt Street Baltimore, MD 21202	3,724,600	11.01
Barclays Global Investors, NA(3) 45 Fremont Street, 17th Floor San Francisco, CA 94105	1,962,310	5.80
Steven J. Campbell(4)	396,896	1.17
Craig W. Elliott(5)	441,733	1.29
Joseph A. Graziano(6)	231,000	*
Dave Côté(7)	351,041	1.03
David C. Yntema(8)	199,377	*
Manuel R. Freitas(9)	105,832	*
Arturo Cázares(10)	75,333	*
Peter Van Camp(11)	70,000	*
Ajmal Noorani(12)	42,291	*
L. William Krause(13)	49,500	*
Bernard F. Mathaisel(14)	30,000	*
All directors and officers as a group (13 persons)(15)	2,092,439	5.92

* Less than 1%.

(1) As of March 31, 2005, we had outstanding 33,838,090 shares of Common Stock. The persons named in this table have sole voting power with respect to all shares of Common Stock shown as beneficially owned by them unless as otherwise noted below. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock, which that person could purchase by exercising outstanding options and options that will become exercisable within 60 days of March 31, 2005, including any outstanding options which are immediately exercisable, are deemed outstanding for the purpose of computing the percentage ownership of that person. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the address of each person listed on the table is c/o Packeteer, Inc., 10201 North De Anza Boulevard, Cupertino, California 95014.

(2) Based on a Schedule 13G/A filed with the SEC on February 14, 2005. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(3) Based on a Schedule 13G filed with the SEC on February 14, 2005. Includes 1,600,864 shares held by Barclays Global Investors, NA and 361,446 shares held by Barclays Global Fund Advisors.

(4) Includes 340,896 shares held by the Steven J Campbell Rev Trust DTD 5/22/2000, of which Mr. Campbell is trustee and 56,000 shares of Common Stock issuable upon exercise of immediately exercisable options held by Mr. Campbell, of which 48,500 will be vested within 60 days of March 31, 2005.

(5) Includes 24,650 shares held by Mr. Elliott and 407,083 shares of Common Stock issuable upon exercise of immediately exercisable options, of which 399,583 shares will be vested within 60 days of March 31, 2005, and 10,000 shares held by the Elliott Children's Trust for the benefit of Mr. Elliott's minor children of which Wells Fargo is Trustee.

(6) Includes 175,000 shares held by Mr. Graziano and 56,000 shares of Common Stock issuable upon exercise of immediately exercisable options held by Mr. Graziano, of which 48,500 will be vested within 60 days of March 31, 2005.

(7) Includes 351,041 shares of Common Stock issuable upon exercise of exercisable and vested options within 60 days of March 31, 2005.

(8) Includes 28,754 shares held by the David C. Yntema Trust, of which Mr. Yntema is Trustee, and 170,623 shares of Common Stock issuable upon exercise of exercisable and vested options within 60 days of March 31, 2005.

(9) Includes 105,832 shares of Common Stock issuable upon exercise of exercisable and vested options within 60 days of March 31, 2005.

(10) Includes 2,000 shares held by Mr. Cázares and 73,333 shares of Common Stock issuable upon exercise of immediately exercisable and vested options within 60 days of March 31, 2005.

(11) Includes 70,000 shares of Common Stock issuable upon exercise of immediately exercisable options, of which 62,500 shares will be vested within 60 days of March 31, 2005.

(12) Includes 42,291 shares of Common Stock issuable upon exercise of immediately exercisable and vested options within 60 days of March 31, 2005.

(13) Includes 49,500 shares of Common Stock issuable upon exercise of immediately exercisable options, of which 42,000 shares will be vested within 60 days of March 31, 2005.

(14) Includes 30,000 shares of Common Stock issuable upon exercise of immediately exercisable options, of which 0 shares will be vested within 60 days of March 31, 2005.

(15) Includes 572,300 shares held by such individuals and 1,510,139 shares of Common Stock issuable upon exercise of immediately exercisable options, of which 1,442,639 shares will be vested within 60 days of March 31, 2005.

EQUITY COMPENSATION PLAN INFORMATION

We currently maintain two compensation plans that provide for the issuance of our Common Stock to officers and other employees, directors and consultants. These consist of the 1999 Stock Incentive Plan ("1999 Plan") and the 1999 Employee Stock Purchase Plan (the "1999 ESPP"), each of which have been approved by stockholders. In addition, certain nonstatutory stock options granted under individual arrangements, which have not been approved by stockholders remain outstanding. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans and individual arrangements as of December 31, 2004:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options, Warrants and rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Shares Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders....	5,658,455	$11.80	4,696,024(1)
Equity compensation plans not approved by stockholders(2)	9,333	$ 0.25	—
Total......................	5,667,788		4,696,024

(1) Includes 2,502,245 shares that are reserved for issuance under the 1999 ESPP. The shares that are reserved for issuance under the 1999 Plan and under the 1999 ESPP are subject to automatic increase on January 1 of each year by a number of shares equal to 5% and 2%, respectively, of our outstanding shares as of the close of business on December 31 of the preceding calendar year.

(2) Consists of nonstatutory stock options that remain outstanding under two individual arrangements. All of these options were granted before our initial public offering in July 1999 under a plan whereby options are no longer granted. They have terms of ten years and are presently exercisable.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors is responsible for discharging the Board of Directors' responsibilities relating to the compensation and benefits of Packeteer's executive officers and directors. The Compensation Committee is comprised of two directors that the Board of Directors has determined are "independent," as such term is defined under the Nasdaq listing standards and the rules and regulations of the Securities and Exchange Commission. The members of the Compensation Committee are L. William Krause and Peter Van Camp.

The Compensation Committee operates under a written charter adopted by the Board of Directors, which provides that it is the duty of the Compensation Committee in consultation with the Board of Directors to review and determine all compensation for the Chief Executive Officer. The charter also provides that it is the duty of the Compensation Committee to review and determine the salaries and bonuses of all other executive officers of Packeteer and to establish the general compensation policies for such individuals. The Compensation Committee, in consultation with the Board of Directors also has the sole and exclusive authority to make discretionary option grants to Packeteer's executive officers under Packeteer's 1999 Stock Incentive Plan. The Compensation Committee has the authority to retain its own advisers to assist in the performance of its duties, including the ability to approve the fees and the terms of engagement of such advisers.

Compensation Philosophy and Executive Compensation

Packeteer is engaged in a very competitive industry, and its success depends upon its ability to attract and retain qualified executives through the competitive compensation packages it offers to such individuals. The Compensation Committee believes that the compensation programs for Packeteer's executive officers should reflect Packeteer's financial performance and the value created for its stockholders. In addition, the Compensative Committee believes that compensation programs should support Packeteer's short-term and long-term strategic goals and values and should reward individual contribution to its success.

The Compensation Committee's policy is to provide Packeteer's executive officers with compensation opportunities which are designed to attract, retain and reward highly skilled individuals and are based upon the executive's personal performance, Packeteer's financial performance and the executive's contribution to Packeteer's financial performance.

In order to align executive compensation with the Compensation Committee's compensation policies, each executive officer's compensation package is comprised of three elements:

- a base salary that is competitive within the market and reflects the individual's performance;
- annual cash incentive bonuses tied primarily to Packeteer's achievement of its financial performance goals; and
- long term stock based incentive awards that are designed to strengthen the mutuality of interests between the executive officer and Packeteer's stockholders.

An independent compensation consulting firm advises the Compensation Committee regarding the company's executive compensation levels as compared to those of other companies within and outside of the industry.

Factors. The principal factors that were taken into account in establishing each executive officer's compensation package for the 2004 fiscal year are described below. However, the Compensation Committee may in its discretion apply entirely different factors, such as different measures of financial performance, for future fiscal years.

Base Salary. The Compensation Committee seeks to set base salaries at a competitive level that takes into account the past performance of the individual. In setting base salaries for fiscal 2004, the Compensation Committee reviewed published compensation survey data for its industry prepared by an independent consulting firm. The Compensation Committee also reviewed detailed compensation data incorporated into the proxy statements of eighteen companies it had identified as comparable by industry that was compiled and analyzed by the independent consulting firm. The base salary for each officer reflects the salary levels for comparable positions in the published surveys and the comparative group of companies, as well as the individual's personal performance and internal alignment considerations. The relative weight given to each factor varies with each individual in the sole discretion of the Compensation Committee. Each executive officer's base salary is adjusted each year on the basis of:

- the Compensation Committee's evaluation of the officer's personal performance for the year;
- the competitive marketplace for persons in comparable positions; and
- Packeteer's performance and profitability.

Annual Incentives. The Compensation Committee believes that annual variable incentive bonuses are most effective in improving Company performance when tied to Packeteer's achievement of annual financial performance goals. The annual incentive bonus for the Chief Executive Officer and the other executive officers is based on a percentage of each officer's base pay adjusted to reflect Packeteer's actual financial performance and the attainment of the officer's individual goals. For purposes of the determination of executive bonuses, Packeteer's financial performance is measured in terms of revenue and profit as compared to plan (for fiscal year 2005, the annual incentive bonus will be based on Packeteer's financial performance as measured by revenue and operating income). If earned, bonuses are paid semi-annually. Commissions paid to Mr. Cázares, Vice President of Worldwide Sales, in connection with the performance of Packeteer's sales organization, are not part of this annual incentive bonus program.

Long Term Incentives. The Compensation Committee utilizes long-term stock-based incentive awards to strengthen the mutuality of interests between the executive officers and Packeteer stockholders. Generally, the Compensation Committee grants stock based incentive rewards to the executive officers on an annual basis. Each grant is designed to align the interests of the executive officer with those of the stockholders and provide each individual with a significant incentive to manage from the perspective of an owner with an equity stake in the business. Each grant allows the officer to acquire shares of Packeteer's Common Stock at a fixed price per share, which is the fair market value on the grant date, over a specified period of time not to exceed ten years. Each option generally becomes vested and exercisable in a series of installments over a 4-year period, contingent upon the officer's continued employment. Accordingly, the option will provide a return to the executive officer only if he or she remains employed by Packeteer during the vesting period, and then only if the market price of the shares appreciates over the option term. The size of the option grant to each executive officer, including the Chief Executive Officer, is set by the Compensation Committee at a level that is intended to create a meaningful opportunity for stock ownership based upon the individual's current position, the individual's personal performance in recent periods and his or her potential for future responsibility and promotion over the option term. The Compensation Committee also takes into account the number of unvested options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. The relevant weight given to each of these factors varies from individual to individual. The Compensation Committee has established certain guidelines with respect to the option grants made to the executive officers, but has the flexibility to make adjustments to those guidelines at its discretion.

Personal Benefits. Packeteer seeks to maintain equality among all of its employees. Accordingly, Packeteer does not provide its executive officers with personal benefit perquisites of any kind, nor are special dining or parking facilities provided to Packeteer's executive officers. In addition, Packeteer's health care and other insurance plans are applicable to all Packeteer employees, including its executive officers. The Compensation Committee believes this egalitarian approach to Packeteer's executives is in the best interests of all employees and Packeteer stockholders.

CEO Compensation. In setting the total compensation payable to the Chief Executive Officer for the 2004 fiscal year, the Compensation Committee sought to make that compensation competitive with the compensation paid to the chief executive officers of the companies detailed in published compensation survey data for its industry as well as detailed compensation data incorporated into the proxy statements of eighteen companies it had identified as comparable by industry. At the same time, the Compensation Committee sought to make a significant percentage of the Chief Executive Officer's compensation tied to Packeteer's performance. With respect to Mr. Côté's base salary for the 2004 fiscal year, the objective of the Compensation Committee was to be competitive with the base salary levels in effect for chief executive officers in similar companies and industries and to provide him with a level of stability and certainty each year and not have this particular component of compensation effected to any significant degree by Company performance factors. For the 2004 fiscal year, Mr. Côté's base salary was approximately at the median of the base salary levels of other chief executive officers at the surveyed companies. Mr. Côté's annual incentive bonus, however, was primarily dependent upon corporate performance. The Compensation Committee awarded stock options to Mr. Côté in 2004 in order to provide him with an equity incentive to continue contributing to Packeteer's financial success. The options will have value for Mr. Côté only if he remains employed by Packeteer during the vesting period, and then only if the market price of the underlying option shares appreciates over the market price in effect on the date the grant was made. For more information about the compensation of the Chief Executive Officer, see "EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS."

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code disallows a federal income tax deduction to publicly held companies for certain compensation paid to certain of their executive officers, to the extent that compensation exceeds $1 million per covered officer in any fiscal year. This limitation applies only to compensation which is not considered performance-based under the Section 162(m) rules. Packeteer's 1999 Plan has been structured so that any compensation realized by Packeteer's executive officers in connection with stock options, stock appreciation rights and certain stock issuance awards granted under the 1999 Plan will qualify as performance-based compensation which will not be subject to the $1 million limitation and such structure was approved by Packeteer's stockholders at the 2003 Annual Meeting. Non-performance based compensation paid to the executive officers for the 2004 fiscal year did not exceed the $1 million limit per officer. Because it is unlikely that the cash compensation payable to any of the executive officers in the foreseeable future will approach the $1 million limit, the Compensation Committee has decided at this time not to take any action to limit or restructure the elements of cash compensation payable to the executive officers. The Compensation Committee will reconsider this decision should the individual cash compensation of any executive officer ever approach the $1 million level.

It is the opinion of the Compensation Committee that the executive compensation policies and plans provide the necessary total remuneration program to properly align Packeteer's performance and the interests of Packeteer's stockholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long-term.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

L. William Krause, Chairperson
Peter Van Camp

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee for 2004 were Messrs. Krause, the chairperson, and Van Camp. None of the members of the Compensation Committee were at any time during 2004, or have ever been, employees or officers of the Company.

No current executive officer of the Company has ever served as a member of the board or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our Board or Compensation Committee.

STOCK PRICE PERFORMANCE

The graph depicted below shows a comparison of cumulative total stockholder returns for the Company, the Nasdaq National Market Composite Index and the Standard and Poors 500 Index for the period commencing July 28, 1999, the date of our initial public offering, and ending on December 31, 2004. The past performance of our Common Stock is no indication of future performance.

Comparison of Cumulative Total Return From July 28, 1999 through December 31, 2004 (1): Packeteer, Inc., Nasdaq National Market Composite Index and S&P 500 Index



DOLLARS
350
300
250
200
150
100
50
0
Packeteer, Inc.
Nasdaq National Market Composite Index
S&P 500 Index
7/28/1999
12/31/1999
12/29/2000
12/31/2001
12/31/2002
12/31/2003
12/31/2004

	7/28/99	12/31/99	12/29/00	12/31/01	12/31/02	12/31/03	12/31/04
Packeteer, Inc.	$100	250	44	26	24	60	51
Nasdaq National Market Composite Index	$100	151	91	72	49	74	80
S&P 500 Index	$100	108	97	84	64	81	89

(1) The graph assumes that $100 was invested in the Company at the closing price on July 28, 1999, in our Common Stock and in each index, and that all dividends were reinvested. No cash dividends have been declared on our Common Stock.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

We do not presently have any employment contracts in effect with any of the executive officers, except with respect to Mr. Côté, our current President and Chief Executive Officer. We provide incentives such as salary, benefits and option grants to attract and retain qualified employees.

The employment agreement with Mr. Côté, our President and Chief Executive Officer, provides for the payment to Mr. Côté of a starting annual salary and annual bonus, subject to change at the discretion of the Board or the Compensation Committee of the Board. The agreement also provides that Mr. Côté's employment is "at will", and may be terminated by us at any time with or without cause. In the event that the Company terminates Mr. Côté's employment without cause prior to a change in control, Mr. Côté shall continue to receive his monthly salary for a period of (i) six months, if terminated prior to the 12-month anniversary of his employment with Packeteer; or (ii) twelve months, if terminated after the 12-month anniversary of his employment with Packeteer. In the event that, within twelve months following the date of a change in control, Mr. Côté's employment with us is either terminated by us without cause or by Mr. Côté due to a substantial diminution in duty, Mr. Côté shall receive his then current base salary as a severance payment for a period of twelve months. Pursuant to the agreement, Mr. Côté was also granted an option under our 1999 Plan to purchase 600,000 shares of our Common Stock. In the event of a change of control following which Mr. Côté is not the President and Chief Executive Officer of the surviving entity of such transaction, any unvested option shares then held by Mr. Côté would accelerate and become vested in the following increments: (i) 25% of any unvested option shares then held by Mr. Côté and granted to Mr. Côté within 12 months of the closing date of such a change of control transaction, shall become vested and exercisable; (ii) 50% of any unvested option shares then held by Mr. Côté and granted to Mr. Côté within the period beginning 24 months prior to the closing date of such a change of control transaction and ending 12 months prior to such date, shall become vested and exercisable; and (iii) 100% of any unvested option shares then held by Mr. Côté and granted to Mr. Côté during any period more than 24 months prior to the closing date of such a change of control transaction, shall become vested and exercisable.

In the event of a change of control, Mr. Yntema, our Chief Financial Officer, will receive his base salary and bonus for one year.

Options granted to the executive officers named in the summary compensation table under our 1999 Plan are or will be subject to the following provisions in the event of a change in control of the Company:

- Each outstanding option granted under the Discretionary Option/Stock Appreciation Rights Grant Program will automatically vest in full, unless it is assumed or otherwise continued in effect by the successor corporation or replaced with a cash incentive program which preserves the spread existing on the unvested option shares (the excess of the fair market value of those shares over the option exercise price payable for such shares) and provides for subsequent payout in accordance with the same vesting schedule in effect for those option shares; and

- All unvested shares of our Common Stock that were issued upon exercise of options granted under the Discretionary Option/Stock Appreciation Rights Grant Programs or under the Restricted Stock/ Restricted Stock Unit Program and which are outstanding at the time of the change of control will automatically vest in full, unless the Company's repurchase rights with respect to those shares are assigned to the successor corporation or otherwise continued in effect.

In addition, the Compensation Committee, as administrator of our 1999 Plan, has complete discretion to grant options under the Discretionary Option/Stock Appreciation Rights Grant Program with terms that provide that such options will become automatically exercisable and vested in full in the event the optionee's service with the Company or the successor entity is terminated (actually or constructively) within a designated period following a change in control transaction in which those options are assumed or otherwise continued in effect. Furthermore, under the terms of our 1999 Plan, the Compensation Committee has the discretion to grant options under the Discretionary Option/Stock Appreciation Rights Grant Program with terms that provide that such options will automatically vest in full upon a change in control, whether or not the options are to be assumed or otherwise continued in effect.

Under the 1999 Plan, a change in control will be deemed to occur upon (i) an acquisition of the Company by merger or asset sale, (ii) the successful completion of a tender offer for more than 50% of the Company's outstanding voting stock or (iii) a change in the majority of the Board effected through one or more contested elections for Board membership.

PROPOSAL NO. 2:

APPROVAL OF AMENDMENTS TO 1999 STOCK INCENTIVE PLAN

Our stockholders have previously approved the Packeteer, Inc. 1999 Stock Incentive Plan (the "1999 Plan"), under which employees, consultants and members of the Board of Directors may be granted options and other rights to acquire shares of our Common Stock. The stockholders now are being asked to approve certain amendments to the 1999 Plan, adopted by the Board of Directors subject to stockholder approval, to authorize the grant of performance share and performance unit awards intended to result in the payment of performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code (the "Code"), to add certain provisions in order to preserve our ability to deduct in full compensation realized pursuant to an award intended to qualify as performance-based compensation, and to eliminate a requirement that the Company receive payment of the fair market value of shares issued under restricted stock or restricted stock unit awards.

We operate in a challenging marketplace in which our success depends to a great extent on our ability to attract and retain employees, directors and other service providers of the highest caliber. One of the tools our Board of Directors regards as essential in addressing these human resource challenges is a competitive equity incentive program. As many of our stockholders may be aware, the Financial Accounting Standards Board has adopted new financial accounting standards that will govern the accounting treatment of share-based payments, including a requirement that companies record compensation expense in their financial statements for stock options granted to employees, as well as for other types of equity-based incentives provided to employees. In view of these changes in accounting standards, the Board of Directors believes it is of paramount importance that our stock incentive programs provide the Company with a range of incentive tools and sufficient flexibility to permit the Board's Compensation Committee to implement them in ways that will make the most effective use of the shares our stockholders agree to make available for incentive purposes. For this reason, we are asking our stockholders to approve amendments to the 1999 Plan that will authorize the grant of performance share and performance unit awards and will permit the grant of restricted stock and restricted stock unit awards without requiring that the Company receive payment of 100% of the fair market value of shares to be issued under such awards.

Performance shares and performance units are awards under which payments are made to participants only to the extent that performance goals established by the Compensation Committee of the Board are attained during a specified performance period. These awards are intended to result in the payment of performance-based compensation within the meaning of Section 162(m) of the Code that will be fully deductible by the Company for federal income tax purposes. Similarly, awards of restricted stock or restricted stock units that are granted upon or vest upon the attainment of pre-established performance goals may result in the payment of fully deductible performance based-compensation. Section 162(m) of the Code generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer or to any of the four other most highly compensated officers of a publicly held company. However, certain types of compensation, including performance-based compensation, are generally excluded from this limit. To enable compensation in connection with stock options, stock appreciation rights, restricted stock or restricted stock unit awards granted or vesting upon the attainment of performance goals, and performance shares and performance unit awards to qualify as "performance-based" within the meaning of Section 162(m), the stockholders are being asked to approve certain additional amendments to the 1999 Plan. By approving this proposal, the stockholders will be approving, among other things:

- the persons eligible to receive awards intended to result in the payment of performance-based compensation;
- the performance criteria upon which awards of performance shares, performance units and certain awards of restricted stock and restricted stock units may be based;
- the maximum numbers of shares for which stock options, stock appreciation rights, awards of restricted stock or restricted stock units based on attainment of performance goals and performance shares may be granted to an employee in any fiscal year; and

- the maximum dollar amount that a participant may receive upon settlement of performance units.

While we believe that compensation in connection with such awards under the 1999 Plan generally will be deductible by the Company for federal income tax purposes, under certain circumstances, such as a change in control of the Company, compensation paid in settlement of certain awards may not qualify as "performance-based."

The Board of Directors believes that the proposed amendments to the 1999 Plan provide the Company with additional capabilities to assist us in attracting and retaining the high caliber employees, directors and consultants essential to our success and in motivating these individuals to strive to meet our goals. Further, the Board believes that it is in the best interests of the Company and its stockholders to continue to preserve the ability of the Company to deduct in full compensation resulting from stock options, stock appreciation rights and certain restricted stock and restricted stock unit awards, and awards of performance shares and performance units granted under the 1999 Plan. Therefore, our Board urges you to vote to approve the proposed amendments to the 1999 Plan, which will become effective only if and when approved by our stockholders.

Summary of the 1999 Plan, as Amended

The following is a summary of the principal features of the 1999 Plan, as amended. Any stockholder who wishes to obtain a copy of the actual plan document may do so upon written request to the Company at 10201 North De Anza Boulevard, Cupertino, California 95014.

Equity Incentive Programs Authorized. The 1999 Plan, as amended, consists of four separate equity incentive programs: (i) the Discretionary Option/Stock Appreciation Rights Grant Program, (ii) the Restricted Stock/Restricted Stock Unit Program, (iii) the Performance Award Program, and (iv) the Automatic Option Grant Program for non-employee Board members. The principal features of each program are described below.

Authorized Shares. As of March 31, 2005, a maximum of 9,239,197 of the authorized but unissued or reacquired shares of Common Stock may be issued under the 1999 Plan. The number of shares authorized for issuance under the 1999 Plan automatically increase on the first trading day of each calendar year during the term of the 1999 Plan by an amount equal to 5% of the total number of shares of Common Stock outstanding on the last trading day of the immediately preceding calendar year, but in no event will any such annual increase exceed 3,000,000 shares.

As of March 31, 2005, options to purchase 6,453,143 shares were outstanding under the 1999 Plan, and 2,786,054 shares remained available for future grant. Shares subject to any options (including options transferred from the Company's 1996 Equity Incentive Plan) or freestanding stock appreciation rights granted under the 1999 Plan which expire or otherwise terminate prior to exercise in full will be available for subsequent issuance under the 1999 Plan. Shares subject to unvested awards that are forfeited or cancelled and unvested shares issued under the 1999 Plan that are subsequently forfeited or that we repurchase at their original purchase price pursuant to the Company's purchase rights under the 1999 Plan will also become available for subsequent issuance. However, any shares subject to stock appreciation rights exercised under the 1999 Plan will not be available for reissuance. Shares tendered in payment of the exercise price of options and shares otherwise issuable under the 1999 Plan that are withheld in satisfaction of tax withholding obligations incurred in the settlement of awards will not be available for future issuance under the 1999 Plan.

To enable compensation received in connection with certain types of awards granted under the 1999 Plan to qualify as "performance-based," within the meaning of Section 162(m) of the Code, the 1999 Plan establishes a limit on the maximum aggregate number of shares or dollar value for which any such award may be granted to an employee in any calendar year, as follows:

- Stock options or freestanding stock appreciation rights: No more than 1,000,000 shares.
- Restricted stock or restricted stock unit awards intended to result in the payment of performance-based compensation: No more than 500,000 shares.

- Performance share awards intended to result in the payment of performance-based compensation: No more than 150,000 shares for each year contained in the performance period of the award.
- Performance unit awards intended to result in the payment of performance-based compensation: No more than $1,500,000 for each year contained in the performance period of the award.

Prior to its amendment, the 1999 Plan provided that no participant may receive in any calendar year options, separately exercisable stock appreciation rights and direct stock issuances of more than 750,000 shares in the aggregate.

In the event any change is made to the outstanding shares of Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Company's receipt of consideration, appropriate adjustments will be made to (i) the maximum number and/or class of securities issuable under the 1999 Plan, (ii) the maximum number and/or class of securities for which any one person may be granted one or more awards under the 1999 Plan within a specified period of time, (iii) the number and/or class of securities for which options are to be granted under the Automatic Option Grant Program, (iv) the number and/or class of securities and the exercise price per share under each option and stock appreciation right outstanding under the 1999 Plan, (v) the number and/or class of securities under each restricted stock, restricted stock unit and performance share award outstanding under the 1999 Plan, and (vi) the maximum number and/or class of securities by which the share reserve under the 1999 Plan is to increase automatically each year. Such adjustments will be effected in a manner to preclude any dilution or enlargement of benefits under the 1999 Plan or the outstanding options.

Administration. The 1999 Plan is administered by the Board of Directors or a committee of the Board, which, in the case of awards intended to qualify for performance-based compensation treatment under Section 162(m) of the Code, must be comprised solely of two or more "outside directors" within the meaning of Section 162(m). The Compensation Committee of the Board has the exclusive authority to administer the Discretionary Option/Stock Appreciation Rights Grant Program, the Restricted Stock/Restricted Stock Units Program and the Performance Award Program with respect to executive officers, "covered employees" within the meaning of Section 162(m) and non-employee Board members, and also has the authority to administer those programs with respect all other eligible individuals. However, the Board may appoint a secondary committee of one or more Board members to have separate but concurrent authority to grant awards under those three programs to individuals other than executive officers and non-employee Board members. The Board may also authorize one or more officers of the Company to grant options or stock appreciation rights under the Discretionary Option/Stock Appreciation Rights Grant Program to employees, other than executive officers or covered employees, but not in excess of 50,000 shares to any employee in any calendar year and subject to guidelines established by the Board or the Compensation Committee. Neither the Board nor any committee will exercise any administrative discretion under the Automatic Option Grant Program. All grants under that program will be made in compliance with the express provisions of such program. The term "plan administrator," as used in this summary, will mean the Board of Directors, the Compensation Committee, or any secondary committee or officer delegated authority by the Board, to the extent acting within the scope of its or his or her administrative authority under the 1999 Plan.

Prohibition of Option and Stock Appreciation Rights Repricing. The 1999 Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of our stockholders, the plan administrator may not provide for either the cancellation of outstanding options or stock appreciation rights in exchange for the grant of new options or stock appreciation rights at a lower exercise price or the amendment of outstanding options or stock appreciation rights to reduce the exercise price.

Eligibility. Employees (including officers), non-employee Board members and consultants of the Company or of any parent or subsidiary of the Company will be eligible to participate in the Discretionary Option/Stock Appreciation Rights Grant Program, the Restricted Stock/Restricted Stock Units Program and the Performance Award Program. Participation in the Automatic Option Grant Program is limited to the non-employee members of the Board. While any eligible person may be granted a nonstatutory stock option, only employees may be granted incentive stock options qualifying under Section 422 of the Code. As of March 31,

2005, approximately 302 employees, including 7 executive officers, and 6 non-employee Board members were eligible to participate in the 1999 Plan.

Discretionary Option/Stock Appreciation Rights Grant Program. Subject to the terms of the 1999 Plan, the plan administrator determines, in its discretion, which eligible individuals are to be granted options and/or stock appreciation rights under the Discretionary Option/Stock Appreciation Rights Grant Program, the time of grant, the number of shares subject to each award, whether an option is intended to be an incentive stock option or a nonstatutory stock option, the exercise price, the vesting provisions (if any), the time of expiration of the award, and all other terms and conditions of the awards. Stock appreciation rights may be granted either in tandem with a related option (a "Tandem SAR") or independently of any option (a "Freestanding SAR"). A Tandem SAR permits the option holder, subject to the approval of the plan administrator, to elect between the exercise of the underlying option for shares of Common Stock or the surrender of the option and the exercise of the related stock appreciation right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the plan administrator.

Each option and stock appreciation right granted under the 1999 Plan will be evidenced by a written agreement between the Company and the participant specifying the number of shares subject to the award and the other terms and conditions of the award, consistent with the requirements of the 1999 Plan. Awards granted under the Discretionary Option/Stock Appreciation Rights Grant Program will have an exercise price per share of not less than 100% of the fair market value of a share of Common Stock on the date of grant. However, any incentive stock option granted to a person who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company (a "10% Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of Common Stock on the date of grant. The fair market value per share of Common Stock on any relevant date under the 1999 Plan is deemed to be equal to the closing price per share on that date on the Nasdaq National Market. On March 31, 2005, the fair market value per share of Common Stock determined on such basis was $15.39.

The shares subject to each option and stock appreciation right will generally vest in one or more installments over a specified period of service measured from the grant date. However, one or more options may be immediately exercisable for any or all of the option shares, which will remain subject to repurchase by the Company at their original exercise price if the participant's service terminates before the shares vest. No option or stock appreciation right will have a term in excess of ten years, provided that an incentive stock option granted to a 10% Stockholder must have a term not exceeding five years. Upon cessation of service, the participant will have a limited period of time in which to exercise his or her outstanding options and stock appreciation rights to the extent vested. The plan administrator, in its discretion, may extend the exercise period of an option or stock appreciation right following the participant's cessation of service and/or accelerate the exercisability or vesting of such awards in whole or in part.

The 1999 Plan provides that the exercise price of options may be paid in cash or by check, by tender to the Company of shares of Common Stock owned by the participant for the requisite period, if any, necessary to avoid a charge to the Company's earnings for financial reporting purposes and valued at fair market value on the exercise date, or by means of irrevocable instructions to a brokerage firm assigning to the Company out of the proceeds of an immediate sale of purchased shares an amount sufficient to pay the exercise price and all applicable income and employment taxes required to be withheld by the Company. Upon the exercise of any stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the vested shares as to which the right is exercised over the aggregate exercise price for those shares. In granting Freestanding SARs, the plan administrator will designate whether the payment in settlement of the award will be made solely in shares of Common Stock or solely in cash. Payment in settlement of Tandem SARs may only be made in shares of Common Stock.

Restricted Stock/Restricted Stock Unit Program. Subject to the terms of the 1999 Plan, the plan administrator determines, in its discretion, which eligible individuals are to be granted awards under the

Restricted Stock/Restricted Stock Unit Program, the time of grant, the number of shares subject to each award and the vesting provisions (if any) of the award. Awards granted under the Restricted Stock/Restricted Stock Unit Program will be evidenced by a written agreement between the Company and the participant specifying the number of shares subject to the award and the other terms and conditions of the award, consistent with the requirements of the 1999 Plan.

The plan administrator may grant restricted stock awards under the 1999 Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase Common Stock, or in the form of a restricted stock bonus. Prior to amendment, the 1999 Plan provided that purchase price per share will not be less than the fair market value per share of Common Stock on the date of issuance. As amended, the 1999 Plan authorizes the plan administrator to determine the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of the Common Stock. Payment of the purchase price under a restricted stock purchase award may be in cash or by check, or in exchange for non-monetary consideration in the form of past services rendered to the Company or any parent or subsidiary corporation. No monetary payment is required as a condition of receiving shares of Common Stock under a restricted stock bonus award, for which the participant furnishes consideration in the form of services to the Company.

Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the plan administrator specifies, including the attainment of one or more performance goals similar to those described below in connection with performance awards. Shares acquired pursuant to a restricted stock award may not be transferred by the participant until vested. Unless otherwise provided by the plan administrator, a participant will forfeit any shares of restricted stock as to which the restrictions have not lapsed prior to the participant's termination of service. Participants holding restricted stock will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

The plan administrator may grant restricted stock units under the 1999 Plan, which represent a right to receive shares of our Common Stock at a future date determined in accordance with the participant's award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant's services to the Company. The plan administrator may grant restricted stock unit awards subject to the attainment of one or more performance goals similar to those described below in connection with performance awards, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Unless otherwise provided by the plan administrator, a participant will forfeit any restricted stock units which have not vested prior to the participant's termination of service. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the plan administrator may grant restricted stock units that entitle their holders to dividend equivalent rights, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay.

Performance Award Program. The plan administrator may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the plan administrator determines in writing and sets forth in a written agreement between the Company and the participant. These awards may be designated as performance shares or performance units. Performance shares and performance units are unfunded bookkeeping entries generally having initial values equal to the fair market value determined on the grant date of a share of common stock and a dollar amount per unit, respectively, determined by the plan administrator at the time of grant. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more predetermined performance goals are attained within a predetermined performance period. To the extent earned, performance awards may be settled in cash, shares of Common Stock (including shares of restricted stock) or any combination thereof.

Prior to the beginning of the applicable performance period or such later date as permitted under Section 162(m) of the Code, the plan administrator will establish one or more performance goals applicable to the award. Performance goals will be based on the attainment of specified target levels with respect to one or more measures of business or financial performance of the Company and each subsidiary corporation consolidated with the Company for financial reporting purposes, or such division or business unit of the Company as may be selected by the plan administrator. The plan administrator, in its discretion, may base performance goals on one or more of the following such measures:

> revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; operating income; net income; economic value added; free cash flow; operating cash flow; the market price of our Common Stock; earnings per share; return on stockholder equity; return on capital; return on assets; the balance of cash, cash equivalents and marketable securities; market share; number of customers; customer satisfaction; product development; and completion of a joint venture or other corporate transaction.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to a standard specified by the plan administrator. The degree of attainment of performance measures will be calculated in accordance with generally accepted accounting principles, but prior to the accrual or payment of any performance award for the same performance period, and, according to criteria established by the plan administrator, excluding the effect (whether positive or negative) of changes in accounting standards or any extraordinary, unusual or nonrecurring items occurring after the establishment of the performance goals applicable to a performance award.

Following completion of the applicable performance period, the plan administrator will certify in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The plan administrator retains the discretion to eliminate or reduce, but not increase, the amount that would otherwise be payable on the basis of the performance goals attained to a participant who is a "covered employee" within the meaning of Section 162(m) of the Code. However, no such reduction may increase the amount paid to any other participant. The plan administrator may make positive or negative adjustments to performance award payments to participants other than covered employees to reflect the participant's individual job performance or other factors determined by the plan administrator. In its discretion, the plan administrator may provide a participant awarded performance shares with dividend equivalent rights with respect to cash dividends paid on the Company's common stock. The plan administrator may provide for performance award payments in lump sums or on a deferred basis.

Unless otherwise provided by the plan administrator, if a participant's service terminates for any reason, whether voluntary or involuntary (including the participant's death or disability) prior to completion of the applicable performance period, the performance award will be forfeited. No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the settlement of the award.

Automatic Option Grant Program. The Automatic Option Grant Program provides for the automatic grant of nonstatutory stock options to members of the Board of Directors who are not employees of the Company or of any parent or subsidiary of the Company. It is intended to qualify as a "formula plan" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. Upon initial election or appointment to the Board, each director not previously or currently employed by the Company or any parent or subsidiary will be granted an option for 30,000 shares of Common Stock. On the day of each annual meeting of stockholders, each individual who is to continue to serve as a non-employee Board member will be granted an option to purchase 15,000 shares of Common Stock. The shares subject to each initial option will vest in a series of 6 successive equal semi-annual installments upon the participant's completion of each 6-month period of Board service over the 36-month period measured from the grant date. The shares subject to each annual option will vest in two equal annual installments upon the participant's completion of each year of service over the two-year period measured from the option grant date. Each initial and annual option will have an exercise price per share equal to the fair market value per share of Common Stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the participant's cessation of Board service. Options granted under the Automatic Option Grant Program will be immediately exercisable for all of the option shares. However, any such shares remaining unvested at the time of a participant's cessation of Board service will be subject to repurchase by the Company at their original exercise price.

The shares subject to each option granted under the Automatic Option Grant Program will immediately vest in full upon certain changes in control or ownership of the Company or upon the participant's death or disability while a Board member. Following the participant's cessation of Board service for any reason, the option will remain exercisable for a 12-month period to the extent vested at the time of cessation of Board service. All other terms of options granted under the Automatic Option Grant Program are the same as the terms of options granted under the Discretionary Option/Stock Appreciation Rights Grant Program.

Change in Control. For the purposes of the 1999 Plan, a change in control will be deemed to occur upon (i) an acquisition by any person of securities possessing more than 50% of the total combined voting power of Company's outstanding securities pursuant to a tender or exchange offer made directly to the stockholders; (ii) a change in the majority of the Board over a period of 36 consecutive months (12 months in case of any award subject to Section 409A of the Code) or less effected through one or more contested elections for Board membership; (iii) a merger or consolidation in which securities possessing more than 50% of the total combined voting power of Company's outstanding securities are transferred to persons different from the persons holding such securities immediately prior to the transaction; or (iv) a sale of all or substantially all of the Company's assets in complete liquidation or dissolution of the Company.

If a change in control occurs, each option and stock appreciation right outstanding under the Discretionary Option/Stock Appreciation Rights Grant Program will automatically vest in full, unless assumed by the successor corporation or replaced with a cash incentive program which preserves the spread existing on the unvested award shares (the excess of the fair market value of those shares over the exercise price payable for such shares) and provides for subsequent payment of that spread in accordance with the same vesting schedule in effect for those award shares. In addition, all unvested shares outstanding under the Discretionary Option/Stock Appreciation Rights Grant Program and Restricted Stock/Restricted Stock Unit Program will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation or such accelerated vesting is precluded by the plan administrator at the time the shares are issued.

The plan administrator may grant one or more options under the Discretionary Option/Stock Appreciation Rights Grant Program providing for immediate vesting upon a change in control, whether or not the options are to be assumed. The plan administrator may also grant awards under the Restricted Stock/Restricted Stock Unit Program that will immediately vest upon a change in control. The plan administrator may provide for the acceleration of vesting of any performance share or performance unit award granted under the Performance Award Program to such extent as provided in the award agreement. The shares subject to each option granted under the Automatic Option Grant Program will immediately vest upon any change in control.

The plan administrator may grant one or more options under the Discretionary Option/Stock Appreciation Rights Grant Program which will become exercisable in full if the participant's service with the Company or the successor entity is terminated (actually or constructively) within a designated period following a change in control in which those options are assumed. The vesting of shares outstanding under the Restricted Stock/Restricted Stock Unit Program may also accelerate upon similar terms and conditions.

The plan administrator may grant limited stock appreciation rights under the Discretionary Option/Stock Appreciation Rights Grant Program to one or more officers or non-employee Board members in connection with their outstanding options, and each option granted under the Automatic Option Grant Program will automatically include such limited stock appreciation rights. Upon the successful completion of a tender or exchange offer for more than 50% of the Company's outstanding voting securities which the Board does not recommend that the stockholders accept, each outstanding option with a limited stock appreciation right may be surrendered to the Company in return for a cash distribution. The amount of the distribution per surrendered option share will be equal to the excess of (i) the fair market value per share at the time the option is surrendered or, if greater, the tender offer price paid per share over (ii) the exercise price payable per share under the surrendered option.

Stockholder Rights and Option/Stock Appreciation Right Transferability. No participant will have any rights as a stockholder with respect to the shares subject to an option or stock appreciation right until such participant has exercised the award and paid the exercise price for the purchased shares or become the holder of record of shares issued in settlement of a stock appreciation right. Options and stock appreciation rights are not assignable or transferable other than by will or the laws of inheritance following the participant's death, and during the participant's lifetime, the award may only be exercised by the participant. However, nonstatutory options, Tandem SARs related to a nonstatutory option and Freestanding SARs may be transferred or assigned during a participant's lifetime to one or more members of the participant's immediate family or to a trust established for one or more such family members.

Tax Withholding. The Company is not obligated to deliver shares or payment in cash upon the exercise, vesting or settlement of any award under the 1999 plan unless the participant has made adequate provision for all applicable income and employment tax withholding obligations. The plan administrator may permit any participant to elect to have the Company withhold a portion of the shares otherwise issuable to the participant or to deliver previously acquired shares of Common Stock in payment of such tax withholding tax obligations.

Awards Subject to Section 409A of the Code. Certain awards granted under the 1999 Plan may be deemed to constitute "deferred compensation" within the meaning of Section 409A of the Code and such regulations or other administrative guidance that may be issued pursuant to that Section. Any such awards will be required to comply with the requirements of Section 409A. Notwithstanding any provision of the 1999 Plan to the contrary, the Board is authorized, in its sole discretion and without the consent of any participant, to amend the 1999 Plan or any award agreement as it deems necessary or advisable to comply with Section 409A or any other present or future law applicable to the plan.

Amendment and Termination. The Board may amend or modify the 1999 Plan at any time, subject to any required stockholder approval pursuant to applicable laws and regulations. Unless sooner terminated by the Board, the 1999 Plan will terminate on the earliest of (i) May 18, 2009, (ii) the date on which all shares available for issuance under the 1999 Plan have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with certain changes in control or ownership of the Company.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 1999 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

Incentive Stock Options. Incentive stock options are options which satisfy the requirements of Section 422 of the Code. No taxable income is recognized by the participant upon receipt of the option, and no taxable income is generally recognized at the time the option is exercised. The participant will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of a taxable disposition. For federal tax purposes, dispositions are considered to be either qualifying or disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two years after the date the option for the shares involved in such sale or disposition is granted and more than one year after the date the option is exercised for those shares. If the sale or disposition occurs before these two requirements are satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the purchased shares over the exercise price paid for the shares. If there is a disqualifying disposition of the shares, the participant will recognize ordinary income equal to the excess of the fair market value of those shares on the exercise date over the exercise price paid for the shares, but generally not to exceed the gain realized on the sale or other disposition, if less. Any additional gain or any loss recognized upon the disposition will be a capital gain or capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

In general, the difference between the option exercise price and the fair market value of the shares on the date when an incentive stock option is exercised, or at such later time as the shares vest, is treated as an adjustment in computing income that may be subject to the alternative minimum tax, which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participants subject to the alternative minimum tax.

Nonstatutory Stock Options. Options not designated or qualifying as incentive stock options are nonstatutory stock options. No taxable income is recognized by a participant upon receipt of such an option. The participant generally will recognize ordinary income upon exercising a nonstatutory stock option equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. If the participant is an employee, such income generally is subject to income and employment tax withholding. If the shares acquired upon exercise of the nonstatutory stock option are unvested and subject to repurchase by the Company in the event of the participant's termination of service prior to vesting, then the participant will acquire shares subject to taxation in the same manner as described below under "Restricted Stock."

Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the date the participant recognized ordinary income, will be taxed as capital gain or capital loss. The Company generally should be entitled to a tax deduction equal to the amount of ordinary income recognized by the participant as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Appreciation Rights. No taxable income is recognized upon receipt of a stock appreciation right. Upon exercising the stock appreciation right, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of Common Stock on the exercise date over the exercise price for the exercised right. If the participant is an employee, such income generally is subject to income and employment tax withholding. The Company generally should be entitled to a tax deduction equal to the amount of ordinary income recognized by the participant as a result of the exercise of a stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted Stock. A participant acquiring restricted stock generally will recognize ordinary income equal to the excess of the fair market value of the shares on the "determination date" over the price paid, if any, for such shares. The "determination date" is the date on which the participant acquires the shares unless the shares are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date on which the shares are acquired. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Performance and Restricted Stock Unit Awards. A participant generally will recognize no income upon the receipt of a performance share, performance unit or restricted stock unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any substantially vested shares received. If the participant is an employee, such ordinary income generally is subject to income and employment tax withholding. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above (see discussion under "Restricted Stock"). Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the "determination date" (as defined above under "Restricted Stock"), will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Options Granted to Certain Persons

The aggregate numbers of shares of Common Stock subject to options granted to certain persons under the 1999 Plan as of March 31, 2005 and since its inception, exclusive of any options granted under any other plan, are as follows: (i) Dave G. Côté, President and Chief Executive Officer, 900,500 shares; (ii) Arturo Cázares, Vice President, Worldwide Sales, 270,000 shares; (iii) Manuel R. Freitas, Vice President, Operations and Customer Support, 440,000 shares; (iv) Ajmal Noorani, Vice President, Business Development, 190,000 shares; (v) David C. Yntema, Chief Financial Officer, 645,000 shares; (vi) Steven J. Campbell, Craig W. Elliott and Joseph A. Graziano, nominees for election as directors, 56,000 shares, 700,000 shares and 56,000 shares, respectively; (vii) all current executive officers as a group, an aggregate of 2,915,500 shares; (viii) all current directors who are not executive officers as a group, an aggregate of 982,000 shares; and (ix) all employees, including current officers who are not executive officers, as a group, an aggregate of 8,063,738 shares. Since its inception, no options have been granted under the 1999 Plan to any associate of any director, executive officer or nominee for election as a director, and no other person has been granted five percent or more of the total amount of options granted under the 1999 Plan. Each of the following non-employee Board members, including nominees for election at the 2005 Annual Meeting if elected, will be granted an option to purchase 15,000 shares of Common Stock on the date of the 2005 Annual Meeting: Steven J. Campbell, Craig W. Elliott, Joseph A. Graziano, L. William Krause, Bernard F. Mathaisel, and Peter Van Camp. No options have been granted to date under the 1999 Plan that are subject to stockholder approval of this proposal.

Vote Required

The affirmative vote of at least a majority of the shares of Common Stock present in person or by proxy at the 2005 Annual Meeting and entitled to vote is required for approval of this proposal. Abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.

Recommendation of the Board of Directors

The Board deems this proposal to approve the amendment of the 1999 Plan to be in the best interests of the Company and its stockholders and unanimously recommends a vote "FOR" approval of such proposal. Unless authority to do so is withheld, the person(s) named in each proxy will vote the shares represented thereby "FOR" the approval of this proposal.

PROPOSAL NO. 3:

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are asking our stockholders to ratify the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2005.

KPMG LLP has served as our independent registered public accounting firm since January 1996. Representatives of KPMG LLP are expected to be present at the 2005 Annual Meeting and will have the opportunity to make a statement if they desire to do so. They are also expected to be available to respond to appropriate questions.

Vote Required

Unless marked to the contrary, proxies received will be voted "FOR" ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2005. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of the proposal. In the event that ratification of this selection of our independent registered public accounting firm is not approved by a majority of the shares of Common Stock voting thereon, the Audit Committee will review its future selection of an independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in Packeteer's and its stockholders' best interest.

Recommendation of the Board

The Board unanimously recommends that the stockholders vote "FOR" the ratification of the Audit Committee's appointment of KPMG LLP as Packeteer's independent registered public accounting firm for the year ending December 31, 2005.

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee with respect to our audited financial statements for the year ended December 31, 2004, which include the consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated income statements, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2004, and the notes thereto. Except for the information concerning fees incurred by us concerning services performed by KPMG LLP, the information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934 except to the extent that we specifically incorporate it by reference in such filing.

The Audit Committee oversees Packeteer's financial reporting process on behalf of the Board, reviews the financial information issued to stockholders and others, including a discussion of the quality, not just the acceptability of the accounting principles, the reasonableness of significant judgments and the clarity of discussions in the financial statements, and monitors the systems of internal control and the audit process. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. KPMG LLP is responsible for expressing an opinion as to the conformity of our audited financial statements with generally accepted accounting principles.

Review with Management

The Audit Committee has reviewed and discussed our audited financial statements with management.

Review and Discussions with Independent Registered Public Accounting Firm

The Audit Committee has discussed with KPMG LLP, the Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards 61 (Codification of Statements on Accounting Standards) which includes, among other items, matters related to the conduct of the audit of our financial statements.

The Audit Committee has also received written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from the Company and its related entities) and has discussed with KPMG LLP their independence from the Company.

The Audit Committee discussed with the Company's independent registered public accounting firm, with and without management present, the overall scope and plans for their audit, the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. Packeteer incurred the following fees for services performed by KPMG LLP in the fiscal year ended December 31, 2004 and 2003:

	Fiscal 2004	Fiscal 2003
Audit Fees(1)	$ 916,305	$327,915
Audit-Related Fees(2)	81,538	55,000
Tax Fees(3)	135,888	76,345
All Other Fees(4)	2,600	9,985
Total Fees	$1,136,331	$469,245

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements. For fiscal 2004, audit fees also included audit services related to our compliance with Section 404 of the Sarbanes-Oxley Act of 2002 regarding our internal controls over financial reporting.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." For fiscal 2004, this category includes a transfer pricing study for our Canadian subsidiary and the completion of an analysis of our cost sharing arrangements and cost allocation methodologies with our international subsidiaries begun in fiscal 2003. For fiscal 2003, this category includes an ownership change analysis and an analysis of our cost sharing arrangements and cost allocation methodologies with our international subsidiaries.

(3) Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance and international tax planning.

(4) All Other Fees consist of fees for products and services other than the services reported above. In both fiscal 2003 and 2004, this category included fees related to subsidiary statutory filing requirements.

The Audit Committee has determined that all services performed by KPMG LLP are compatible with maintaining the independence of KPMG LLP. In addition, since the effective date of the SEC rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, the Audit Committee has and will continue to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

The Audit Committee has adopted a policy for the pre-approval of services provided by the independent registered public accounting firm, pursuant to which it may pre-approve certain audit fees, audit-related fees, tax fees and fees for other services. Under the policy, the Audit Committee may also delegate authority to pre-approve certain specified audit or permissible non-audit services to one or more of its members. A member to whom pre-approval authority has been delegated must report its pre-approval decisions, if any, to the Audit Committee at its next meeting. Unless the Audit Committee determines otherwise, the term for any service pre-approved by a member to whom pre-approval authority has been delegated is twelve months.

Conclusion

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. The Audit Committee and the Board have also recommended, subject to stockholder approval, the selection of KPMG LLP as the Company's independent registered public accounting firm.

SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Steven Campbell
Joseph Graziano, Chairperson
Bernard F. Mathaisel

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have entered into indemnification agreements with each of our directors and officers and certain other employees that may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify the directors and officers against certain liabilities, other than liabilities arising from willful misconduct of a culpable nature, that may arise by reason of their status or service as directors or officers. These agreements also may require us to advance the expenses incurred by the directors and officers as a result of any proceeding against them as to which they could be indemnified. We have a directors' and officers' insurance policy to cover our obligations under these agreements.

All future transactions between the Company and its officers, directors, principal stockholders and affiliates will be approved by a majority of the independent and disinterested members of the Board, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who hold more than ten percent of the outstanding Common Stock to file reports with respect to their ownership and changes in ownership with the SEC. Based upon (i) the copies of Section 16(a) reports which we have received from such persons for their 2004 transactions in the Common Stock and their Common Stock holdings and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for 2004, the Company believes that all reporting requirements under Section 16(a) for such year were met in a timely manner by its directors and executive officers and each holder of more than ten percent of the outstanding Common Stock.

ANNUAL REPORT ON FORM 10-K AND ANNUAL REPORT TO STOCKHOLDERS

Upon written request to the Corporate Secretary, David C. Yntema, 10201 North De Anza Boulevard, Cupertino, California 95014, the Company will provide without charge to each person solicited a copy of the 2004 Annual Report on Form 10-K, including the Financial Statements and Financial Statement Schedules filed therewith.

Appendix A to this Proxy Statement contains the Annual Report to Stockholders, including Management's Discussion and Analysis, the Consolidated Financial Statements and other investor information.

By Order of the Board of Directors of Packeteer, Inc.,



David C. Yntema
Secretary

Cupertino, California
April 13, 2005

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ANNUAL REPORT TO STOCKHOLDERS

Packeteer, Inc.

2004 ANNUAL REPORT
For the Year Ended December 31, 2004

DELAWARE	**77-0420107**
(State of incorporation)	*(I.R.S. Employer Identification No.)*

10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(Address of principal executive offices)

Registrant's telephone number, including area code:
(408) 873-4400

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 Par Value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

Based on the closing sale price of the common stock on the Nasdaq National Market on June 30, 2004, the aggregate market value of the voting common stock held by non-affiliates of the Registrant was $519,752,252. Shares of common stock held by each officer and director and by each person known by the Registrant to own 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of Registrant's common stock, $0.001 par value, was 33,700,334 at March 8, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Part III, Items 10, 11, 12, 13 and 14, of this Form 10-K is incorporated by reference from the Registrant's definitive Proxy Statement for the Registrant's 2005 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after December 31, 2004.

This 2004 Annual Report contains information from Packeteer, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004.

PART I

ITEM 1. *BUSINESS*

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements regarding our strategy, financial performance and revenue sources that involve a number of risks and uncertainties, including those discussed below in "Risk Factors." Forward-looking statements in this report include, but are not limited to, those relating to future revenues, revenue growth and profitability, markets for our products, our ability to continue to innovate and obtain patent protection, operating expense targets, liquidity, new product development, the possibility of acquiring complementary businesses, products, services and technologies, our international expansion plans and our development of relationships with providers of leading Internet technologies. While this outlook represents our current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested below due to a number of factors, including the perceived need for our products, our ability to convince potential customers of our value proposition, the costs of competitive solutions, our reliance on third party contract manufacturers, continued capital spending by prospective customers and macro economic conditions. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. Packeteer undertakes no obligation to publicly release any revisions to forward-looking statements to reflect events or circumstances arising after the date of this document. See "Risk Factors."

OVERVIEW

Packeteer is a leading provider of WAN Application Traffic Management systems designed to deliver a broad set of visibility, control, compression and protocol acceleration capabilities to enterprise customers and service providers. For enterprise customers, Packeteer systems are designed to enable Information Technology, or IT, organizations to effectively optimize application and network resources, while providing measurable cost savings in wide area network, or WAN, investments. For service providers, Packeteer systems are designed to provide a platform for delivering application-intelligent network services that control quality of service, or QoS, expand revenue opportunities and offer compelling differentiation from other potential solutions.

The Packeteer application traffic management system consists of a family of scalable appliances that can be deployed within large data centers as well as smaller remote sites throughout a distributed enterprise. Each appliance can be configured with software modules to deliver a range of WAN Application Traffic Management capabilities. PacketSeeker® provides visibility, PacketShaper® provides control, and PacketShaper Xpress™ provides compression. In addition, each appliance can be managed individually or as an integrated policy-based WAN Application Traffic Management system distributed across multiple locations, using our PolicyCenter™ software product. Centralized reporting for multiple appliances is also available using our ReportCenter™ software product.

In December 2004, Packeteer acquired Mentat, Inc., or Mentat. This acquisition expands our solution portfolio with technology for accelerating applications over satellite and long-haul networks. The Mentat SkyX® products enhance the performance and efficiency of internet and private network access. With a unique connection splitting and protocol–translation system, the SkyX Gateway is designed to improve Transmission Control Protocol/Internet Protocol, or TCP/IP, performance over satellite-based or long haul networks while remaining entirely transparent to end users.

Packeteer's products are deployed at more than 7,000 companies in more than 50 countries. Our sales force and marketing efforts are used to develop brand awareness, drive demand for system solutions and support our indirect channels.

We were incorporated in Delaware in January 1996 and began shipping our products in February 1997. To date we have shipped more than 40,000 units. We have subsidiaries or branch offices in Australia, Canada, China, Denmark, France, Germany, Hong Kong, India, Italy, Japan, Malaysia, Singapore, Spain, South Korea, the Netherlands and the United Kingdom. In this report, "Company", "Packeteer," "we," "us," and "our" refer to Packeteer, Inc. and its subsidiaries. Investors may access our filings with the Securities and Exchange Commission including our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to such reports on our website, free of charge, at www.packeteer.com, but the information on our website does not constitute part of this Annual Report.

INDUSTRY BACKGROUND

The Emergence of Internet Computing

The Internet and TCP/IP have enabled a new generation of interactive applications to allow information to be exchanged and business processes to be distributed beyond the traditional boundaries of the enterprise. As a result, these distributed applications empower companies to conduct business with employees, customers, partners and suppliers regardless of their physical location. Protocols are predefined mechanisms for computers to communicate over networks. TCP/IP is a two-layer program. The higher layer, TCP, manages the assembly of a file into smaller packets that are transmitted over the Internet and received by a TCP layer that reassembles the packets into the original message. The lower layer, IP, handles the address part of each packet so it gets to the right destination.

The emergence of Internet computing has created new challenges for IT managers. As more core business applications, such as SAP, Oracle, and Siebel, become distributed and web-enabled, and the use of video over IP and voice over IP increases, the amount of network data increases dramatically. This increase in data makes it difficult for businesses to ensure the performance of their applications. Further, enterprise users access graphic-intensive web sites, download large files, view streaming media presentations, monitor news and stock quotes and access peer-to-peer applications, instant messaging and other critical and non-critical information over the Internet. The resulting traffic deluge impacts network resources that serve point-of-sale, order processing, enterprise resource planning, supply-chain management and other vital business functions.

Unlike early non-interactive applications that did not require real-time responsiveness, today's business applications depend on timely access to data and real-time transaction responses to ensure productivity and a high quality of experience for end users. The shift toward real-time, delay-sensitive data is accelerating as corporations begin to converge database transactions and multimedia traffic onto their enterprise networks. TCP/IP is unable to differentiate between traffic types and is designed so that each transmission attempts to consume all available bandwidth. These characteristics, which make TCP/IP suitable for non-interactive traffic, threaten the performance of today's mission-critical applications.

The Traffic Bottleneck at the WAN Access Link

In recent years, the adoption of Fast Ethernet and Gigabit Ethernet technologies has reduced network congestion on the local area network, or LAN. Simultaneously, the deployment of fiber infrastructure in the service provider backbone has also reduced bandwidth contention in that portion of the network. However, the bridge between the two, the wide area network, or WAN, access link, has remained the slow, weak link in the chain, forming a bandwidth bottleneck. WAN access link capacity is often constrained, expensive and difficult to upgrade. When faced with bandwidth contention at the bottleneck, TCP/IP provides neither a means to give preferential treatment to select applications nor a good mechanism to effectively control data flows because TCP flow control is handled only by end systems. TCP/IP reacts to network congestion by discarding data packets and sporadically reducing packet transmissions from the host computer. In enterprise networks that are overwhelmed by increasing amounts of both non-critical and mission-critical traffic, unmanaged congestion at the WAN access link undermines application performance and can result in impaired productivity and lost revenues.

Today's enterprise networks require solutions that ensure mission-critical application performance, increase network efficiency, and enable the convergence of data, voice and video traffic. Enterprises are seeking to align their networks with their business priorities by making them adaptive to the unique requirements of the growing mix of mission-critical applications. At the same time, they seek to leverage investments in application software and proactively control recurring network costs by optimizing bandwidth utilization.

Many existing and newly emerging telecommunications service providers are also seeking to address the needs of enterprises that are adopting Internet computing. Service providers have traditionally functioned as WAN bandwidth suppliers, leasing data lines and selling Internet access to businesses and consumers. In the face of heightened competition, service providers are seeking to differentiate themselves by offering tiered services in order to attract and retain customers and increase profitability. These offerings include web hosting, application outsourcing and managed network services. To deliver these services, service providers must be able to ensure network and application performance and better manage and allocate network resources.

Limitations of Existing Approaches

Businesses and service providers currently employ several approaches in an attempt to alleviate network congestion at the WAN access link. These approaches include the following:

Adding bandwidth and infrastructure to over-provision the network. This approach requires expensive upgrades to WAN access links and associated network equipment. Additional bandwidth may be unavailable in many international markets. Moreover, incremental increases in bandwidth may only temporarily alleviate network congestion, and do not ensure that the additional bandwidth is available to mission critical applications, leaving the following problems unresolved:

- Increases in bandwidth tend to be consumed quickly by latent demand within LAN and backbone infrastructure, and often disproportionately by non-mission critical traffic;
- Deployment costs and increases in recurring service charges can be prohibitively expensive, especially for networks with many remote sites and for international networks;
- There is no application performance visibility to enable effective capacity planning; and
- Over-provisioning results in under-utilization of the network during non-peak periods.

Implementing queuing-based approaches. Queuing technologies provide some degree of prioritization and are frequently incorporated in routers, which are devices that forward data packets from one LAN or WAN to another. These implementations engage only after queues form, and attempt to provide QoS by reordering packets and then discarding packets when the queues overflow. Queuing-based approaches typically identify and prioritize traffic based on rudimentary characteristics such as port number, a simplistic mechanism to coordinate the transmission of application data, IP address or protocol type. While these approaches can alleviate some of the bandwidth contention problems, they are inadequate to handle an increasingly complex mix of interactive and real-time mission-critical applications for the following reasons:

- Queuing-based approaches do not control inbound traffic flowing from the WAN to the LAN;
- Queuing-based approaches are reactive in nature and can only address congestion after the fact, rather than preventing it from occurring;
- Congested queues result in packet loss, retransmissions and delays that waste bandwidth and undermine application response times;
- Limited traffic classification capabilities inadequately distinguish between different types of applications, resulting in sub-optimal prioritization of traffic; and
- Queuing does not directly control end-to-end application performance.

Deploying traditional compression technologies. Products are available which only compress traffic. Although compression alone can increase available bandwidth, which effectively increases network capacity, the network and application performance problems are not necessarily eliminated. The TCP/IP protocol is inherently bursty, so even compressed non-critical applications may still consume the available bandwidth. In addition, the following problems are also introduced when deploying traditional compression technologies:

- Latency, or the amount of time it takes a packet to travel from source to destination, which can negatively affect performance;
- Non selective compression, which results in some already compressed application traffic being delayed with no discernable benefit to performance; and
- Difficulty in configuring and maintaining compression tunnels.

Installing network management tools. Several vendors provide software that analyzes and monitors network traffic. While these products enable network administrators to determine how bandwidth is being utilized, thereby identifying where bandwidth management is required, they do not comprise a complete solution for the following reasons:

- Traditional network management tools only monitor and report network performance and bandwidth utilization, offering no means of fixing or resolving performance problems; and
- As is the case with queuing-based approaches, traditional network management tools are reactive in nature in that they detect problems once they occur, but do not prevent similar problems in the future.

The Packeteer Opportunity

As the "webification" of enterprise applications expands, VoIP becomes more widely deployed and MPLS and IP-VPN strategies used for network consolidation, both businesses and service providers are seeking ways to cost-effectively manage bandwidth, ensure application performance and increase network efficiency. As mission-critical applications compete with bandwidth-hungry non-critical traffic for limited network resources, enterprises require a solution that not only monitors and reports on network performance problems, but also provides the means to fix such problems. As the complexity of their network infrastructures increases, enterprises seek solutions that integrate easily into the existing network and are cost-effective to deploy and maintain. In response to growing competition, service providers are looking to create new revenue streams by offering differentiated network and application-based services that meet the needs of enterprise customers. Whether the solution is implemented by the enterprise or purchased from a service provider, effectively managing the performance of mission-critical WAN applications is essential for fast business.

THE PACKETEER SOLUTION

Packeteer is a leading provider of WAN Application Traffic Management systems designed to deliver a broad set of visibility, control, compression and protocol acceleration capabilities to enterprise customers and service providers. For enterprise customers, Packeteer systems are designed to enable IT organizations to effectively optimize applications and network resources while providing measurable cost savings in WAN investments. For service providers, Packeteer systems are designed to provide a platform for delivering application-intelligent network services that control QoS, expand revenue opportunities and offer compelling differentiation from other potential solutions. Packeteer's WAN Application Traffic Management system is based on the following:

- *Visibility.* Before an organization can control application performance on the WAN, it needs to know what is running on its network and how the network is performing. Packeteer's monitoring capabilities involve automatic identification and classification of traffic through Layer 7, the applications layer, which is the highest layer in the industry standard Open Systems Interconnection, or OSI, model. This application-layer insight is designed to enable organizations to analyze application performance and network utilization accurately. Packeteer's performance analysis determines response times, delays, link utilization, and other crucial metrics. Depending on the size of the Packeteer deployment, performance analysis may be captured via onboard or centralized reporting.

- *Control.* Once an organization knows what is running on its network and how the network is performing, it can use Packeteer's control capabilities to set policies that align application performance in support of business needs. PacketShaper systems allow mission-critical applications to perform efficiently and reliably by allocating varying amounts of bandwidth to applications depending on their relative importance. For instance, network managers can tailor policy management and bandwidth allocation to suit the requirements of particular applications or traffic, such as Citrix, SAP, Siebel, Video over IP and Voice over IP. Meanwhile, peer-to-peer file sharing, casual web browsing and other unsanctioned traffic can be eliminated or minimized, depending on an organization's available network resources and business priorities.

- *Compression and Acceleration.* Once an organization sets controls to protect critical applications and contain non-critical traffic, the next step is to deploy compression to stretch the current network capacity and further improve application performance by ensuring that the extra capacity goes to critical applications first. PacketShaper Xpress provides a software option that utilizes application-intelligent compression, latency management and tunnel management to accelerate policy-managed business traffic. Packeteer SkyX provides protocol acceleration (TCP and Web) over satellite, long-haul and other latency sensitive WAN links. Capabilities include Xpress Transport Protocol, or XTP, Web prefetch and multicast content distribution.

- *Centralized Management.* Packeteer systems provide reports describing current and historical network performance. Comprehensive reports, graphs and tables enable network managers to refine bandwidth management policies, evaluate efficiency and plan capacity. Packeteer systems automatically measure per-transaction response times for each application. Managers can set, enforce and monitor service-level agreements, which quantify desired QoS for a particular application or customer. Packeteer's PolicyCenter, a Windows based software solution, is designed to simplify deployment of multiple Packeteer appliances by centralizing policy and software upgrade distribution and providing a summary view of all managed appliances. Packeteer's ReportCenter, also a Windows based software solution, is designed to provide centralized analysis and reporting for Packeteer system deployments.

Our WAN Application Traffic Management systems are designed to enable businesses and service providers to realize the following key benefits:

- *Gain Network Performance Visibility and Insight.* Packeteer systems provide valuable historical and real-time information about application performance and network utilization through an easy-to-use browser interface. Network managers gain a better understanding of the nature of traffic running on their networks and the problems and inefficiencies associated with that traffic.

- *Ensure Bandwidth to Mission-Critical Applications.* Policy-based bandwidth allocation protects bandwidth for mission-critical applications such as SAP, Oracle and Siebel, and video over IP or voice over IP, preventing disruptions from bandwidth-hungry but less urgent applications such as file transfers, peer-to-peer file sharing or casual web browsing.

- *Permit Easy Deployment.* Packeteer systems install easily, and automatically start to discover, classify and analyze network traffic and suggest policies to optimize performance. They complement the existing network infrastructure, require no router reconfiguration or desktop changes and are designed not to disrupt network connectivity in the event of software or hardware failure.

- *Increase Effective Bandwidth.* Packeteer systems intelligently increase effective bandwidth and, through integration with our advanced monitoring and shaping capabilities, enable the additional bandwidth to be utilized by mission-critical applications.

- *Enable Interactive Services.* Voice over IP, video over IP and other streaming media require guaranteed bandwidth in order to achieve minimum quality requirements. By using Packeteer systems to set minimum bandwidth guarantees and priority, enterprises and service providers can deliver smooth and predictable performance of these delay-sensitive multimedia services.

- *Increase Network Efficiency.* Packeteer systems improve network efficiency and help delay expensive capacity upgrades by managing non-critical traffic to reduce retransmission overhead and smooth the variability in bandwidth utilization.

STRATEGY

Our objective is to be the leading provider of WAN Application Traffic Management systems that give enterprises and service providers a new layer of control for applications delivered across intranets, extranets and the Internet. Key elements of our strategy include:

Focus on Bandwidth Management Needs of Enterprises. We are focused on providing high performance, easy-to-use and cost-effective bandwidth management solutions to distributed enterprises whose businesses rely on networked applications. For these businesses, managing mission-critical application performance and optimizing the value of the network will continue to be competitive requirements. As network applications and services continue to proliferate, we believe that effective bandwidth management will become an increasingly important requirement for maintaining an efficient enterprise network. We believe we have established a differentiated market position based on our development of a comprehensive solution that provides for effective bandwidth management and our early market leadership and brand awareness. We intend to continue to direct our development, sales and marketing efforts toward addressing the bandwidth management needs of large, distributed enterprises.

Continue to Build Indirect Distribution Channels. We currently have over 300 value-added resellers, distributors and systems integrators that sell our products in over 50 countries. These relationships include: ADN Distribution GmbH, Alternative Technology Inc., Comstor PTE Ltd., Equant, Intechnology plc, Kanematsu USA, Macnica, Inc., and Westcon, Inc. We intend to continue to develop and support new reseller and distribution relationships, as well as to establish additional indirect channels with service providers and systems integrators. We believe this strategy will enable us to increase the worldwide deployment of our products.

Expand Presence in Telecommunications Service Provider Market. We are actively pursuing opportunities in the telecommunications service provider market and currently have a variety of telecommunications service provider customers, including: Equant and NTT Communications. We believe service providers are under increasing pressure to attract new subscribers, reduce subscriber turnover, improve operating margins and develop new revenue streams. Specifically, service providers seek to differentiate themselves through value-added service offerings, such as web hosting, application outsourcing and application service-level management. We believe our Packeteer systems enable service providers to deliver these higher value services by enhancing network and application performance and better managing and allocating network resources. Our goal is to increase demand for our solutions with service providers by leveraging our strong enterprise presence.

Expand Presence in the Managed Application Services Market. We are actively pursuing opportunities in the managed application services market and currently have several managed application service provider customers, including NTT Communications, Equant and AT&T using our managed application service features. Our software's application discovery and policy based application management features are designed to enable managed application service providers to quickly and cost-effectively deliver secure, measured and performance-assured application services tailored to the needs of specific markets and customers. Such features enable service providers to deliver managed services which provide ongoing visibility into customer network traffic and enhance the application performance of their customers' priority applications.

Extend Bandwidth Management Technology Leadership. Our technological leadership is based on our sophisticated traffic classification, flexible policy setting capabilities, precise rate control expertise, compression and acceleration technologies and ability to measure response time and network performance. We intend to invest our research and development resources to increase performance by handling higher speed WAN connections, increase functionality by identifying and managing additional applications or traffic types and increase system modularity. We also plan to invest our research and development resources to develop new leading-edge technologies for emerging markets. These development plans include extending our bandwidth management solutions to incorporate in-depth application-management techniques that will improve performance over the Internet and reduce bandwidth requirements. We plan to extend our current portfolio by offering solutions that target the specific needs of three primary market opportunities: enterprise bandwidth management, application service-level management and service provider bandwidth management.

PRODUCTS

Packeteer's WAN Application Traffic Management system is designed to solve network and application performance problems through a family of appliances with multiple software options that provide visibility into application performance and network utilization, control over network performance and network utilization, compression and protocol acceleration to accelerate performance and increase WAN capacity.

PacketSeeker is designed to provide application traffic monitoring that builds on the Company's industry-leading Layer 7 traffic classification, analysis and reporting technology to provide visibility into network utilization and application performance. PacketSeeker distinguishes itself from "passive" monitoring solutions currently available by giving the user the ability to seamlessly upgrade the software to become a PacketShaper when traffic shaping is required to enforce QoS.

PacketShaper is designed to provide application-based traffic and bandwidth management to deliver predictable, efficient performance for applications running over the WAN and Internet. PacketShaper is designed to provide effective application QoS using state-of-the-art bandwidth, traffic, service-level and policy management technology. PacketShaper ISP is designed to enable service providers to create differentiated services through fast and efficient bandwidth provisioning and management. The PacketShaper family currently includes models in the 1550, 2500, 6500, 9500 and 10000 series.

PacketShaper Xpress is designed to provide application traffic acceleration by leveraging Packeteer's expertise in advanced Web acceleration and content compression technology to create a "universal" traffic acceleration solution that is highly efficient, scalable and simple to administer. Combining Layer 7 classification, traffic shaping and application-intelligent acceleration raises the level of control customers have over the performance of their network applications and associated bandwidth costs.

PolicyCenter is a directory-based policy management application that is designed to enable Packeteer's enterprise and service provider customers to broadly deploy, scale and manage application QoS throughout the network, PolicyCenter is a lightweight directory access protocol, or LDAP, directory-enabled application running under Windows that enables customers to centrally administer and update policies, software versions, and device status for Packeteer-based networks.

ReportCenter is an application that is designed to aggregate metrics from large deployments and create organization–wide reports to manage trends and provide support for capacity planning and usage analysis, ReportCenter lowers the cost of ownership for large deployments of PacketWise-enabled appliances, improves the quality of information and eases administrative overhead.

Mentat SkyX products are designed to provide protocol acceleration over satellite and long-haul networks. Capabilities include Xpress Transport Protocol, or XTP, Web prefetch and multicast content distribution. The product line includes the XR10, XH45 and XH155 models.

TECHNOLOGY

We differentiate our solution by combining our knowledge of enterprise applications with our expertise in underlying network protocols. We have invested heavily in developing proprietary software and related technologies and, as of December 31, 2004, we have 17 issued U.S. patents and 56 pending U.S. patent applications. In particular, we have developed technology in these major areas: sophisticated traffic discovery and classification, application-based response time measurement, flexible policy definition and enforcement, precise traffic flow management and intelligent compression algorithms. These technologies help define Packeteer's core value proposition and meet customer requirements for an WAN Application Traffic Management system capable of delivering comprehensive visibility, control and compression technologies.

Sophisticated Traffic Discovery and Classification

We believe the ability to automatically detect and classify an extensive collection of applications and protocols differentiate Packeteer systems from other bandwidth management technologies. Sophisticated traffic classification is crucial to understanding network congestion and to targeting appropriate bandwidth-allocation policies. Network software or devices that claim QoS features typically offer rudimentary solutions that can identify traffic based only on protocol type or port numbers. This approach limits application-specific QoS capabilities because these products do not recognize the detailed information required to make intelligent classification decisions. Packeteer systems discover and classify traffic by focusing on content and applications where value to the end user lies.

Relying only on more basic traffic classification prevents network managers from discovering important traffic trends and limits policy setting. Sophisticated application traffic types such as Voice over IP, Oracle and Citrix cannot be identified using rudimentary traffic classification schemes. Packeteer systems identify traffic markers, detect changing or dynamic port assignments and track transactions with changing port assignments. This allows network managers with Packeteer systems to set policies and control the traffic related to an individual application, session, client, server or traffic type. Packeteer systems permit a network manager to isolate each published application running on a centralized server and can also differentiate among various applications using the same port. This ability to individually classify applications is a highly valuable tool for network managers, since both non-critical applications such as web browsing and music downloading through peer-to-peer applications and mission-critical applications such as Citrix, Oracle or SAP and critical web sites may all be assigned to the same TCP port number on a network but can be individually classified using a Packeteer system.

Packeteer systems need no assistance from network managers to automatically detect and identify over 450 different traffic types. Without a sophisticated identification and classification capability, managers are usually unaware of the diversity of their own network traffic. In addition, managers can use our technology to define proprietary applications so that their traffic can be recognized and reported. Our technology is differentiated by its ability to recognize older enterprise protocols, such as AppleTalk, DECnet, IPX and SNA. We frequently enhance our classification capability to include new traffic types. Any traffic category can be made even more specific by adding more detailed criteria — for example, Oracle traffic to or from a particular database.

Application-Based Response Time Measurement

The Packeteer system's position in the enterprise network — monitoring and controlling all the traffic that passes — gives it an opportunity to provide accurate response time measurements to network managers. Because it handles and classifies every packet, the Packeteer system can calculate the amount of time traffic spends traveling between a client and a server and the amount of time used by the server itself.

Packeteer systems are designed to break each response time measurement into network delay, which is the amount of time spent in transit, and server delay, which is the amount of time the server is used to process the request. It can highlight clients and servers with the slowest performance. The Packeteer system allows network managers to set acceptability standards and then track whether performance adheres to the standards.

Flexible Policy Definition and Enforcement

Packeteer provides network managers flexible tools to tailor solutions for different applications or traffic types. Unlike queuing-based approaches, Packeteer systems allow network managers to do more than just prioritize one traffic type over another. Our policy features offer the flexibility required to tune bandwidth to specific applications and dynamically utilize available bandwidth. These policy features, which may be used individually or in conjunction with each other, include:

- *Per-session rate policies.* These policies enable network managers to limit or guarantee bandwidth to each individual session of an application's traffic. Per-session policies allocate each session an appropriate amount of bandwidth and prevent one large session from inappropriately impacting others. Network managers specify a minimum-guaranteed rate and allow the session scaled access to additional available bandwidth. For example, a bandwidth cap for traffic prevents web browsers from competing for bandwidth required by mission-critical applications. Likewise, a guaranteed rate for audio or video streams ensures that they are not interrupted by traffic that tends to consume any available bandwidth.

- *Partitions.* Partitions allow for the creation of a separate, exclusive channel within a WAN access link. Partitions represent aggregate bandwidth minimums or maximums governing how much of the network can be used by a single application or traffic category. Partitions can be fixed, dedicated virtual circuits, or flexible, virtual circuits whose unused bandwidth can be shared.

- *Dynamic Subscriber Bandwidth Provisioning.* Dynamic Subscriber Bandwidth Provisioning allocates bandwidth and enforces QoS policies automatically by mapping a subscriber's traffic profile (e.g. source/destination IP address, traffic type, URL, etc.) to a prescribed policy. This feature is a scaleable and easy-to-deploy solution that actively provisions minimum and maximum bandwidth to up to 20,000 subscribers accessing the network concurrently. Using a 5-to-1 over subscription model, not uncommon in today's service provider market, bandwidth for as many as 100,000 subscribers can be managed with a single Packeteer appliance. This feature also gives service providers additional revenue opportunities through multi-tiered Internet access services (e.g. bronze, silver, gold) for dial-up, DSL, cable and wireless subscribers.
- *Priority policies.* This policy feature enables network managers to assign one of eight possible priority levels to each application or traffic category. Priority policies are ideal for traffic that does not burst, non-IP traffic and traffic characterized by small, high-priority flows.
- *Admission-control policies.* Network managers can use admission-control policy features to determine the response if a bandwidth guarantee cannot be satisfied. Such responses may include denying access, accommodating an additional user with less than guaranteed performance, or, for web requests, redirecting the request to another server. For example, if an online streaming-video service suffers a high-demand period and all available bandwidth is consumed, an admission-control policy could present a web page explaining that resources are busy. This allows a maximum number of users to receive a targeted service quality without degradation as new users seek to access the service.
- *Discard and never-admit policies.* These policies intentionally block traffic. Discard policies toss packets without sending feedback to the sender. Never-admit policies are similar to discard policies except that the policy informs the sender that service is blocked.

Traffic Flow Management

One of TCP/IP's primary weaknesses is an inability to guarantee QoS. Unlike systems network architecture, or SNA, and asynchronous transfer mode, or ATM, protocols, which have an embedded concept of rate, TCP/IP's attempt to consume all available bandwidth conflicts with the goal of predictable, consistent, mission-critical application performance. Packeteer's standards-based TCP rate control technology overcomes TCP/IP's shortcomings by proactively preventing congestion on both inbound and outbound traffic flows and increasing overall network throughput. Rather than discarding packets from a congested queue, TCP rate control paces packet delivery to prevent congestion. Rate control uses the remote user's access speed and real-time network latency to calculate the optimal transmission speed. Evenly paced packet transmissions — instead of packet bursts that consume all available bandwidth — yield significant efficiency gains in the network. TCP rate control is a proactive and precise way to increase network efficiency by avoiding retransmissions and packet loss. TCP rate control also creates a smooth and even flow rate that maximizes throughput. By employing TCP rate control, Packeteer systems manage the majority of traffic at the WAN access link before network congestion occurs.

For non-TCP-based traffic, such as User Datagram Protocol, or UDP, alternative rate-based management techniques must be implemented. Typically UDP does not rely on acknowledgments to signal successful receipt of data, and it therefore offers no means for flow control. By directly controlling other TCP flows, however, PacketShaper systems are designed to effectively make bandwidth available for UDP flows. The combination of per flow rate scheduling and explicit delay boundaries removes latency and variability, or jitter, for the UDP flows traversing the WAN access link.

For example, Voice over IP is a UDP-based application that is particularly latency-sensitive, requiring packets to be evenly spaced to eliminate jitter. Packeteer enhances Voice over IP performance in two ways. First, Packeteer manages competing traffic by using rate control to constrain bursty TCP traffic. In addition, a rate policy for Voice over IP gives a minimum bandwidth guarantee to each flow, ensuring that each voice stream gets the bandwidth it needs for predictable performance. When there is a lull in the conversation, any unused bandwidth is re-allocated to other traffic.

Intelligent Compression Algorithms to Enhance Performance

Traffic can be accelerated by compression. Compression reduces traffic primarily by eliminating repeated sequences. Although compression effectively increases network capacity and avoids bandwidth upgrades, introducing compression or bandwidth upgrades does not necessarily eliminate network and application performance problems. As TCP/IP is an inherently bursty protocol, non-critical applications frequently consume all available bandwidth. Therefore, applying compression may increase the "virtual size" of a WAN connection, but does not ensure that mission-critical application traffic takes advantage of the newly created bandwidth. In addition, standard compression adds latency to the compressed traffic. This latency, which is caused by the act of compressing itself and by trying to compress traffic that cannot be compressed further, increases configuration and management complexity.

The Packeteer system merges application traffic management with acceleration using compression, active tunnel management and latency management. As a result, increased WAN capacity is utilized by mission-critical applications by allocating the newly created virtual bandwidth to the prioritized applications. Packeteer manages by:

- making compression decisions based on application type;
- utilizing application specific algorithms; and
- working with TCP rate control and other traffic management technology to manage flows of data through the compression engine to ensure consistent, predictable responses.

Packeteer systems also reduce configuration and management complexity of compression through the use of an active tunnel management feature. This feature uses dynamic discovery and automatic establishment of tunnels to simplify deployment and ongoing maintenance costs.

While traffic management prioritizes mission-critical applications and smoothes bursty traffic, Packeteer systems enhance performance by fostering greater throughput, faster performance and increased network capacity.

CUSTOMERS

We sell all of our products primarily through an established network of more than 300 distributors, value-added resellers and system integrators in more than 50 countries, complemented by our direct sales organization. In 2004, sales to Alternative Technology, Inc. and Westcon, Inc. accounted for 22%, and 19% of net revenues, respectively. In 2003, sales to Alternative Technology, Inc., Westcon, Inc. and Macnica, Inc. accounted for 22%, 14% and 10% of net revenues, respectively. In 2002, sales to the same three customers accounted for 21%, 13% and 11% of net revenues, respectively. Sales to the top 10 indirect channel partners accounted for 71%, 65% and 66%, of net revenues in 2004, 2003 and 2002, respectively.

MANUFACTURING

During 2004 we outsourced all of our manufacturing, including warranty repair, to one contract manufacturer, SMTC Manufacturing Corporation, or SMTC, located in San Jose, California. The manufacturing processes and procedures for this manufacturer are ISO 9001:2000 certified. Outsourcing our manufacturing enables us to reduce fixed costs and to provide flexibility in meeting market demand.

We design and develop a majority of the key components of our products, including printed circuit boards and software. In addition, we determine the components that are incorporated into our products and select the appropriate suppliers of these components. Product testing and burn-in is performed by our contract manufacturer using tests and automated testing equipment that we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

We use a rolling six-month forecast based on anticipated product orders to determine our material requirements. Lead times for the materials and components we order vary significantly and depend on factors such as specific supplier, contract terms and demand for a component at a given time. We submit purchase orders for quantities needed within the next 60 days. SMTC or Packeteer may terminate the contract without cause at any time. At that time, the terminating party must honor all open purchase orders. We believe that we carry sufficient finished goods and component inventory to cover a portion of the transition lead-time if we need to secure additional manufacturing capacity.

In January 2005, Packeteer entered into agreements with Plexus Services, Corp., an additional contract manufacturer, to manufacture our products and provide fulfillment services. The agreements are for one year and will automatically renew every year thereafter. Either party can terminate the agreements without cause upon 150 days written notice in the case of the manufacturing agreement and 90 days written notice in the case of the order fulfillment agreement.

MARKETING AND SALES

We target our marketing and sales efforts at enterprises and service providers. Marketing and sales activities focus on reaching the corporate information technology organization managers responsible for the performance of mission-critical applications and maintenance of network performance in the enterprise. We also focus on reaching service providers that provide valued-added service offerings, such as application performance monitoring and management.

Our marketing programs support the sale and distribution of our products and educate existing and potential enterprise and service provider customers about the benefits of our WAN Application Traffic Management systems. Our marketing efforts include the following:

- publication of technical, educational and business articles in industry magazines;
- public speaking opportunities at tradeshows, conferences and analyst events;
- electronic marketing, including web site-based communication programs, electronic newsletters and on-line end user seminars;
- industry tradeshows, technical conferences and technology seminars; and
- focused advertising, direct mail, public relations and analyst outreach.

We classify our distribution channels in the following categories:

- *Channel Partners.* Packeteer has teamed with value-added resellers and distributors in the industry that are distinguished by their ability to deliver comprehensive QoS solutions, their industry expertise and their commitment to customer satisfaction. We have established an indirect distribution channel, which is comprised of a network of over 300 value-added resellers, distributors and system integrators that sell our solutions in over 50 countries. These partners sell our systems and software products as well as other third-party products that are complementary to our WAN Application Traffic Management systems.
- *Alliance Partners.* Our Alliance Partners unite Packeteer with organizations whose product offerings provide strategic value to our customers. Our Alliance Partners include systems integrators and service providers as well as technology vendors whose products complement Packeteer's WAN Application Traffic Management solutions. In exchange, Packeteer presents Alliance Partners with the opportunity to extend to their customers our industry-leading application performance and QoS solutions. For example, system integrators offer IT consulting, network integration, system management and IT outsourcing services. They choose Packeteer solutions to help their customers ensure the performance of their business critical applications. In addition to meeting customers' bandwidth needs, service providers offer Packeteer products and value-added services such as application performance, on-going performance monitoring and advanced application performance management. Some of our Alliance Partners are Avaya, Citrix, Equant, HP, InfoVista, NTT and Polycom.

As of December 31, 2004, our worldwide sales and marketing organization consisted of 114 individuals, including managers, sales representatives and technical and administrative support personnel. We have domestic sales offices located in California, Colorado, Illinois, New Jersey, Texas and Washington. In addition, we have international sales offices located in Australia, China, Denmark, France, Germany, Hong Kong, India, Italy, Japan, Malaysia, Singapore, South Korea, Spain, the Netherlands and the United Kingdom.

We believe there is a strong international market for our WAN Application Traffic Management solutions. Our international sales are conducted primarily through our overseas offices. Sales to customers outside of the Americas accounted for 59%, 55% and 56% of net revenues in 2004, 2003 and 2002, respectively.

RESEARCH AND DEVELOPMENT

As of December 31, 2004, our research and development organization consisted of 99 employees providing expertise in different areas of our software: control and compression technologies, classification, central management, user interface, platform engineering and protocol acceleration. Since inception, we have focused our research and development efforts on developing and enhancing our WAN Application Traffic Management solutions.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

Our customer service and support organization provides technical support services. Our technical support staff is strategically located in five regional service centers: California, Hong Kong, Japan, Australia and the Netherlands providing our customers with 24/7 support services. These services, which may include telephone/web support, next business day advance replacement and access to all software updates and upgrades, are typically sold as single or multi-year contracts to our resellers and end users. In addition, Packeteer has formal agreements with two third-party service providers to facilitate next business day replacement for end user customers located outside the United States covered by maintenance agreements providing this service level. We believe that these programs improve service levels and lead to increased customer satisfaction.

COMPETITION

We compete in a rapidly evolving and highly competitive sector of the Internet application infrastructure system market. We expect competition to persist and intensify in the future from a number of different sources. Increased competition could result in reduced prices and gross margins for our products and could require increased spending by us on research and development, any of which could harm our business. We compete with Cisco Systems, Inc., other switch/router vendors, security vendors and several small private companies that sell products that utilize competing technologies to provide monitoring or bandwidth management or compression. None of these companies offer an integrated visibility, control and compression solution such as Packeteer's WAN Application Traffic Management system. Our products compete for information technology budget allocations with products that offer monitoring technologies, such as probes and related software. Additionally, we face indirect competition from companies that offer enterprises and service providers' increased bandwidth and infrastructure upgrades that increase the capacity of their networks, and thereby may lessen or delay the need for bandwidth management.

We believe the principal competitive factors in the traffic management market are:

- expertise and in-depth knowledge of applications;
- timeliness of new product introductions;
- ability to integrate in the existing network architecture without requiring network reconfigurations or desktop changes;
- ability to ensure end user performance in addition to aggregate performance of the WAN access link;
- ability to compress traffic without decreasing throughput, performance or network capacity;
- ability to integrate traffic classification, management, reporting and acceleration into a single platform;
- compatibility with industry standards;
- products that do not increase latency and packet loss;
- size and scope of distribution network;
- brand name; and
- access to customers and size of installed customer base.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright and trademark laws, and on trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. As of December 31, 2004, we have 17 issued U.S. patents and 56 pending U.S. patent applications. We cannot assure you that our means of protecting our proprietary rights in the U.S. or abroad will be adequate or that competitors will not independently develop similar technologies. Our future success depends in part on our ability to protect our proprietary rights to the technologies used in our principal products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the U.S. We cannot assure you that any issued patent will preserve our proprietary position, or that competitors or others will not develop technologies similar to or superior to our technology. Our failure to enforce and protect our intellectual property rights could harm our business, operating results and financial condition.

From time to time, third parties, including our competitors, have asserted patent, copyright and other intellectual property rights to technologies that are important to us. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the application-adaptive bandwidth management market grows and the functionality of products overlaps. The results of any litigation matter are inherently uncertain. In the event of an adverse result in any litigation with third parties that could arise in the future, we could be required to pay substantial damages, including treble damages if we are held to have willfully infringed, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the third-party technology. Licenses may not be available from any third-party that asserts intellectual property claims against us on commercially reasonable terms, or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

EMPLOYEES

As of December 31, 2004, Packeteer employed a total of 286 full-time employees. Of the total number of employees, 99 were in research and development, 100 in sales and system engineering, 14 in marketing, 44 in customer support and operations and 29 in administration. Our employees are not represented by any collective bargaining agreement with respect to their employment by Packeteer.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

IF THE WAN APPLICATION TRAFFIC MANAGEMENT SOLUTIONS MARKET FAILS TO GROW, OUR BUSINESS WILL FAIL

The market for WAN Application Traffic Management is in an early stage of development and its success is not guaranteed. Therefore, we cannot accurately assess the size of the market, the products needed to address the market, the optimal distribution strategy, or the competitive environment that will develop. In order for us to be successful, our potential customers must recognize the value of more sophisticated bandwidth management solutions, decide to invest in the management of their networks and the performance of important business software applications and, in particular, adopt our bandwidth management solutions.

OUR FUTURE OPERATING RESULTS ARE DIFFICULT TO PREDICT AND MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE

We believe that period-to-period comparisons of our operating results cannot be relied upon as an indicator of our future performance, and that the results of any quarterly period are not necessarily indicative of results to be expected for a full fiscal year. We have experienced fluctuations in our operating results in the past and may continue to do so in the future. Our operating results are subject to numerous factors both within and outside of our control and are difficult to predict. As a result, our quarterly operating results could fall below our forecasts or the expectations of public market analysts or investors in the future. If this occurs, the price of our common stock would likely decrease. Factors that could cause our operating results to fluctuate include variations in:

- the timing and size of orders and shipments of our products;
- the mix of products we sell;
- the mix of channels through which those products are sold;
- the average selling prices of our products; and
- the amount and timing of our operating expenses.

In the past, revenue fluctuations resulted primarily from variations in the volume and mix of products sold and variations in channels through which products were sold. Total operating expenses may fluctuate between quarters due to the timing of spending. For example, research and development expenses, specifically prototype expenses, consulting fees and other program costs, have fluctuated relative to the specific stage of product development of the various projects underway. Sales and marketing expenses have fluctuated due to the timing of specific events such as sales meetings or tradeshows, or the launch of new products. Additionally, operating costs outside the United States are incurred in local currencies, and are remeasured from the local currency to the U.S. dollar upon consolidation. As exchange rates vary, these operating costs, when remeasured, may differ from our prior performance and our expectations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our operating results.

IF IN THE FUTURE WE ARE UNABLE TO FAVORABLY ASSESS THE EFFECTIVENESS OF OUR INTERNAL CONTROL OVER FINANCIAL REPORTING, OR IF OUR INDEPENDENT AUDITORS ARE UNABLE TO PROVIDE AN UNQUALIFIED ATTESTATION REPORT ON OUR ASSESSMENT, OUR STOCK PRICE COULD BE ADVERSELY AFFECTED

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to report on, and our independent auditors to attest to, the effectiveness of our internal controls over financial reporting in each of our annual reports. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new and complex, and require significant documentation, testing and possible remediation. As a result, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations regarding our required assessment of our internal controls and our external auditors' audit of that assessment has required the commitment of significant managerial and financial resources. As we are committed to maintaining high standards of public disclosure, our efforts to comply with Section 404 are ongoing, and we are continuously in the process of reviewing, documenting and testing our internal controls over financial reporting, which will result in continued commitment of significant financial and managerial resources.

Although we received a favorable assessment of our internal controls from our auditors for this annual report, in future years we may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting, or we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If in future annual reports we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, investor confidence and our stock price could be adversely affected.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY WITH OTHER COMPANIES IN OUR MARKET SECTOR WHO OFFER, OR MAY IN THE FUTURE OFFER, COMPETING TECHNOLOGIES

We compete in a rapidly evolving and highly competitive sector of the networking technology market. We expect competition to persist and intensify in the future from a number of different sources. Increased competition could result in reduced prices and gross margins for our products and could require increased spending by us on research and development, sales and marketing and customer support, any of which could harm our business. We compete with Cisco Systems, Inc., other switch/router vendors, security vendors and several small private companies that utilize competing technologies to provide bandwidth management and compression. We expect this competition to increase particularly due to the anticipated requirement from enterprises to consolidate more functionality into a single appliance. In addition, our products and technology compete for information technology budget allocations with products that offer monitoring capabilities, such as probes and related software. Lastly, we face indirect competition from companies that offer enterprise customers and service providers increased bandwidth and infrastructure upgrades that increase the capacity of their networks, which may lessen or delay the need for WAN Application Traffic Management solutions.

Some of our competitors and potential competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. We have encountered, and expect to encounter, prospective customers who are extremely confident in and committed to the product offerings of our competitors, and therefore are unlikely to buy our products. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to rapidly gain market share by addressing the needs of our prospective customers. Our competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the market opportunity in the WAN Application Traffic Management solutions market, we also expect that other companies may enter or announce an intention to enter our market with alternative products and technologies, which could reduce the sales or market acceptance of our products and services, perpetuate intense price competition or make our products obsolete. If any technology that is competing with ours is or becomes more reliable, higher performing, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would harm our business.

IF WE DO NOT EXPAND OR ENHANCE OUR PRODUCT OFFERINGS OR RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO TECHNOLOGICAL CHANGE, OUR BUSINESS MAY NOT GROW OR WE MAY LOSE CUSTOMERS AND MARKET SHARE

Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address customer requirements in a cost-effective manner. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or solutions will not supplant our approach. The WAN Application Traffic Management solutions market is characterized by ongoing technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The introduction of new products, market acceptance of products based on new or alternative technologies, or the emergence of new industry standards, could render our existing products obsolete or make it easier for other products to compete with our products. Developments in router-based queuing schemes or alternative compression technologies could also significantly reduce demand for our product. Our future success will depend in part upon our ability to:

- develop and maintain competitive products;
- enhance our products by adding innovative features that differentiate our products from those of our competitors;
- bring products to market on a timely basis at competitive prices;

- identify and respond to emerging technological trends in the market; and
- respond effectively to new technological changes or new product announcements by others.

We have in the past experienced delays in product development which to date have not materially adversely affected us. However, these delays may occur in the future and could result in a loss of customers and market share.

THE AVERAGE SELLING PRICES OF OUR PRODUCTS COULD DECREASE RAPIDLY, WHICH MAY NEGATIVELY IMPACT GROSS MARGINS AND REVENUES

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. The average selling prices of our products could decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. Therefore, to maintain our gross margins, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs. Our failure to do so could cause our revenue and gross margins to decline.

IF OUR INTERNATIONAL SALES EFFORTS ARE UNSUCCESSFUL, OUR BUSINESS WILL FAIL TO GROW

The failure of our indirect partners to sell our products internationally will harm our business. Sales to customers outside of the Americas accounted for 59%, 55% and 56% of net revenues in 2004, 2003 and 2002, respectively. Our ability to grow will depend in part on the expansion of international sales, which will require success on the part of our resellers, distributors and systems integrators in marketing our products.

We intend to expand operations in our existing international markets and to enter new international markets, which will demand management attention and financial commitment. We may not be able to successfully sustain and expand our international operations. In addition, a successful expansion of our international operations and sales in foreign markets will require us to develop relationships with suitable indirect channel partners operating abroad. We may not be able to identify, attract or retain these indirect channel partners.

Furthermore, to increase revenues in international markets, we will need to continue to establish foreign operations, to hire additional personnel to run these operations and to maintain good relations with our foreign indirect channel partners. To the extent that we are unable to successfully do so, our growth in international sales may be limited.

Our international sales are currently all U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currency. Doing so will subject us to fluctuations in exchange rates between the U.S. dollar and the particular local currency and could negatively affect our financial performance.

IF WE ARE UNABLE TO DEVELOP AND MAINTAIN STRONG PARTNERING RELATIONSHIPS WITH OUR INDIRECT CHANNEL PARTNERS, OR IF THEIR SALES EFFORTS ON OUR BEHALF ARE NOT SUCCESSFUL, OR IF THEY FAIL TO PROVIDE ADEQUATE SERVICES TO OUR END USER CUSTOMERS, OUR SALES MAY SUFFER AND OUR REVENUES MAY NOT INCREASE

We rely primarily on an indirect distribution channel consisting of resellers, distributors and systems integrators for our revenues. Because many of our indirect channel partners also sell competitive products, our success and revenue growth will depend on our ability to develop and maintain strong cooperative relationships with significant indirect channel partners, as well as on the sales efforts and success of those indirect channel partners.

We cannot assure you that our indirect channel partners will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In order to support and develop leads for our indirect distribution channels, we plan to continue to expand our field sales and support staff as needed. We cannot assure you that this internal expansion will be successfully completed, that the cost of this expansion will not exceed the revenues generated or that our expanded sales and support staff will be able to compete successfully against the significantly more extensive and well-funded sales and marketing operations of many of our current or potential competitors. In addition, our indirect channel agreements are generally not exclusive and one or more of our channel partners may compete directly with another channel partner for the sale of our products in a particular region or market. This may cause such channel partners to stop or reduce their efforts in marketing our products. Our inability to effectively establish or manage our distribution channels would harm our sales.

In addition, our indirect channel partners may provide services to our end user customers that are inadequate or do not meet expectations. Such failures to provide adequate services could result in customer dissatisfaction with us or our products and services due to delays in maintenance and replacement, decreases in our customers' network availability and other losses. These occurrences could result in the loss of customers and repeat orders and could delay or limit market acceptance of our products, which would negatively affect our sales and results of operations.

SALES TO LARGE CUSTOMERS WOULD BE DIFFICULT TO REPLACE IF LOST

A limited number of indirect channel partners have accounted for a large part of our revenues to date and we expect that this trend will continue. Because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, any significant reduction or delay in sales of our products to any significant indirect channel partner or unexpected returns from these indirect channel partners could harm our business. In 2004, sales to Alternative Technology, Inc. and Westcon, Inc. accounted for 22%, and 19% of net revenues, respectively. In 2003, sales to Alternative Technology, Inc., Westcon, Inc. and Macnica, Inc. accounted for 22%, 14% and 10% of net revenues, respectively. In 2002, sales to the same three customers accounted for 21%, 13% and 11% of net revenues, respectively. We expect that our largest customers in the future could be different from our largest customers today. End users can stop purchasing and indirect channel partners can stop marketing our products at any time. We cannot assure you that we will retain these indirect channel partners or that we will be able to obtain additional or replacement partners. The loss of one or more of our key indirect channel partners or the failure to obtain and ship a number of large orders each quarter could harm our operating results.

OUR RELIANCE ON SALES OF OUR PRODUCTS BY OTHERS MAKES IT DIFFICULT TO PREDICT OUR REVENUES AND RESULTS OF OPERATIONS

The timing of our revenues is difficult to predict because of our reliance on indirect sales channels and the variability of our sales cycle. The length of our sales cycle for sales through our indirect channel partners to our end users may vary substantially depending upon the size of the order and the distribution channel through which our products are sold.

We generally do not have significant unfulfilled product orders at any point in time. Substantially all of our revenues in any quarter depend upon customer orders that we receive and fulfill in that quarter. To the extent that an order that we anticipate will be received and fulfilled in a quarter is not actually received in time to fulfill prior to the end of that quarter, we will not be able to recognize any revenue associated with that order in the quarter. If revenues forecasted in a particular quarter do not occur in that quarter, our operating results for that quarter could be adversely affected. The greater the volume of an anticipated order that is not timely received in a quarter, the more material the potential adverse impact on our operating results. Furthermore, because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, a substantial reduction or delay in sales of our products or the loss of any significant indirect channel partner could harm our business.

WE FACE RISKS RELATED TO INVENTORIES OF OUR PRODUCTS HELD BY OUR DISTRIBUTORS

Many of our distributors maintain inventories of our products. We work closely with these distributors to monitor channel inventory levels so that appropriate levels of products are available to resellers and end users. However, if distributors reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

Additionally, although we monitor and track channel inventory with our distributors, overstocking could occur if the demand for our products were to rapidly decline due to economic downturns, increased competition, underperformance of distributors or the introduction of new products by our competitors or ourselves. This could cause sales and cost of sales to fluctuate from quarter to quarter.

WE HAVE RELIED AND EXPECT TO CONTINUE TO RELY ON A LIMITED NUMBER OF PRODUCTS FOR A SIGNIFICANT PORTION OF OUR REVENUES

Most of our revenues have been derived from sales of our WAN Application Traffic Management systems and related maintenance and training services. We currently expect that our system-related revenues will continue to account for a substantial percentage of our revenues in 2005 and for the foreseeable future thereafter. Our future operating results are significantly dependent upon the continued market acceptance of our products and enhanced applications. Our business will be harmed if our products do not continue to achieve market acceptance or if we fail to develop and market improvements to our products or new and enhanced products. A decline in demand for our WAN Application Traffic Management systems as a result of competition, technological change or other factors would harm our business.

INTRODUCTION OF OUR NEW PRODUCTS MAY CAUSE CUSTOMERS TO DEFER PURCHASES OF OUR EXISTING PRODUCTS WHICH COULD HARM OUR OPERATING RESULTS

When we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer purchasing our existing products. These actions could harm our operating results by unexpectedly decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence.

OUR RELIANCE ON THIRD-PARTY MANUFACTURERS FOR ALL OF OUR MANUFACTURING REQUIREMENTS COULD CAUSE US TO LOSE ORDERS IF THESE THIRD-PARTY MANUFACTURERS FAIL TO SATISFY OUR COST, QUALITY AND DELIVERY REQUIREMENTS

During 2004 we contracted with SMTC for all of our manufacturing requirements. In January 2005, we signed agreements with Plexus Services, Corp., an additional contract manufacturer, to manufacture our products and provide fulfillment services. New third- party manufacturers may encounter difficulties in the manufacture of our products, resulting in product delivery delays. Any manufacturing disruption could impair our ability to fulfill orders. Our future success will depend, in significant part, on our ability to have these third party manufacturers, or others, manufacture our products cost-effectively and in sufficient volumes. We face a number of risks associated with our dependence on third-party manufacturers including:

- reduced control over delivery schedules;
- the potential lack of adequate capacity during periods of excess demand;
- decreases in manufacturing yields and increases in costs;
- the potential for a lapse in quality assurance procedures;
- increases in prices; and
- the potential misappropriation of our intellectual property.

We have no long-term contracts or arrangements with these manufacturers that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. We have experienced in the past, and may experience in the future, problems with our contract manufacturer, such as inferior quality, insufficient quantities and late delivery of product. To date, these problems have not materially adversely affected us. We may not be able to obtain additional volume purchase or manufacturing arrangements with these manufacturers on terms that we consider acceptable, if at all. If we enter into a high-volume or long-term supply arrangement and subsequently decide that we cannot use the products or services provided for in the agreement, our business will be harmed. We cannot assure you that we can effectively manage our third-party manufacturers or that they will meet our future requirements for timely delivery of products of sufficient quality or quantity. Any of these difficulties could harm our relationships with customers and cause us to lose orders.

In the future, we may seek to use additional contract manufacturers. We may experience difficulty in locating and qualifying suitable manufacturing candidates capable of satisfying our product specifications or quantity requirements, or we may be unable to obtain terms that are acceptable to us. The lead-time required to identify and qualify new manufacturers could affect our ability to timely ship our products and cause our operating results to suffer. In addition, failure to meet customer demand in a timely manner could damage our reputation and harm our customer relationships, resulting in reduced market share.

MOST OF THE COMPONENTS FOR OUR PRODUCTS COME FROM SINGLE OR LIMITED SOURCES, AND WE COULD LOSE SALES IF THESE SOURCES FAIL TO SATISFY OUR SUPPLY REQUIREMENTS

Almost all of the components used in our products are obtained from single or limited sources. Our products have been designed to incorporate a particular set of components. As a result, our desire to change the components of our products or our inability to obtain suitable components on a timely basis would require engineering changes to our products before we could incorporate substitute components. Any such changes could be costly and result in lost sales.

We do not have any long-term supply contracts with any of our vendors to ensure sources of supply. If our contract manufacturer fails to obtain components in sufficient quantities when required, our business could be harmed. Our suppliers also sell products to our competitors. Our suppliers may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price. Our inability to obtain sufficient quantities of single-sourced or limited-sourced components, or to develop alternative sources for components or products would harm our ability to maintain and expand our business.

FUTURE CHANGES IN FINANCIAL ACCOUNTING STANDARDS ARE LIKELY TO IMPACT OUR FUTURE FINANCIAL POSITION AND RESULTS OF OPERATIONS

Proposed initiatives could result in changes in accounting rules, which could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results. Specifically, the adoption of Statement of Financial Accounting Standards (SFAS) 123(R), "Accounting for Stock-Based Compensation," requires the Company to recognize the fair value of certain equity instruments as an expense in the reported financial statements as services are performed, rather than footnote only disclosure as currently required. The adoption of this new accounting pronouncement is expected to have a material impact on the financial statements of the Company commencing with the quarter ending September 30, 2005.

ANY ACQUISITIONS WE MAKE COULD RESULT IN DILUTION TO OUR EXISTING STOCKHOLDERS AND DIFFICULTIES IN SUCCESSFULLY MANAGING OUR BUSINESS

Packeteer has made, and may in the future make, acquisitions of, mergers with, or significant investments in, businesses that offer complementary products, services and technologies. For example, in December 2004 we announced our acquisition of Mentat. There are risks involved in these activities, including but not limited to:

- difficulty in integrating the acquired operations and retaining acquired personnel;
- limitations on our ability to retain acquired distribution channels and customers;
- diversion of management's attention and disruption of our ongoing business;
- difficulties in managing software development activities to define a combined product roadmap, ensuring timely development of new products, timely release of new products to market, and the development of efficient integration and migration tools;
- the potential product liability associated with selling the acquired company's products; and
- the potential write-down of impaired goodwill and intangible and other assets. In particular, we recorded approximately $9.5 million in goodwill related to the acquisition of Mentat that will not be amortized in the ordinary course of business. To the extent that the business acquired in that transaction does not remain competitive, some or all of the goodwill related to that acquisition could be charged against future earnings.

These factors could have a material adverse effect on Packeteer's business, results of operations or financial position, especially in the case of a large acquisition. Furthermore, we may incur indebtedness or issue equity securities to pay for future acquisitions. The issuance of equity or convertible debt securities could be dilutive to our existing stockholders.

OUR INABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL COULD SIGNIFICANTLY INTERRUPT OUR BUSINESS OPERATIONS

Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. We are dependent on our ability to attract, retain and motivate high caliber key personnel. Competition for qualified personnel and management in the networking industry, including engineers, sales and service and support personnel, is intense, and we may not be successful in attracting and retaining such personnel. There may be only a limited number of persons with the requisite skills to serve in these key positions and it may become increasingly difficult to hire such persons. Competitors and others have in the past and may in the future attempt to recruit our employees. With the exception of our CEO, we do not have employment contracts with any of our personnel. Our business will suffer if we encounter delays in hiring additional personnel as needed.

IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH, WE MAY EXPERIENCE OPERATING INEFFICIENCIES AND HAVE DIFFICULTY MEETING DEMAND FOR OUR PRODUCTS

In the past, we have experienced rapid and significant expansion of our operations. If further rapid and significant expansion is required to address potential growth in our customer base and market opportunities, this expansion could place a significant strain on our management, products and support operations, sales and marketing personnel and other resources, which could harm our business.

In the future, we may experience difficulties meeting the demand for our products and services. The use of our products requires training, which is provided by our channel partners, as well as ourselves. If we are unable to provide training and support for our products in a timely manner, the implementation process will be longer and customer satisfaction may be lower. In addition, our management team may not be able to achieve the rapid execution necessary to fully exploit the market for our products and services. We cannot assure you that our systems, procedures or controls will be adequate to support the anticipated growth in our operations.

We may not be able to install management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations.

OUR PRODUCTS MAY HAVE ERRORS OR DEFECTS THAT WE FIND AFTER THE PRODUCTS HAVE BEEN SOLD, WHICH COULD INCREASE OUR COSTS AND NEGATIVELY AFFECT OUR REVENUES AND THE MARKET ACCEPTANCE OF OUR PRODUCTS

Our products are complex and may contain undetected defects, errors or failures in either the hardware or software. In addition, because our products plug into our end users' existing networks, they can directly affect the functionality of the network. Furthermore, end users rely on our products to maintain acceptable service levels. We have in the past encountered errors in our products, which in a few instances resulted in network failures and in a number of instances resulted in degraded service. To date, these errors have not materially adversely affected us. Additional errors may occur in our products in the future. The occurrence of defects, errors or failures could result in the failure of our customer's network or mission-critical applications, delays in installation, product returns and other losses to us or to our customers or end users. In addition, we would have limited experience responding to new problems that could arise with any new products that we introduce. These occurrences could also result in the loss of or delay in market acceptance of our products, which could harm our business.

We may also be subject to liability claims for damages related to product errors. While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. A material product liability claim may harm our business.

FAILURE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY WOULD RESULT IN SIGNIFICANT HARM TO OUR BUSINESS

Our success depends significantly upon our proprietary technology and our failure or inability to protect our proprietary technology would result in significant harm to our business. We rely on a combination of patent, copyright and trademark laws, and on trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. As of December 31, 2004 we have 17 issued U.S. patents and 56 pending U.S. patent applications. Currently, none of our technology is patented outside of the United States. Our means of protecting our proprietary rights in the U.S. or abroad may not be adequate and competitors may independently develop similar technologies. Our future success will depend in part on our ability to protect our proprietary rights and the technologies used in our principal products. Despite our efforts to protect our proprietary rights and technologies unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. These legal proceedings may also divert management's attention from growing our business. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the U.S. Issued patents may not preserve our proprietary position. If we do not enforce and protect our intellectual property, our business will suffer substantial harm.

CLAIMS BY OTHERS THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS COULD BE COSTLY TO DEFEND AND COULD HARM OUR BUSINESS

We may be subject to claims by others that our products infringe on their intellectual property rights. These claims, whether or not valid, could require us to spend significant sums in litigation, pay damages, delay product shipments, reengineer our products or acquire licenses to such third-party intellectual property. We may not be able to secure any required licenses on commercially reasonable terms, or at all. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the WAN Application Traffic Management solutions market grows and the functionality of products overlaps. Any of these claims or resulting events could harm our business.

IF OUR PRODUCTS DO NOT COMPLY WITH EVOLVING INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS, OUR BUSINESS COULD BE HARMED

The market for WAN Application Traffic Management solutions is characterized by the need to support industry standards as these different standards emerge, evolve and achieve acceptance. In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters

Laboratories. Internationally, products that we develop must comply with standards established by the International Electrotechnical Commission as well as with recommendations of the International Telecommunication Union. To remain competitive we must continue to introduce new products and product enhancements that meet these emerging U.S. and international standards. However, in the future we may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could harm our business.

OUR GROWTH AND OPERATING RESULTS WOULD BE IMPAIRED IF WE ARE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS

We currently anticipate that our existing cash and investment balances will be sufficient to meet our liquidity needs for the foreseeable future. However, we may need to raise additional funds if our estimates of revenues, working capital or capital expenditure requirements change or prove inaccurate or in order for us to respond to unforeseen technological or marketing hurdles or to take advantage of unanticipated opportunities.

In addition, we expect to review potential acquisitions that would complement our existing product offerings or enhance our technical capabilities. Any future transaction of this nature could require potentially significant amounts of capital. These funds may not be available at the time or times needed, or available on terms acceptable to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities to develop new products or to otherwise respond to competitive pressures.

CERTAIN PROVISIONS OF OUR CHARTER AND OF DELAWARE LAW MAKE A TAKEOVER OF PACKETEER MORE DIFFICULT, WHICH COULD LOWER THE MARKET PRICE OF THE COMMON STOCK

Our corporate documents and Section 203 of the Delaware General Corporation Law could discourage, delay or prevent a third- party or a significant stockholder from acquiring control of Packeteer. In addition, provisions of our certificate of incorporation may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest involving Packeteer. Any of these anti-takeover provisions could lower the market price of the common stock and could deprive our stockholders of the opportunity to receive a premium for their common stock that they might otherwise receive from the sale of Packeteer.

ITEM 2. *PROPERTIES*

We lease approximately 69,000 square feet of administrative and research and development facilities in Cupertino, California under a lease that expires November 2007. We also lease sales offices in various locations throughout the United States, as well as an additional research and development facility in Los Angeles, California. Our international leased offices include a research and development facility located in Canada, and sales and marketing offices in Australia, China, France, Germany, Hong Kong, Japan, Malaysia, Singapore, South Korea, Spain, The Netherlands and the United Kingdom. We believe that our future growth can be accommodated by current facilities or by leasing the necessary additional space.

ITEM 3. *LEGAL PROCEEDINGS*

In November 2001, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company, certain officers and directors of the Company, and the underwriters of the Company's initial public offering. An amended complaint, captioned *In re Packeteer, Inc. Initial Public Offering Securities Litigation,* 01-CV-10185 (SAS), was filed on April 20, 2002.

The amended complaint alleges violations of the federal securities laws on behalf of a purported class of those who acquired the Company's common stock between the date of the Company's initial public offering, or IPO, and December 6, 2000. The amended complaint alleges that the description in the prospectus for the Company's IPO was materially false and misleading in describing the compensation to be earned by the underwriters of the Company's IPO, and in not describing certain alleged arrangements among underwriters and initial purchasers of the Company's common stock. The amended complaint seeks damages and certification of a plaintiff class consisting of all persons who acquired shares of the Company's common stock between July 27, 1999 and December 6, 2000.

A special committee of the board of directors has authorized the Company to negotiate a settlement of the pending claims substantially consistent with a memorandum of understanding negotiated among class plaintiffs, all issuer defendants and their insurers. The parties have negotiated a settlement, which is subject to approval by the Court. If the settlement is not approved, we intend to vigorously defend ourselves against plaintiffs' allegations. We do not currently believe that the outcome of this proceeding will have a material adverse impact on our financial condition, results of operations or cash flows. No amount has been accrued as of December 31, 2004, as management believes a loss is not probable or estimable.

We are routinely involved in legal and administrative proceedings incidental to our normal business activities and believe that these matters will not have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES*

In connection with our acquisition of Mentat on December 21, 2004, we issued 114,074 shares of unregistered common stock to employees of Mentat as a component of retention bonuses. The value of each share issued was $14.75. The shares vest in equal installments, one-third one year from the date of acquisition, one-third on the second anniversary of the acquisition, and one-third on the third anniversary of the acquisition, so long as the employee remains employed with Packeteer on each of the anniversary dates.

The issuance of the shares was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) of the Act for transactions not involving a public offering.

Our common stock has been quoted on the Nasdaq National Market under the symbol "PKTR" since our initial public offering on July 28, 1999. Prior to this time, there was no public market for our common stock. The following table shows the high and low closing prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated:

	High	Low
2004:		
Fourth Quarter	$14.97	$10.17
Third Quarter	15.89	7.82
Second Quarter	16.15	11.80
First Quarter	23.10	11.95
2003:		
Fourth Quarter	$20.86	$12.85
Third Quarter	18.33	11.01
Second Quarter	16.74	9.44
First Quarter	10.19	7.25

As of February 28, 2005, there were approximately 316 registered holders of our common stock. We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

ITEM 6. *SELECTED FINANCIAL DATA*

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Packeteer, Inc. and the Notes thereto included elsewhere in this report, however these historical results are not necessarily indicative of the operating results to be expected in the future:

	Years Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:					
Net revenues	$92,437	$72,723	$55,014	$ 46,661	$ 41,097
Product and service costs	22,837	17,036	12,852	13,867	12,585
Amortization of purchased intangible assets	38	—	—	1,199	678
Gross profit	69,562	55,687	42,162	31,595	27,834
Operating expenses:					
Research and development	14,973	12,202	10,877	12,360	9,318
Sales and marketing	35,504	26,433	23,420	22,859	19,506
General and administrative	6,061	5,494	4,636	5,832	5,057
Amortization of goodwill	—	—	—	11,017	6,424
Impairment of goodwill and intangibles	—	—	—	52,552	—
Total operating expenses	56,538	44,129	38,933	104,620	40,305
Income (loss) from operations	13,024	11,558	3,229	(73,025)	(12,471)
Other income, net	1,127	701	915	2,037	3,402
Income (loss) before provision (benefit) for income taxes	14,151	12,259	4,144	(70,988)	(9,069)
Provision (benefit) for income taxes	(383)	1,226	415	—	300
Net income (loss)	$14,534	$11,033	$ 3,729	$(70,988)	$ (9,369)
Basic net income (loss) per share	$ 0.44	$ 0.35	$ 0.12	$ (2.40)	$ (0.35)
Diluted net income (loss) per share	$ 0.42	$ 0.32	$ 0.12	$ (2.40)	$ (0.35)
Shares used in computing basic net income (loss) per share	32,994	31,634	30,205	29,559	27,152
Shares used in computing diluted net income (loss) per share	34,502	34,364	30,718	29,559	27,152

	December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
CONSOLIDATED BALANCE SHEET DATA:					
Cash, cash equivalents and investments	$ 92,197	$ 86,707	$65,474	$62,221	$ 62,206
Working capital	73,171	75,273	53,492	52,723	51,958
Total assets	137,792	104,699	79,912	73,005	144,281
Deferred revenues	16,157	9,592	5,968	4,106	3,367
Long-term obligations	—	—	545	1,289	3,215
Total stockholders' equity	101,959	83,418	63,401	56,624	124,133

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described in the section titled "RISK FACTORS".

OVERVIEW

Packeteer is a leading provider of WAN Application Traffic Management systems designed to deliver a broad set of visibility, control, compression and protocol acceleration capabilities to enterprise customers and service providers. For enterprise customers, Packeteer systems are designed to enable Information Technology, or IT, organizations to effectively optimize application and network resources, while providing measurable cost savings in wide area network, or WAN, investments. For service providers, Packeteer systems are designed to provide a platform for delivering application-intelligent network services that control quality of service, or QoS, expand revenue opportunities and offer compelling differentiation from other potential solutions.

The Packeteer WAN Application Traffic Management system consists of a family of scalable appliances that make them capable of deployment within large data centers as well as smaller remote sites throughout a distributed enterprise. Each appliance can be configured with software modules to deliver a range of WAN Application Traffic Management capabilities. PacketSeeker® provides visibility, PacketShaper® provides control, and PacketShaper Xpress™ provides compression. In addition, each appliance can be managed individually or as an integrated policy-based WAN Application Traffic Management system distributed across multiple locations, using our PolicyCenter™ software product. Centralized reporting for multiple appliances is also available using our ReportCenter™ software product.

In December 2004, Packeteer acquired Mentat, Inc., or Mentat. This acquisition expands our solution portfolio with technology for acceleration applications over satellite and long-haul networks. The Mentat SkyX® products enhance the performance and efficiency of internet and private network access. With a unique connection splitting and protocol-translation system, the SkyX Gateway is designed to improve Transmission Control Protocol/Internet Protocol, or TCP/IP, performance over satellite-based or long haul networks while remaining entirely transparent to end users. Packeteer expects the acquisition will add between $6.0 million and $7.0 million to total net revenues in 2005, and be neutral to total operating income prior to amortization of intangibles and other acquisition related expenses.

Packeteer's products are deployed at more than 7,000 companies worldwide in more than 50 countries. Our sales force and marketing efforts are used to develop brand awareness, drive demand for system solutions and support our indirect channels.

Although we earned net income of $14.5 million, $11.0 million and $3.7 million in 2004, 2003 and 2002, respectively, we incurred losses since we commenced operations in 1996 until 2002, and profitability could be difficult to sustain. As of December 31, 2004, we had an accumulated deficit of $77.9 million. We expect to continue to incur significant sales and marketing, product development and administrative expenses and, as a result, will need to generate significant quarterly revenues to maintain profitability. With the increase in our install base, we plan to continue to invest in our customer support group. We plan to continue to invest in the development and support of our reseller and distributor relationships. We also plan to continue to invest in appropriate marketing campaigns and expand our international sales operations. We plan to continue to invest in research and development activities to enhance existing products and develop new features in response to customer demands. We will also add to our infrastructure to support our growing business.

Beginning with the first quarter 2005, we will be reporting non-GAAP financial results in addition to our GAAP financial results. These results will exclude certain non-cash charges such as the amortization of purchased intangible assets and stock-based retention payments associated with the Mentat acquisition. The capitalized intangibles include developed technology, customer contracts and relationships and tradename. The amortization and retention charges that will be excluded from the non-GAAP financial results during 2005 are currently estimated to be $577,000 per quarter.

We believe that our current value proposition, which enables our enterprise customers to get more value out of existing network resources and improved performance of their critical applications, should allow us to grow our business again in 2005. Our growth rate and net revenues depend significantly on continued growth in the WAN Application Traffic Management market, our ability to develop and maintain strong partnering relationships with our indirect channel partners and our ability to expand or enhance our current product offerings or respond to technological change. Our growth in service revenues is dependent upon increasing the number of units under maintenance, which is dependent on both growing our install base and renewing existing maintenance contracts. Our future profitability and rate of growth, if any, will be directly affected by the continued acceptance of our product in the marketplace, as well as the timing and size of orders and shipments, product mix, average selling price of our products and general economic conditions. Our failure to successfully convince the market of our value proposition and maintain strong relationships with our indirect channel partners to ensure the success of their selling efforts on our behalf, would adversely impact our net revenues and operating results.

SOURCES OF REVENUE

We derive our revenue from two sources, product revenues and service revenues. Product revenues consist primarily of sales of our WAN Application Traffic Management systems. Service revenues consist primarily of maintenance revenues and, to a lesser extent, training revenues. Product revenues accounted for 81%, 83% and 86% of our revenues in 2004, 2003 and 2002, respectively. Service revenues continue to increase as our installed base grows, accounting for 19%, 17% and 14% of revenues in 2004, 2003 and 2002, respectively. Maintenance revenues are recognized on a monthly basis, over the life of the contract. The typical subscription and support term is twelve months, although multi-year contracts of up to three years are sold.

COST OF REVENUES AND OPERATING EXPENSES

Cost of Revenues. Our cost of revenues consists of the cost of finished products purchased from our contract manufacturer, overhead costs, service support costs and amortization of purchased intangible assets.

We outsource all of our manufacturing. We design and develop a majority of the key components of our products, including printed circuit boards and software. In addition, we determine the components that are incorporated into our products and select the appropriate suppliers of these components. Our overhead costs consist primarily of personnel related costs for our product operations and order fulfillment groups and other product costs such as warranty and fulfillment charges. Service support costs consist primarily of personnel related costs for our customer support and training groups, as well as fees paid to third-party service providers to facilitate next business day replacement for end user customers located outside the United States. Additionally, we allocate overhead such as facilities, depreciation and IT costs to all departments based on headcount and usage. As such, general overhead costs are reflected in each cost of revenue and operating expense category. We must continue to work closely with our contract manufacturers as we develop and introduce new products and try to reduce production costs for existing products. To the extent our customer base continues to grow, we intend to continue to invest additional resources in our customer support group and expect that our fees to third-party service providers will continue to increase as our international install base grows.

Research and Development. Research and development expenses consist primarily of salaries and related personnel expenses, allocated overhead, consultant fees and prototype expenses related to the design, development, testing and enhancement of our products and software. We have historically focused our research and development efforts on developing and enhancing our WAN Application Traffic Management solutions. We expect that in the future, our research and development spending will increase in absolute dollars as we continue to develop and maintain competitive products and enhance our current products by adding innovative features that differentiate our products from those of our competitors. We believe that continued investment in research and development is critical to attaining our strategic product and cost control objectives. With the acquisition of Mentat in late December 2004, we expect that our research and development expenses, excluding stock-based retention payments, will approximate our long-term business model target of 18%.

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales, marketing and support of the product, as well as related trade show, promotional and public relations expenses and allocated overhead. Sales and marketing is our largest cost, accounting for 38%, 36% and 43% of net revenues for 2004, 2003 and 2002, respectively. We plan to increase sales and marketing headcount again in 2005, particularly in the Europe and Asia Pacific regions. We intend to continue to invest in appropriate sales and marketing campaigns and therefore expect sales and marketing expenses in absolute dollars to increase in the future. We expect that sales and marketing expenses, excluding stock-based retention payments, will continue to exceed our long-term business model target of 30-32% for the next few quarters, but begin to approach the higher end of this target by the end of 2005.

General and Administrative. General and administrative expenses consist primarily of salaries and related personnel expenses for administrative personnel, professional fees, allocated overhead and other general corporate expenses. We expect general and administrative expenses in 2005 will be in line with our long-term business model targets of 6-7% of net revenues.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventory valuation, valuation allowances including sales return and rebate reserves, and other liabilities, specifically warranty reserves. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 1 of the Notes to Consolidated Financial Statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe the accounting policies below are the most critical to aid in fully understanding and evaluating our consolidated results of operations and financial condition.

Revenue recognition. The Company applies the provisions of Statement of Position, or SOP, 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," to all transactions involving the sale of hardware and software products. Revenue is generally recognized when all of the following criteria are met as set forth in paragraph 8 of SOP 97-2:

- persuasive evidence of an arrangement exists,
- delivery has occurred,
- the fee is fixed or determinable, and
- collectibility is probable.

Receipt of a customer purchase order is persuasive evidence of an arrangement. Sales through our distribution channel are evidenced by an agreement governing the relationship together with purchase orders on a transaction-by-transaction basis.

Delivery generally occurs when product is delivered to a common carrier from Packeteer or its designated fulfillment house. For maintenance contracts, delivery is deemed to occur ratably over the contract period.

The Company's fees are typically considered to be fixed or determinable at the inception of an arrangement and are negotiated at the outset of an arrangement, generally based on specific products and quantities to be delivered. In the event payment terms are provided that differ significantly from our standard business practices, which are generally ninety days or less, the fees are deemed to not be fixed or determinable and revenue is recognized as the fees become due and payable.

We assess collectibility based on a number of factors, including credit worthiness of the customer and past transaction history of the customer.

Generally, product revenue is recognized upon shipment. However, product revenue on sales to major new distributors is recorded based on sell-through to the end user customers until such time as the Company has established significant experience with the distributor's product exchange activity. Additionally, when the Company introduces a new product into its distribution channel for which there is no historical customer demand or acceptance history, revenue is recognized on the basis of sell-through to end user customers until such time as demand or acceptance history has been established.

The Company has analyzed all of the elements included in its multiple element arrangements and has determined that it has sufficient vendor specific objective evidence, or VSOE, of fair value to allocate revenue to the maintenance component of its product and to training. VSOE is based upon separate sales of maintenance renewals and training to customers. Accordingly, assuming other revenue recognition criteria are met, revenue from product sales is recognized upon delivery using the residual method in accordance with SOP 98-9. Revenue from maintenance is recognized ratably over the maintenance term and revenue from training is recognized when the training has taken place. To date, training revenues have not been material.

Inventory valuation. Inventories consist primarily of finished goods and are stated at the lower of cost (on a first-in, first-out basis) or market. We record inventory reserves for excess and obsolete inventories based on historical usage and forecasted demand. Factors which could cause our forecasted demand to prove inaccurate include our reliance on indirect sales channels and the variability of our sales cycle; the potential of announcements of our new products or enhancements to replace or shorten the life cycle of our current products, or cause customers to defer their purchases; loss of sales due to product shortages; and the potential of new or alternative technologies achieving widespread market acceptance and thereby rendering our existing products obsolete. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Valuation of long-lived and intangible assets and goodwill. The Company tests goodwill for impairment with Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that goodwill be tested for impairment at the "reporting-unit" level ("Reporting Unit") at least annually and more frequently upon the occurrence of certain events, as defined by SFAS 142. Consistent with the Company's determination that it has only one reporting segment as defined in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has determined that it has only one Reporting Unit. Goodwill is tested for impairment annually on December 1 in a two-step process. First, the Company determines if the carrying amount of its Reporting Unit exceeds the "fair value" of the Reporting Unit, which would indicate that goodwill may be impaired. If the Company determines that goodwill may be impaired, the Company compares the "implied fair value" of the goodwill, as defined by SFAS 142, to its carrying amount to determine if there is an impairment loss. The Company does not have any goodwill that it considers to be impaired.

In accordance with SFAS 144, "Accounting for Impairment or Disposal of Long-lived Assets", the Company evaluates long-lived assets, including intangible assets other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Sales return reserve. In accordance with SFAS 48, "Revenue Recognition When Right of Return Exists," management must use judgment and make estimates of potential future product returns related to current period product revenue. When providing for sales return reserves, we analyze historical return rates as we believe they are the primary indicator of possible future returns. Material differences may result in the amount and timing of our revenues if for any period actual returns differ from our judgments or estimates. The sales return reserve balances at December 31, 2004 and 2003 were $1.3 million and $713,000, respectively.

Rebate reserves. Certain distributors and resellers can earn rebates under several Packeteer programs. The rebates earned are recorded as a reduction to revenues in accordance with Emerging Issues Task Force 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products)". For established programs, the Company's estimates for rebates are based on historical usage rates. For new programs, rebate reserves are calculated to cover the Company's maximum exposure until such time as historical usage rates are developed. When sufficient historical experience is established, there may be a reversal of previously accrued rebates if actual rebate claims are less than the maximum exposure. Additionally, there may be a reversal of previously accrued rebate reserves if rebates are not claimed before the expiration dates established for each program. Rebate reserves at December 31, 2004 and 2003 were $1.8 million and $877,000, respectively.

Warranty reserves. Upon shipment of products to our customers, we provide for the estimated cost to repair or replace products that may be returned under warranty. Our warranty period is typically 12 months from the date of shipment to the end user customer. For existing products, the reserve is estimated based on actual historical experience. For new products, the warranty reserve is based on historical experience of similar products until such time as sufficient historical data has been collected on the new product. Factors that may impact our warranty costs in the future include our reliance on our contract manufacturer to provide quality products and the fact that our products are complex and may contain undetected defects, errors or failures in either the hardware or the software. To date, these problems have not materially adversely affected us. Warranty reserves amounted to $315,000 and $303,000 at December 31, 2004 and 2003, respectively.

Accounting for Income Taxes. We utilize the asset and liability method of accounting for income taxes pursuant to SFAS 109. Accordingly, we are required to estimate our income taxes in each of the jurisdictions in which we operate as part of the process of preparing our consolidated financial statements. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Due to the evolving nature of tax rules combined with the large number of jurisdictions in which we operate, it is possible that our estimates of our tax liability could change in the future, which may result in additional tax liabilities and adversely affect our results of operations, financial condition and cash flows.

SFAS 109 provides for the recognition of deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. During the fourth quarter of 2004, we reversed a portion of the valuation allowance on our U.S. deferred tax assets and as a result realized a benefit of $2.4 million. Without the release, our provision rate would have been closer to 14% instead of the 3% benefit we reported. Factors such as our cumulative profitability in the U.S. and our projected future taxable income were the key criteria in deciding to release a portion of the valuation allowance. If the estimates and assumptions used in our determination change in the future, we could be required to revise our estimates of the valuation allowances against our deferred tax assets and adjust our provisions for additional income taxes.

RESULTS OF OPERATIONS

The following table includes selected consolidated statements of operations data for all quarters of the periods indicated (in thousands):

	2004 Quarter Ended			
	December 31,	September 30,	June 30,	March 31,
Net revenues	$26,239	$23,052	$21,642	$21,504
Gross profit	19,772	17,173	16,010	16,607
Income from operations	3,870	3,477	2,143	3,534
Net income	5,688	3,408	2,084	3,354
Basic net income per share	0.17	0.10	0.06	0.10
Diluted net income per share	0.16	0.10	0.06	0.10

	2003 Quarter Ended			
	December 31,	September 30,	June 30,	March 31,
Net revenues	$20,035	$18,432	$17,488	$16,768
Gross profit	15,299	14,174	13,335	12,879
Income from operations	3,527	3,233	2,590	2,208
Net income	3,318	2,975	2,591	2,149
Basic and diluted net income per share	0.10	0.09	0.08	0.07

The following table sets forth certain financial data as a percentage of net revenues for the periods indicated, however, these historical operating results are not necessarily indicative of the results for any future period:

	2004	2003	2002
Net revenues:			
Product revenues	81%	83%	86%
Service revenues	19	17	14
Total net revenues	100	100	100
Cost of revenues:			
Product costs	18	17	18
Service costs	7	6	5
Amortization of purchased intangible assets	—	—	—
Total cost of revenues	25	23	23
Gross margin	75	77	77
Operating expenses:			
Research and development	16	17	20
Sales and marketing	38	36	43
General and administrative	7	8	8
Total operating expenses	61	61	71
Income from operations	14	16	6
Interest and other income	1	1	2
Interest and other expense	—	—	—
Income before provision (benefit) for income taxes	15	17	8
Provision (benefit) for income taxes	(1)	2	1
Net income	16%	15%	7%

OVERVIEW OF RESULTS OF OPERATIONS FOR 2004

Net revenues for 2004 were $92.4 million, an increase of 27% over 2003. Gross profit was $69.6 million, or 75% of net revenues, and operating income was $13.0 million. During the comparable period a year ago, net revenues were $72.7 million, gross profit was $55.7 million, or 77% of net revenues, and operating income was $11.6 million.

The increase in revenues was attributable to both an increase in the number of units shipped and the number of units under maintenance contracts. During 2004, we continued to invest in our operations, with operating expenses of $56.6 million increasing $12.5 million, or 28%, from $44.1 million reported in 2003. In particular, we added personnel in operations, sales and research and development.

During 2004, we generated $21.4 million of cash from operating activities, compared to $15.1 million generated in 2003. At December 31, 2004 we had cash, cash equivalents and investments of $92.2 million, accounts receivable of $16.8 million and deferred revenues of $16.2 million.

NET REVENUES

Net revenues increased to $92.4 million in 2004 from $72.7 million in 2003 and from $55.0 million in 2002. The increase from 2003 to 2004 was $19.7 million, or 27%, and the increase from 2002 to 2003 was $17.7 million, or 32%. Product revenues increased to $74.6 million in 2004 from $60.3 million in 2003 and from $47.2 million in 2002. The increase from 2003 to 2004 of $14.3 million, or 24%, was primarily due to an increase in the number of units shipped, particularly our core, or higher-end, models. The increase from 2002 to 2003 of $13.1 million, or 28%, was primarily due to an increase in the number of units shipped, particularly our 6500 model. There were no significant changes in selling prices during any of the periods presented.

Service revenues increased to $17.9 million in 2004 from $12.4 million in 2003 and from $7.8 million in 2002. The increase from 2003 to 2004 of $5.5 million, or 44%, and the increase from 2002 to 2003 of $4.6 million, or 59%, was due primarily to increases in the number of units under maintenance contracts.

For 2004, net revenues in the Americas increased to $37.9 million, from $32.8 million in 2003 and $24.1 million in 2002. Sales in the Americas accounted for 41%, 45% and 44% of net revenues for 2004, 2003 and 2002, respectively. Net revenues in Asia Pacific were $25.0 million, $21.6 million and $18.0 million, or 27%, 30% and 33% of net revenues in 2004, 2003 and 2002, respectively. Net revenues in Europe, the Middle East and Africa, or EMEA, of $29.5 million, $18.3 million and $12.9 million, represented 32%, 25% and 23% of net revenues in 2004, 2003 and 2002, respectively.

In 2004, sales to Alternative Technology, Inc. and Westcon, Inc. accounted for 22% and 19% of net revenues, respectively. In 2003, sales to Alternative Technology, Inc., Westcon, Inc. and Macnica, Inc. accounted for 22%, 14% and 10% of net revenues, respectively. In 2002, sales to the same three customers accounted for 21%, 13% and 11% of net revenues, respectively. Sales to the top 10 indirect channel partners accounted for 71%, 65%, and 66%, of net revenues for 2004, 2003 and 2002, respectively. At December 31, 2004, three customers accounted for 41% of accounts receivable.

COST OF REVENUES

Our cost of revenues increased to $22.9 million in 2004 from $17.0 million in 2003 and $12.9 million in 2002. The cost of revenues represented 25% of net revenues in 2004 and 23% of net revenues in both 2003, and 2002.

Product costs increased $4.3 million, or 34%, to $16.8 million in 2004 from $12.5 million in 2003. In 2003, the increase was $2.7 million, or 28%, from $9.8 million in 2002. From 2003 to 2004, manufacturing costs increased $3.2 million from the same period of the prior year due primarily to an increase in units shipped and to a lesser extent, product mix. Overhead and other product costs increased $1.1 million from the prior year, primarily reflecting headcount increases in the overhead departments, and increases in fulfillment costs and parts costs of $302,000 and $169,000, respectively, partially offset by a $191,000 decrease in rework costs. From 2002 to 2003, manufacturing costs increased $1.5 million due to an increase in units shipped and other product costs increased $1.2 million from the prior year, with the largest increases in warranty, rework and fulfillment charges of $273,000, $448,000 and $130,000, respectively.

Service costs increased $1.6 million, or 34%, to $6.1 million in 2004 from $4.5 million in 2003. From 2002 to 2003, service costs increased $1.5 million, or 49%, from $3.0 million in 2002. The increased service costs from 2003 to 2004 are due to increased personnel costs as a result of increased headcount in both our support and training groups, as well as an increase in our third-party maintenance service provider costs, including service fees and spare parts. The increased service costs in 2003 compared to 2002 are due to increased personnel costs, as well as service fees related to an increase in third-party service provider costs, as a new agreement was entered into late in the third quarter of 2002. We expect service costs to continue at these higher levels as a result of the increase in the number of units under maintenance contracts.

In connection with the acquisition of Mentat, the Company recorded $7.2 million of purchased intangible assets, including developed technology, customer contracts and relationships and tradename. These assets have useful lives ranging from three to six years. During 2004, amortization expense of $38,000 related to these intangibles was included in cost of revenues.

RESEARCH AND DEVELOPMENT

Research and development expenses increased to $15.0 million in 2004 from $12.2 million in 2003 and $10.9 million in 2002. The increase from 2003 to 2004 was primarily attributable to increased salary and related personnel expenses, and to a lesser extent, professional service fees, project material costs and depreciation. Specifically, personnel related expenses increased $2.0 million as headcount increased from 71 at December 2003 to 99, including 13 Mentat engineers, at December 2004. Professional service fees increased $161,000, primarily for project related consultants and patent related legal costs. Project material costs increased $274,000 and depreciation was $200,000 higher than the previous year. The increase of $1.3 million, or 12%, from 2002 to 2003 was primarily related to a $1.2 million increase in personnel costs as a result of headcount increases. Headcount increased from 63 at December 2002 to 71 at December 2003. Research and development expenses represented 16%, 17% and 20% of net revenues in 2004, 2003 and 2002, respectively. As of December 31, 2004, all research and development costs have been expensed as incurred.

SALES AND MARKETING

Sales and marketing expenses increased to $35.5 million in 2004, from $26.4 million in 2003, and from $23.4 million in 2002. The increase of $9.1 million, or 34%, from 2003 to 2004 reflects $5.3 million in additional personnel costs, $1.1 million in increased travel costs and a $1.8 million increase in marketing costs. Personnel related costs, including salaries, bonuses, benefits and employment related taxes increased $2.8 million as headcount increased from 87 at December 2003 to 114 at December 2004, including 4 Mentat employees. Additionally, commissions increased $2.5 million, due both to increased sales, but also to sales accelerator commissions for several sales people who significantly exceeded their annual quotas. Travel costs were up $1.1 million reflecting both the headcount increase and an increase in sales meeting expenses. The cost of various marketing programs increased $1.8 million as we introduced new channel marketing programs, replacing previous channel rebate programs. The increase of $3.0 million, or 13%, from 2002 to 2003 reflects $2.1 million in additional personnel costs, mainly salaries, commissions, recruiting and $553,000 in increased travel costs, as well as a $541,000 increase in marketing programs in connection with building our sales force and distribution channels. Sales and marketing expenses represented 38%, 36% and 43% of net revenues in 2004, 2003 and 2002, respectively.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $6.1 million in 2004 from $5.5 million in 2003 and $4.6 million in 2002. The $567,000, or 10%, increase in expenses from 2003 to 2004 was primarily attributable to increased professional service fees, including $320,000 increase related to audit, tax and other accounting work related to the costs of complying with the Sarbanes-Oxley Act of 2002. The increase in expenses from 2002 to 2003 of $858,000, or 19%, was primarily attributable to a $632,000 increase in professional service fees, including consulting, audit and tax work. General and administrative expenses represented 7% of net revenues in 2004 and 8% of net revenues in both 2003 and 2002.

INTEREST AND OTHER INCOME, NET

Interest and other income, net consists primarily of interest income from our cash and investments and totaled $1.2 million, $842,000 and $1.2 million in 2004, 2003 and 2002, respectively. The increase from 2003 to 2004 is due to increases in yields and higher balances of invested funds. The decrease in interest income from 2002 to 2003 is the result of lower yields on invested funds.

INTEREST EXPENSE

Interest expense consists primarily of interest expense related to our note payable, capital lease obligations and former line of credit. Interest expense totaled $38,000, $141,000, and $265,000 in 2004, 2003 and 2002, respectively. The decrease in interest expense from 2003 to 2004, and from 2002 to 2003, was attributable to decreased levels of debt. As of December 31, 2004, we had no remaining debt.

INCOME TAX PROVISION (BENEFIT)

For 2004, we realized a tax benefit of $383,000 reflecting the release of a portion of our valuation allowance on our deferred tax assets. Without the release, our effective rate would have been approximately 14% instead of the 3% benefit that we reported. The effective rate for both 2003 and 2002 was approximately 10%. For planning purposes for 2005, we estimate the reported provision rate to increase to approximately 15%. However, this does not include any one-time impacts that may result from the repatriation of permanently reinvested off-shore earnings under the American Jobs Creation Act. As of December 31, 2004, we had net operating loss carryforwards of approximately $35.0 million and $14.0 million for federal and state income tax purposes, respectively. These carryforwards, if not utilized, expire at various dates beginning in 2006. See Note 7 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements

During the past three years, we have had sufficient financial resources to meet our operating requirements, to fund our capital spending and to repay our bank line of credit.

We expect to experience growth in our working capital needs for at least the next twelve months in order to execute our business plan. We anticipate that operating activities, as well as planned capital expenditures, will constitute a partial use of our cash resources. In addition, we may utilize cash resources to fund additional acquisitions or investments in complementary businesses, technologies or products. We believe that our current cash, cash equivalents and investments of $92.2 million at December 31, 2004 will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months. However, we may need to raise additional funds if our estimates of revenues, working capital or capital expenditure requirements change or prove inaccurate or in order for us to respond to unforeseen technological or marketing hurdles or to take advantage of unanticipated opportunities. These funds may not be available at the time or times needed, or available on terms acceptable to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities to develop new products or to otherwise respond to competitive pressures.

We have contractual obligations in the form of operating leases. These are described in further detail in Note 5 of the Notes to the Consolidated Financial Statements. Additionally, we have purchase obligations reflecting open purchase order commitments. The following chart details our contractual obligations as of December 31, 2004 (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 Year**	**1 - 3 Years**	**3 - 5 Years**	**More than 5 Years**
Cash obligations not reflected in Balance Sheet Operating lease obligations	$4,931	$1,839	$2,838	$154	$100
Purchase obligations	4,972	4,972	—	—	—
Total	$9,903	$6,811	$2,838	$154	$100

Sources and Uses of Cash

Overview. Cash, cash equivalents and investments increased $5.5 million during 2004 to $92.2 million. The increase during the year was primarily due to net cash provided by operating activities of $21.4 million and cash provided by financing activities, specifically proceeds from the issuance of stock through option exercises and the Employee Stock Purchase Plan, totaling $4.2 million. This increase was partially offset by $17.3 million cash used in investing activities to fund the acquisition of Mentat.

Operating Activities. Cash provided by operating activities was $21.4 million in 2004, up from $15.1 million in 2003 and $5.4 million in 2002. The increase was primarily due to increased net income and deferred revenue reported in each year.

Investing Activities. Cash used in investing activities was $35.0 million, $43.0 million and $10.0 million in 2004, 2003 and 2002, respectively. In 2004, this activity included $17.3 million to acquire Mentat and $15.7 million reflecting transactions in marketable securities. Transactions in 2003 and 2002 primarily reflected transactions in marketable securities. Capital expenditures were $1.9 million, $1.0 million and $2.9 million in 2004, 2003, and 2002, respectively. The increase in capital expenditures in 2002 included $2.0 million related to our headquarters move in December of that year. Capital expenditures during 2005 are expected to be consistent with 2004 levels.

Financing Activities. Cash provided by financing activities included $4.2 million, $9.1 million and $2.5 million in proceeds from employee option exercises and the Employee Stock Purchase Plan for the years 2004, 2003 and 2002, respectively. Cash used in financing activities included $596,000 in 2004 and $1.7 million in both 2003 and 2002 to repay borrowings under our line of credit, note payable and capital lease obligations. We paid down the remaining balance on our line of credit during the first quarter of 2003 and allowed the line to expire in May 2003. Both the note payable and our remaining capital lease obligations were completely repaid during 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

The impact of recent accounting pronouncements is discussed in Note 1 of the Notes to Consolidated Financial Statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Fixed Income Investments

Our exposure to market risks for changes in interest rates and principal relates primarily to investments in debt securities issued by U.S. government agencies and corporate debt securities. We place our investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer. Our investment securities are classified as available-for-sale and consequently are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss). We do not use derivative financial instruments. In general our policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with less than three months to maturity from date of purchase are considered to be cash equivalents; investments with maturities between three and twelve months are considered to be short-term investments; and investments with maturities in excess of twelve months from the balance sheet date are considered to be long-term investments. The following table presents the amortized cost, fair value and related weighted-average interest rates by year of maturity for our investment portfolio as of December 31, 2004 and comparable fair values as of December 31, 2003 (in thousands):

	2004 Amortized Cost			2004 Fair Value	2003 Fair Value
Expected Maturity Date	**2005**	**2006**	**Total**		
Cash equivalents	$12,907	$ —	$12,907	$12,904	$24,102
Weighted-average rate	2.61%	—			
Short-term investments	66,685	—	66,685	66,512	54,317
Weighted-average rate	2.12%	—			
Long-term investments	—	10,050	10,050	10,019	6,726
Weighted-average rate	—	2.99%			
Total investment portfolio	$79,592	$10,050	$89,642	$89,435	$85,145

Foreign Exchange

We develop products in the United States and sell in North America, Asia, Europe and the rest of the world. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in worldwide markets. All sales are currently made in U.S. dollars; and as a result, a strengthening of the dollar could make our products less competitive in foreign markets. All operating costs outside the United States are incurred in local currencies, and are remeasured from the local currency to U.S. dollars upon consolidation. As exchange rates vary, these operating costs, when remeasured, may differ from our prior performance and our expectations. We have no foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Packeteer, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that Packeteer, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of Packeteer, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Packeteer, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by COSO. Also, in our opinion, Packeteer, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Packeteer, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 16, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
March 16, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of Packeteer, Inc.:

We have audited the accompanying consolidated balance sheets of Packeteer, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Standard Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Packeteer, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Packeteer, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2005 expressed an unqualified opinion on management's assessment of, and effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
March 16, 2005

PACKETEER, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 15,666	$ 25,664
Short-term investments	66,512	54,317
Accounts receivable, less allowance for doubtful accounts of $229 and $149 as of December 31, 2004 and 2003, respectively	16,828	11,042
Other receivables	1,888	187
Inventories	3,106	2,691
Prepaids and other current assets	1,784	1,133
Total current assets	105,784	95,034
Non-current assets:		
Property and equipment, net	3,066	2,593
Long-term investments	10,019	6,726
Other non-current assets	2,233	346
Goodwill	9,527	—
Other intangibles, net	7,163	—
Total assets	$137,792	$104,699
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of capital lease obligations	$ —	$ 457
Current portion of note payable	—	139
Accounts payable	2,802	2,229
Accrued compensation	6,467	4,241
Other accrued liabilities	7,588	3,339
Income taxes payable	2,438	1,059
Deferred revenue	13,318	8,297
Total current liabilities	32,613	19,761
Non-current liabilities:		
Deferred revenue, less current portion	2,839	1,295
Deferred rent and other	381	225
Total liabilities	35,833	21,281
Commitments and contingencies (Notes 5 and 6)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000 shares authorized; no shares issued and outstanding as of December 31, 2004 and 2003, respectively	—	—
Common stock, $0.001 par value; 85,000 shares authorized; 33,418 and 32,501 shares issued and outstanding as of December 31, 2004 and 2003, respectively	33	32
Additional paid-in capital	181,625	175,820
Deferred stock-based compensation	(1,610)	—
Accumulated other comprehensive loss	(207)	(12)
Notes receivable from stockholders	—	(6)
Accumulated deficit	(77,882)	(92,416)
Total stockholders' equity	101,959	83,418
Total liabilities and stockholders' equity	$137,792	$104,699

See accompanying notes to consolidated financial statements.

PACKETEER, INC.

CONSOLIDATED INCOME STATEMENTS

	Years Ended December 31,		
	2004	2003	2002
	(In thousands, except per share data)		
Net revenues:			
Product revenues	$74,557	$60,294	$47,192
Service revenues	17,880	12,429	7,822
Total net revenues	92,437	72,723	55,014
Cost of revenues:			
Product costs	16,780	12,520	9,816
Service costs	6,057	4,516	3,036
Amortization of purchased intangible assets	38	—	—
Total cost of revenues	22,875	17,036	12,852
Gross profit	69,562	55,687	42,162
Operating expenses:			
Research and development	14,973	12,202	10,877
Sales and marketing	35,504	26,433	23,420
General and administrative	6,061	5,494	4,636
Total operating expenses	56,538	44,129	38,933
Income from operations	13,024	11,558	3,229
Interest and other income, net	1,165	842	1,180
Interest expense	(38)	(141)	(265)
Income before provision (benefit) for income taxes	14,151	12,259	4,144
Provision (benefit) for income taxes	(383)	1,226	415
Net income	$14,534	$11,033	$ 3,729
Basic net income per share	$ 0.44	$ 0.35	$ 0.12
Diluted net income per share	$ 0.42	$ 0.32	$ 0.12
Shares used in computing basic net income per share	32,994	31,634	30,205
Shares used in computing diluted net income per share	34,502	34,364	30,718

See accompanying notes to consolidated financial statements.

PACKETEER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Notes Receivable From Stockholders	Accumulated Deficit	Total	Comprehensive Income (Loss)
	Shares	Amount							
					(In thousands)				
Balances as of December 31, 2001	29,951	$30	$164,273	$ (400)	$ (18)	$(83)	$(107,178)	$ 56,624	$(107,196)
Stock-based compensation to non-employees	—	—	4	—	—	—	—	4	
Issuance of common stock upon exercise of stock options	441	1	1,565	—	—	—	—	1,566	
Issuance of common stock pursuant to Employee Stock Purchase Plan	207	—	885	—	—	—	—	885	
Repayments of notes receivable from stockholders	—	—	—	—	—	29	—	29	
Amortization of stock-based compensation	—	—	—	381	—	—	—	381	
Comprehensive income:									
Unrealized gain on investments	—	—	—	—	78	—	—	78	78
Other	—	—	—	—	105	—	—	105	105
Net income	—	—	—	—	—	—	3,729	3,729	3,729
Comprehensive income									3,912
Balances as of December 31, 2002	30,599	31	166,727	(19)	165	(54)	(103,449)	63,401	(103,284)
Issuance of common stock upon exercise of stock options	1,662	1	8,313	—	—	—	—	8,314	
Issuance of common stock pursuant to Employee Stock Purchase Plan	240	—	780	—	—	—	—	780	
Repayments of notes receivable from stockholders	—	—	—	—	—	48	—	48	
Amortization of stock-based compensation	—	—	—	19	—	—	—	19	
Comprehensive income:									
Unrealized loss on investments	—	—	—	—	(177)	—	—	(177)	(177)
Net income	—	—	—	—	—	—	11,033	11,033	11,033
Comprehensive income									10,856
Balances as of December 31, 2003	32,501	32	175,820	—	(12)	(6)	(92,416)	83,418	(92,428)
Issuance of restricted common stock, net of repurchases	110	—	1,624	(1,624)	—	—	—	—	
Issuance of common stock upon exercise of stock options	510	1	2,925	—	—	—	—	2,926	
Issuance of common stock pursuant to Employee Stock Purchase Plan	297	—	1,256	—	—	—	—	1,256	
Repayments of notes receivable from stockholders	—	—	—	—	—	6	—	6	
Amortization of stock-based compensation	—	—	—	14	—	—	—	14	
Comprehensive income:									
Unrealized loss on investments	—	—	—	—	(195)	—	—	(195)	(195)
Net income	—	—	—	—	—	—	14,534	14,534	14,534
Comprehensive income									14,339
Balances as of December 31, 2004	33,418	$33	$181,625	$(1,610)	$(207)	$ —	$ (77,882)	$101,959	$ (78,089)

See accompanying notes to consolidated financial statements

PACKETEER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 14,534	$ 11,033	$ 3,729
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,728	1,418	1,270
Amortization of purchased intangibles	38	—	—
Amortization of stock-based compensation	14	19	385
Deferred taxes	(2,375)	—	—
Loss on disposal of property and equipment	9	—	—
Other non-cash charges	—	1	105
Changes in operating assets and liabilities:			
Accounts receivable	(5,351)	(3,897)	(1,373)
Other receivables	475	223	(227)
Inventories	(192)	(400)	(102)
Prepaids and other current assets	(12)	169	(264)
Accounts payable	573	877	(930)
Accrued compensation	2,217	789	1,370
Other accrued liabilities	1,896	662	(772)
Income taxes payable	1,379	553	326
Deferred revenue	6,428	3,624	1,862
Net cash provided by operating activities	21,361	15,071	5,379
Cash flows from investing activities:			
Purchases of property and equipment	(1,931)	(985)	(2,920)
Purchases of investments	(81,384)	(88,113)	(67,586)
Proceeds from sales and maturities of investments	65,701	46,223	60,546
Acquisition, net of cash acquired	(17,304)	—	—
Other assets	(33)	(83)	(38)
Net cash used in investing activities	(34,951)	(42,958)	(9,998)
Cash flows from financing activities:			
Net proceeds from issuance of common stock	2,926	8,314	1,566
Sale of stock to employees under the ESPP	1,256	780	885
Proceeds from repayment of notes receivable from stockholders	6	48	29
Repayments of line of credit	—	(1,000)	(851)
Payments of notes payable	(139)	(189)	(172)
Principal payments of capital lease obligations	(457)	(546)	(703)
Net cash provided by financing activities	3,592	7,407	754
Net decrease in cash and cash equivalents	(9,998)	(20,480)	(3,865)
Cash and cash equivalents at beginning of year	25,664	46,144	50,009
Cash and cash equivalents at end of year	$ 15,666	$ 25,664	$ 46,144
Supplemental Disclosures of Cash Flow Information:			
Non-cash investing and financing activities:			
Issuance of restricted common stock, net of repurchases, to former Mentat employees	$ 1,624	$ —	$ —

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Packeteer, Inc., along with its subsidiaries (collectively referred to herein as the "Company," "Packeteer," "we" and "us") provides WAN Application Traffic Management systems designed to deliver a broad set of visibility, control, compression and protocol acceleration capabilities to enterprise customers and service providers. For enterprise customers, Packeteer systems are designed to enable IT organizations to effectively optimize application and network resources, while providing measurable cost savings in wide area network, or WAN, investments. For service providers, Packeteer systems are designed to provide a platform for delivering application-intelligent network services that control quality of service, or QoS, expand revenue opportunities and offer compelling differentiation from other potential solutions. The Company was incorporated on January 25, 1996, and commenced principal operations in 1997, at which time the Company began selling its products and related services. The Company currently markets and distributes its products via a worldwide network of resellers, distributors and systems integrators.

BASIS OF PREPARATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the current presentation.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventory valuation, valuation of long-lived assets, valuation allowances including sales return and rebate reserves and allowance for doubtful accounts, and other liabilities, specifically warranty reserves. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

REVENUE RECOGNITION

Product revenues consist primarily of sales of our PacketShaper products, which include hardware, as well as software licenses, to distributors and resellers. Service revenues consist primarily of maintenance revenue and, to a lesser extent, training revenue.

The Company applies the provisions of Statement of Position, or SOP, 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," to all transactions involving the sale of hardware and software products. Revenue is generally recognized when all of the following criteria are met, as set forth in paragraph 8 of SOP 97-2:

- persuasive evidence of an arrangement exists,
- delivery has occurred,
- the fee is fixed or determinable, and
- collectibility is probable.

Generally, product revenue is recognized upon shipment. However, product revenue on sales to major new distributors are recorded based on sell-through to the end user customers until such time as the Company has established significant experience with the distributor's product exchange activity. Additionally, when the Company introduces new product into its distribution channel for which there is no historical customer demand or acceptance history, revenue is recognized on the basis of sell-through to end user customers until such time as demand or acceptance history has been established.

The Company has analyzed all of the elements included in its multiple element arrangements and has determined that it has sufficient vendor specific objective evidence, or VSOE, of fair value to allocate revenue to the maintenance component of its product and to training. VSOE is based upon separate sales of maintenance renewals and training to customers. Accordingly, assuming other revenue recognition criteria are met, revenue from product sales is recognized upon delivery using the residual method in accordance with SOP 98-9. Revenue from maintenance is recognized ratably over the maintenance term and revenue from training is recognized when the training has taken place.

SALES RETURN RESERVES

Management makes estimates of potential future product returns related to current period product revenue in accordance with Statement of Financial Accounting Standards (SFAS) 48, "Revenue Recognition When Right of Return Exists". These sales return reserves are recorded as a reduction to revenue. The Company's estimate for sales returns is based on its historical return rates.

The following provides additional details on the sales return reserves (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Balance at beginning of year	$ 713	$ 875	$ 331
Additions, charged against revenues	2,247	1,160	2,071
Deductions	(1,709)	(1,322)	(1,527)
Balance at end of year	$ 1,251	$ 713	$ 875

REBATE RESERVES

Certain distributors and resellers can earn rebates under several Packeteer programs. The rebates earned are recorded as a reduction to revenues in accordance with Emerging Issues Task Force (EITF) 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products)". For established programs, the Company's estimates for rebates are based on historical usage rates. For new programs, rebate reserves are calculated to cover the Company's maximum exposure until such time as historical usage rates are developed. When sufficient historical experience is established, there may be a reversal of previously accrued rebates if actual rebate claims are less than the maximum exposure. Additionally, there may be a reversal of previously accrued rebate reserves if rebates are not claimed before the expiration dates established for each program. Rebate reserves at December 31, 2004 and 2003 were $1.8 million and $877,000, respectively.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reduces trade receivables to their net realizable value. When evaluating the adequacy of the allowance for doubtful accounts, management reviews the aged receivables on an account-by-account basis, taking into consideration such factors as the age of the receivables, customer history and estimated continued credit-worthiness, as well as general economic and industry trends.

The following provides additional details on the allowance for doubtful accounts (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Balance at beginning of year	$149	$145	$132
Provision, charged to general and administrative expense	89	65	12
Write-offs, net of recoveries	(9)	(61)	1
Balance at end of year	$229	$149	$145

COST OF REVENUES

Cost of revenues consists primarily of costs of product, overhead and maintenance support costs. The Company provides currently for the estimated costs that may be incurred under product warranties when products are shipped.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less from date of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash on deposit with banks, money market instruments and investments in commercial paper that are stated at cost which approximates fair market value.

INVESTMENTS

Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of December 31, 2004 and 2003, all investment securities are designated as "available-for-sale." These available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains (losses) reported as a separate component of stockholders' equity. The Company periodically reviews the realizable value of its investments in marketable securities. When assessing marketable securities for other-than temporary declines in value, we consider such factors as the length of time and extent to which fair value has been less than the cost basis, the market outlook in general and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. If an other-than-temporary impairment of the investments is deemed to exist, the carrying value of the investment would be written down to its estimated fair value.

INVENTORIES

Inventories consist primarily of finished goods and are stated at the lower of cost (on a first-in, first-out basis) or market. We record inventory reserves for excess and obsolete inventories based on historical usage and forecasted demand. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Inventories consisted of the following at December 31 (in thousands):

	2004	2003
Completed products	$2,957	$2,622
Components	149	69
Inventories	$3,106	$2,691

LONG-LIVED ASSETS

Property and equipment, including equipment acquired under capital lease, are recorded at cost. Depreciation and amortization are provided using a straight-line method over the estimated useful lives of the assets, generally 18 months to four years. Leasehold improvements are amortized over the shorter of estimated useful lives of the assets or the lease term, generally five years. During 2004, the remaining leases were fully paid and the equipment under capital lease was transferred to computers and equipment.

Property and equipment consisted of the following at December 31 (in thousands):

	2004	2003
Computers and equipment	$ 6,848	$ 4,484
Equipment under capital lease	—	1,436
Furniture and fixtures	783	719
Leasehold improvements	1,539	1,504
	9,170	8,143
Less: accumulated depreciation and amortization	(6,104)	(5,550)
Property and equipment, net	$ 3,066	$ 2,593

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired as of the acquisition date. The Company has adopted the requirements of SFAS 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests when indicators of impairment exist, and written down when impaired. Goodwill of $9.5 million was recorded in connection with the acquisition of Mentat, Inc., or Mentat, in December 2004.

Other intangibles include purchased intangibles recorded in connection with the acquisition of Mentat. The following table presents the details of the purchased intangible assets acquired in the Mentat acquisition (in thousands, except years):

	Amount	Estimated Useful Life in Years
Developed technology	$5,100	5
Customer contracts and relationships	1,900	6
Tradename	200	3
Purchased Intangibles	$7,200	

During 2004, amortization expense of $38,000 related to these intangibles was included in cost of revenues.

The estimated future amortization expense of purchased intangible assets as of December 31, 2004 is as follows (in thousands):

Year	Amount
2005	$1,403
2006	1,403
2007	1,402
2008	1,337
2009	1,309
2010	308
	$7,162

The Company evaluates its long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

ADVERTISING AND SALES PROMOTION COSTS

Advertising and sales promotion costs are expensed as incurred and the amounts were not material for all periods presented.

WARRANTY RESERVES

Upon shipment of products to its customers, the Company provides for the estimated cost to repair or replace products that may be returned under warranty. The Company's warranty period is typically 12 months from the date of shipment to the end user customer. For existing products, the reserve is estimated based on actual historical experience. For new products, the required reserve is based on historical experience of similar products until such time as sufficient historical data has been collected on the new product.

The following provides a reconciliation of changes in Packeteer's warranty reserve (in thousands):

	For the Years Ended December 31,		
	2004	2003	2002
Balance at beginning of year	$ 303	$ 284	$ 552
Provision for current year sales	422	372	227
Adjustments of prior accrual estimates	—	—	(128)
Warranty costs incurred	(410)	(353)	(367)
Balance at end of year	$ 315	$ 303	$ 284

RESEARCH AND DEVELOPMENT COSTS

Development costs incurred in the research and development of new products, other than software, and enhancements to existing products are expensed as incurred. Costs for the development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with SFAS 86, "Accounting for Costs of Computer Software To Be Sold, Leased, or Otherwise Marketed." To date, the Company's software has been available for general release shortly after the establishment of technological feasibility, which the Company defines as a working prototype, and accordingly, capitalizable costs have not been material.

CONCENTRATIONS OF RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents, investments and accounts receivable. The Company's cash, cash equivalents and investments are maintained with highly accredited financial institutions and investments are placed with high quality issuers. The Company believes no significant concentration of credit risk exists with respect to these financial instruments. Credit risk with respect to trade receivables are limited as the Company performs ongoing credit evaluations of its customers. Based on management's evaluation of potential credit losses, the Company believes its allowances for doubtful accounts are adequate.

A limited number of indirect channel partners have accounted for a large part of our revenues to date and we expect that this trend will continue. In 2004, sales to Alternative Technology, Inc. and Westcon, Inc. accounted for 22%, and 19% of net revenues, respectively. In 2003, sales to Alternative Technology, Inc., Westcon, Inc. and Macnica, Inc. accounted for 22%, 14% and 10% of net revenues, respectively. In 2002, sales to the same three customers accounted for 21%, 13% and 11% of net revenues, respectively. At December 31, 2004, 2003 and 2002, three customers accounted for 41%, 42% and 38% of accounts receivable, respectively.

During 2004, we contracted with SMTC for all of our manufacturing requirements. In January 2005, we signed agreements with Plexus Services, Corp., an additional contract manufacturer, to manufacture our products and provide fulfillment services. Our reliance on third-party manufacturers for all our manufacturing requirements could cause us to lose orders if these third-party manufacturers fail to satisfy our cost, quality and delivery requirements.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

STOCK-BASED COMPENSATION

The Company adopted SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," which amended SFAS 123, "Accounting for Stock-Based Compensation," in December 2002. As permitted under SFAS 123 and 148, Packeteer has elected to continue to follow the intrinsic value method in accordance with APB 25 in accounting for its stock-based employee compensation arrangements. During 2004, stock-based compensation of $14,000 related to the issuance of restricted shares in connection with the Mentat acquisition, was included in compensation expense. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share data):

	Years Ended December 31,		
	2004	2003	2002
Net income as reported	$ 14,534	$11,033	$ 3,729
Add: Stock-based compensation under APB 25, net of tax	12	17	343
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	(10,169)	(9,069)	(7,669)
Net income (loss) pro forma	$ 4,377	$ 1,981	$(3,597)
Earnings per share:			
Basic — as reported	$ 0.44	$ 0.35	$ 0.12
Diluted — as reported	$ 0.42	$ 0.32	$ 0.12
Basic and diluted — pro forma	$ 0.13	$ 0.06	$ (0.12)

Compensation expense for pro forma purposes is reflected over the vesting period, in accordance with the method described in FASB Interpretation (FIN) 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

For pro forma purposes, the fair value of the Company's stock option awards was estimated using the Black-Scholes option- pricing model, assuming no expected dividends and the following weighted-average assumptions for the years ended December 31:

	Options		
	2004	2003	2002
Expected life (years)	3.3	3.4	3.1
Expected volatility	102%	109%	124%
Risk-free interest rates	2.64%	2.22%	3.14%

The weighted-average fair value of the options granted under the 1999 Plan during 2004, 2003 and 2002 was $10.33, $6.81 and $2.68, respectively.

To comply with pro forma reporting requirements of SFAS 123, compensation cost is also estimated for the fair value of the Employee Stock Purchase Plan (ESPP) issuances, which are included in the pro forma totals above. The fair value of purchase rights granted under the ESPP is estimated on the date of grant using the Black-Scholes option-pricing model, assuming no expected dividends and the following weighted average assumptions for the years ended December 31:

	ESPP Issuances		
	2004	2003	2002
Expected life (years)	1.3	1.3	0.5
Expected volatility	101%	111%	124%
Risk-free interest rates	2.15%	1.10%	1.46%

The weighted-average fair value of the purchase rights granted under the ESPP during 2004, 2003 and 2002 was $2.71, $1.94 and $2.80, respectively.

FOREIGN CURRENCY TRANSACTIONS

The Company's sales to international customers are U.S. dollar-denominated. As a result, there are no foreign currency gains or losses related to these transactions.

The functional currency for the Company's foreign subsidiaries is the U.S. dollar. Accordingly, the entities remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Income and expense accounts are remeasured at the average rates in effect during the year. Remeasurement adjustments are recognized in income as transaction gains or losses in the year of occurrence. To date, the effect of such amounts on net income has not been significant.

OTHER COMPREHENSIVE INCOME (LOSS)

The Company reports comprehensive income or loss in accordance with the provisions of SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and loss and its components in financial statements. For the Company, the primary differences between reported net income (loss) and comprehensive income (loss) are unrealized gains or losses on securities available for sale. Tax effects of the components of other comprehensive income (loss) are not considered material for any periods presented.

NET INCOME PER SHARE

Basic net income per share has been computed using the weighted-average number of common shares outstanding during the period, less the weighted-average number of common shares that are subject to repurchase. Diluted net income per share has been computed using the weighted average number of common and potential common shares outstanding during the period. All warrants for common stock and outstanding stock options have been excluded from the calculation of diluted net loss per share for periods where their inclusion would be antidilutive.

The following table presents the calculation of basic and diluted net income per share (in thousands, except per share amounts):

	Years Ended December 31,		
	2004	2003	2002
Numerator:			
Net income	$14,534	$11,033	$ 3,729
Denominator:			
Basic:			
Weighted-average common shares outstanding	33,104	31,634	30,206
Less: common shares subject to repurchase	(110)	—	(1)
Basic weighted-average common shares outstanding	32,994	31,634	30,205
Diluted:			
Basic weighted-average common shares outstanding	32,994	31,634	30,205
Add: potentially dilutive common shares from stock options and shares subject to repurchase	1,485	2,706	513
Add: potentially dilutive common shares from warrants	23	24	—
Diluted weighted-average common shares outstanding	34,502	34,364	30,718
Basic net income per share	$ 0.44	$ 0.35	$ 0.12
Diluted net income per share	$ 0.42	$ 0.32	$ 0.12

The following table sets forth the potential common shares that were excluded from the diluted net income per share computation as their effect would have been anti-dilutive (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Shares issuable under stock options	2,170	226	1,881
Shares issuable pursuant to warrants to purchase common stock	—	—	45

These stock options and warrants were excluded from the computation because the exercise price was greater than the average market price.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2003, the EITF reached a consensus on certain portions of EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-01 provides new disclosure requirements for other-than-temporary impairments on debt and equity investments. Investors are required to disclose quantitative information about: (i) the aggregate amount of unrealized losses, and (ii) the aggregate related fair values of investments with unrealized losses, segregated into time periods during which the investment has been in an unrealized loss position of less than 12 months and greater than 12 months. In addition, investors are required to disclose the qualitative information that supports their conclusion that the impairments noted in the qualitative disclosure are not other-than temporary. The Company adopted the initial disclosure requirements of EITF 03-01 in December 2003. The adoption of the remaining portions of EITF 03-01 has been postponed by the Financial Accounting Standards Board (FASB) pending issuance of additional implementation guidance regarding the impairment of certain debt securities.

In November 2004, the EITF reached a consensus on EITF Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in Determining Whether to Report Discontinued Operations." The consensus provides guidance in determining: (a) which cash flows should be taken into consideration when assessing whether the cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity, (b) the types of involvement ongoing between the disposal component and the entity disposing of the component that constitute continuing involvement in the operations of the disposal component, and (c) the appropriate (re) assessment period for purposes of assessing whether the criteria in paragraph 42 have been met. The consensus was ratified by the FASB at their November 30, 2004 meeting and should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The Company does not anticipate a material impact on the financial statements from the adoption of this consensus.

In December 2004, the FASB issued SFAS 123(R), "Share Based Payment." SFAS 123(R), which will be effective in the third quarter of 2005. SFAS 123(R) will result in the recognition of substantial compensation expense relating to our employee stock option and employee stock purchase plans. The Company currently uses the intrinsic value method to measure compensation expense for stock-based awards to its employees. Under this standard, the Company generally does not recognize any compensation related to stock option grants the Company issues under its stock option plan or related to the discounts the Company provides under its employee stock purchase plan. Under the new rules, the Company is required to adopt a fair-value-based method for measuring the compensation expense related to employee stock awards. This will lead to substantial additional compensation expense. The paragraph entitled STOCK-BASED COMPENSATION included in note 1 to these consolidated financial statements provides the pro forma net income and earnings per share as if the Company had used a fair-value-based method similar to the methods required under SFAS 123(R) to measure the compensation expense for employee stock awards during 2004, 2003 and 2002.

In December 2004, the FASB issued FASB Statement 153, "Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29." The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this standard is not expected to have a material impact on the consolidated financial statements of the Company.

2. ACQUISITION OF MENTAT, INC.

On December 21, 2004, Packeteer acquired all of the outstanding common stock of Mentat, a privately held company located in Los Angeles, California. Mentat is a technology leader in protocol acceleration technologies and transparent proxies, providing high performance networking solutions for satellite and high-latency networks. The acquisition deepens and extends Packeteer's intellectual property and provides advanced acceleration capabilities for new WAN performance solutions for global customers.

The aggregate purchase price of Mentat was approximately $19.1 million, including acquisition costs. Of the $19.1 million, $17.3 million was paid in cash upon closing and the remaining $1.8 million was paid to the former shareholders of Mentat upon the collection of a non-trade receivable. The non-trade receivable was collected in January 2005 and was immediately paid to the former shareholders of Mentat per the terms of the purchase agreement. Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques in the high-technology networking industry. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired, less liabilities assumed. The following table presents the allocation of the acquisition cost, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed, based on their fair values (in thousands):

Accounts receivable	$ 435
Non-trade receivables	2,176
Inventory, net	223
Prepaids and other current assets	99
Property, plant and equipment, net	279
Intangible assets	7,200
Goodwill	9,528
Other assets	19
Total assets acquired	19,959
Current liabilities	(891)
Long-term accrued liabilities	(14)
Total liabilities assumed	(905)
Net assets acquired	$19,054

Of the $7.2 million acquired intangibles, $5.1 million was assigned to developed technology, $1.9 million to customer contracts and relationships and $200,000 to tradename. These intangible assets have useful lives ranging from three to six years. Both the purchased intangible assets and the goodwill are expected to be deductible for tax purposes.

In addition, Packeteer will pay up to $3.7 million in retention bonuses to former Mentat employees including both cash and restricted stock to incent Mentat employees to remain with Packeteer. The cash bonuses, totaling approximately $2.0 million will be paid to the Mentat employees in equal installments, one half one year from the date of acquisition and the remainder on the two year anniversary of the acquisition, so long as the employee remains employed with Packeteer on each of the installment dates. The restricted stock retention bonuses totaling approximately 114,000 restricted shares were valued at $1.7 million, however approximately 4,000 shares valued at $59,000 were repurchased on the date of acquisition due to employee terminations. The value of the shares was determined based on the fair value of the Company's stock at the date of issuance. The shares vest in equal installments, one third one year from the date of acquisition, one third on the second anniversary of the acquisition and one third on the third anniversary of the acquisition, so long as the employee remains employed with Packeteer on each of the anniversary dates. The Company recognized deferred stock-based compensation of approximately $1.6 million associated with these restricted shares. This amount is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the restricted shares in accordance with the method described in FIN 28. Amortization of stock-based compensation associated with these shares totaled $14,000 for the year ended December 31, 2004.

Mentat's results of operations have been included in the consolidated financial statements since the date of acquisition, December 21, 2004. Pro forma results of operations have not been presented, as the results were not material for all periods presented.

3. FINANCIAL INSTRUMENTS

The Company's cash equivalents and investments consist of the following at December 31, 2004 and 2003 (in thousands):

	Available-For-Sale Securities			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
DECEMBER 31, 2004				
Commercial paper, money markets, corporate notes	$19,991	$ 2	$ (49)	$19,944
Asset and mortgage backed securities	13,623	2	(44)	13,581
Total debt securities	33,614	4	(93)	33,525
Government securities	56,028	1	(119)	55,910
	$89,642	$ 5	$(212)	$89,435
Amounts included in cash and cash equivalents	$12,907	$ 3	$ (6)	$12,904
Amounts included in short-term investments	66,685	2	(175)	66,512
Amounts included in long-term investments	10,050	—	(31)	10,019
	$89,642	$ 5	$(212)	$89,435
DECEMBER 31, 2003				
Commercial paper, money markets, corporate notes	$16,318	$ 1	$ —	$16,319
Total debt securities	16,318	1	—	16,319
Government securities	68,839	12	(25)	68,826
	$85,157	$13	$ (25)	$85,145
Amounts included in cash and cash equivalents	$24,101	$ 1	$ —	$24,102
Amounts included in short-term investments	54,320	11	(14)	54,317
Amounts included in long-term investments	6,736	1	(11)	6,726
	$85,157	$13	$ (25)	$85,145

The amortized cost and estimated fair value of the Company's investments as of December 31, 2004, shown by contractual maturity date, are as follows (in thousands):

	Amortized Cost	Fair Value
Mature in one year or less	$79,592	$79,416
Mature between one year and two years	10,050	10,019
	$89,642	$89,435

The following table shows the fair values and gross unrealized losses of the Company's investments in individual securities that have been in a continuous unrealized loss position deemed to be temporary for less than 12 months, aggregated by investment category, at December 31, 2004 (in thousands):

	Fair Value	Unrealized Losses
Description of Securities		
Commercial paper, money markets, corporate notes	$14,501	$ 49
Asset and mortgage backed securities	11,688	44
Government securities	51,400	119
Total temporarily impaired securities	$77,589	$212

At December 31, 2004, the Company did not have any investments in individual securities that have been in a continuous unrealized loss position for more than 12 months.

The Company invests in investment grade securities. The individual securities included in the table above have been in a continuous loss position for periods of nine months or less. The unrealized losses on these investments were caused by interest rate increases and not credit quality. At this time, we believe that, due to the nature of the investments, the short time period that these unrealized loss positions have existed, and Packeteer's ability and intent to hold the investments through these short-term loss positions, factors would not indicate that these unrealized losses should be viewed as "other-than-temporary."

4. NOTE PAYABLE

In August 2001, the Company secured a $551,000 equipment loan. Borrowings under this agreement were collateralized by the purchased equipment, bearing interest at the rate of 11.1%, and were repayable in monthly installments over a three-year period. At December 31, 2004, this note had been repaid in full.

5. COMMITMENTS AND GUARANTEES

The Company leases its facility under non-cancelable lease agreements that expire at various dates through 2010. Some of these arrangements contain renewal options, and require the Company to pay taxes, insurance and maintenance costs. Rent expense was $2.0 million, $1.9 million and $1.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, the future minimum rental payments under operating leases are as follows (in thousands):

Years Ending December 31,	Lease Obligations
2005	$1,839
2006	1,625
2007	1,213
2008	77
2009	77
Thereafter	100
Total future minimum lease payments	$4,931

Total interest paid for our capital lease obligations, note payable and revolving line of credit, all of which have been paid in full as of December 31, 2004, was $27,000, $110,000 and $251,000 for 2004, 2003 and 2002, respectively.

Additionally, our distributor and reseller agreements generally include a provision for indemnifying such parties against certain liabilities if our products are claimed to infringe a third-party's intellectual property rights. To date we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

6. CONTINGENCIES

In November 2001, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company, certain officers and directors of the Company, and the underwriters of the Company's initial public offering. An amended complaint, captioned *In re Packeteer, Inc. Initial Public Offering Securities Litigation*, 01-CV-10185 (SAS), was filed on April 20, 2002.

The amended complaint alleges violations of the federal securities laws on behalf of a purported class of those who acquired the Company's common stock between the date of the Company's initial public offering, or IPO, and December 6, 2000. The amended complaint alleges that the description in the prospectus for the Company's IPO was materially false and misleading in describing the compensation to be earned by the underwriters of the Company's IPO, and in not describing certain alleged arrangements among underwriters and initial purchasers of the Company's common stock. The amended complaint seeks damages and certification of a plaintiff class consisting of all persons who acquired shares of the Company's common stock between July 27, 1999 and December 6, 2000.

A special committee of the board of directors has authorized the Company to negotiate a settlement of the pending claims substantially consistent with a memorandum of understanding negotiated among class plaintiffs, all issuer defendants and their insurers. Any such settlement would be subject to approval by the Court. If the settlement is not approved, we intend to vigorously defend ourselves against plaintiffs' allegations. We do not currently believe that the outcome of this proceeding will have a material adverse impact on our financial condition, results of operations or cash flows. No amount has been accrued as of December 31, 2004, as management believes a loss is not probable or estimable.

The Company is routinely involved in legal and administrative proceedings incidental to its normal business activities and believes that these matters will not have a material adverse effect on financial position, results of operations or cash flows.

7. INCOME TAXES

Income before provision (benefit) for income taxes is attributable to the following geographic locations for the periods ended December 31 (in thousands):

	2004	2003	2002
United States	$ 2,627	$ 3,337	$(2,894)
Foreign	11,524	8,922	7,038
Income before provision (benefit) for income taxes	$14,151	$12,259	$ 4,144

Our income tax provision (benefit) for 2004, 2003 and 2002 consists of the following (in thousands):

	2004	2003	2002
Current:			
Federal	$ 1,174	$ 75	$ —
State	6	9	6
Foreign	812	1,142	409
Total current	1,992	1,226	415
Deferred:			
Federal	(2,375)	—	—
	$ (383)	$1,226	$415

The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal tax rate to income before tax as follows (in thousands):

	For the Years Ended December 31,		
	2004	2003	2002
Federal tax at statutory rate	$ 4,953	$ 4,168	$ 1,409
State taxes	6	9	6
Operating loss (utilized) not benefited	(3,742)	(1,188)	940
Non deductible expenses	65	54	43
Alternative minimum income tax	1,172	75	—
Change in estimate on deferred tax asset realization	(2,375)	—	—
Tax credits	(895)	—	—
Foreign tax differential	400	(1,892)	(1,983)
Other	33	—	—
Total provision (benefit) for income taxes	$ (383)	$ 1,226	$ 415

The types of temporary differences that give rise to significant portions of the Company's net deferred tax assets at December 31 are set forth below (in thousands):

	2004	2003
Deferred tax assets:		
Various accruals and reserves not deductible for tax purposes	$ 2,319	$ 1,135
Property and equipment	617	523
Net operating loss carryforwards	13,331	18,689
Tax credit carryforwards	3,934	3,299
Gross deferred tax assets	20,201	23,646
Valuation allowance	(17,826)	(23,646)
Net deferred tax assets	$ 2,375	$ —

Net current deferred tax assets of $540,000 at December 31, 2004 are included in prepaids and other current assets. Net long-term deferred tax assets of $1.8 million at December 31, 2004 are included in other non-current assets. A valuation allowance has been provided to reduce the deferred tax assets to an amount management believes is more likely than not to be realized. Expected realization of deferred tax assets for which a valuation allowance has not been recognized is based upon the reversal of existing taxable temporary differences and taxable income expected to be generated in the future. The net change in the total valuation allowance for the year ended December 31, 2004 was a decrease of $5.8 million, of which $2.4 million related to release of valuation allowance and $3.7 million related to operating losses utilized. The net change in the valuation allowance for the year ended December 31, 2003 was a decrease of $441,000.

Approximately $15.4 million of the valuation allowance for deferred tax assets is attributable to employee stock option deductions, the benefit from which will be allocated to additional paid-in capital when, and if, it is subsequently realized.

Deferred tax liabilities have not been recognized for undistributed earnings of foreign subsidiaries because it is management's intention to indefinitely reinvest such undistributed earnings outside the U.S.

At December 31, 2004 the Company has net operating loss carryforwards for federal and California income tax purposes of approximately $35.0 million and $14.0 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in 2011, and the California net operating loss carryforwards will begin to expire in 2006. At December 31, 2004, the Company had federal and California research credit carryforwards of approximately $2.3 million and $2.2 million, respectively. If not utilized, the federal research credit carryforwards will begin to expire in 2011. The California research credit carryforwards can be carried forward indefinitely.

The American Jobs Creation Act of 2004 (the "Act"), enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign earnings during either fiscal 2004 or fiscal 2005. The Company did not elect this provision in fiscal 2004, therefore, the period during which the qualifying distributions can be made is fiscal 2005. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the Company's chief executive officer and approved by the Company's board of directors. Certain other criteria in the Act must be satisfied as well. The Company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the United States.

Income taxes paid were $475,000, $648,000 and $89,000 for 2004, 2003 and 2002, respectively.

8. STOCKHOLDERS' EQUITY

PREFERRED AND COMMON STOCK

The Company's Board of Directors has authorized 5,000,000 shares of preferred stock. The authorized preferred stock shares are undesignated and the Board has the authority to issue and to determine the rights, preference and privileges thereof.

The Company's Board of Directors has authorized 85,000,000 shares of common stock.

WARRANTS

As of December 31, 2004, 45,000 warrants to purchase common stock were outstanding and exercisable with a $6.25 exercise price per share and an expiration date in May 2009.

1999 EMPLOYEE STOCK PURCHASE PLAN

In May 1999, the Company's Board of Directors adopted the 1999 Employee Stock Purchase Plan (ESPP). The ESPP became effective July 27, 1999. At that time, 500,000 shares were reserved for issuance under this plan. The number of shares reserved under this ESPP automatically increases annually beginning on January 1, 2000 by the lesser of one million shares or 2% of the total number of shares of common stock outstanding. The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of an employee's compensation, including commissions, overtime, bonuses and other incentive compensation. The purchase price per share is equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. As of December 31, 2004, 984,000 shares had been issued under the plan and 2.5 million were available for future issuance. The fair value of the discount and look-back features are considered compensation for purposes of computing the Company's proforma earnings for stock based compensation.

1999 STOCK INCENTIVE PLAN

The 1999 Stock Incentive Plan (1999 Plan) is intended to serve as the successor program to our 1996 Equity Incentive Plan (1996 Plan). In May 1999, the Company's Board of Directors approved the 1999 Plan, which became effective on July 27, 1999, under which 900,000 shares were reserved for issuance. Previously, 515,000 shares were authorized under the 1996 Plan. In addition, any shares not issued under the 1996 Plan will also be available for grant under the 1999 Plan. The number of shares reserved under the 1999 Plan automatically increases annually beginning on January 1, 2000 by the lesser of three million shares or 5% of the total number of shares of common stock outstanding. Under the 1999 Plan, eligible individuals may be granted options to purchase common shares or may be issued shares of common stock directly. The 1999 Plan is administered by the Compensation Committee of the Board of Directors, which sets the terms and conditions of the options. Non-statutory stock options and incentive stock options are exercisable at prices not less than 85% and 100%, respectively, of the fair value on the date of grant. The options become 25% vested one year after the date of grant with 1/48 per month vesting thereafter and expire at the end of 10 years from date of grant or sooner if terminated by the Board of Directors. The options may include a provision whereby the option holder may elect at any time to exercise the option prior to the full vesting of the option. Unvested shares so purchased shall be subject to a repurchase right by the Company at the original purchase price. Such right shall lapse at a rate equivalent to the vesting period of the original option. As of December 31, 2003, there were no outstanding shares subject to repurchase. As of December 31, 2004, options for 18.6 million shares had been issued and 2.2 million were available for future grant.

In October 2001, the Company announced a voluntary stock option exchange program, or "Offer to Exchange", for all employees except executive officers. Under the program, these employees had the opportunity to cancel certain outstanding options previously granted to them that had an exercise price at or above $5.00 in exchange for an equal number of new options to be granted at a future date. The Offer to Exchange was outstanding until 5:00 p.m., Pacific Daylight Time on November 30, 2001 (the "Expiration Date"). The exercise price of the new options was to be equal to the fair market value of the Company's common stock on the date of grant, which was June 3, 2002. Participants electing to exchange any options were also required to exchange all options granted to him or her during the six months before the date of the Offer to Exchange and were precluded from receiving any options during the six months after the Expiration Date. Options totaling 1.5 million shares were canceled under this program in November 2001. Options totaling 1.4 million were reissued on June 3, 2002 at an option price of $6.10 per share, which was the fair market value on the date of grant.

A summary of stock option activity under 1999 Plan follows (in thousands, except per share data):

		Options Outstanding	
	Available for Grant	Number of Shares	Weighted-Average Exercise Price
Balances as of December 31, 2001	2,534	3,216	$8.88
Shares made available for grant	1,498	—	—
Granted	(2,420)	2,420	5.49
Exercised	—	(430)	3.59
Cancelled	196	(196)	6.87
Balances as of December 31, 2002	1,808	5,010	7.77
Shares made available for grant	1,530	—	—
Granted	(1,614)	1,614	10.84
Exercised	—	(1,611)	5.12
Cancelled	284	(284)	11.22
Balances as of December 31, 2003	2,008	4,729	9.51
Shares made available for grant	1,625	—	—
Granted	(2,337)	2,337	16.03
Exercised	—	(510)	5.74
Cancelled	898	(898)	14.17
Balances as of December 31, 2004	2,194	5,658	11.80

The following tables summarize information about stock options outstanding under the 1999 Plan as of December 31, 2004 (in thousands, except per share data):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$0.50	7	3.15	$0.50	7	$0.50
$1.50 to $2.25	20	3.39	1.50	20	1.50
$2.50 to $3.50	650	6.93	3.46	368	3.43
$3.70 to $4.71	344	6.86	4.63	241	4.64
$4.75 to $6.10	675	5.85	6.04	621	6.07
$6.13 to $8.36	711	7.79	7.91	380	7.71
$8.77 to $12.44	859	8.29	11.01	288	10.73
$12.55 to $15.12	981	9.17	14.24	129	13.98
$15.19 to $20.77	1,281	8.65	18.38	199	16.82
$48.06	130	5.07	48.06	130	48.06
$0.50 - $48.06	5,658	7.83	11.80	2,383	9.90

In the year ended December 31, 2003, 51,250 shares were issued as a result of the exercise of non-plan options granted before the July 28, 1999 initial public offering. As of December 31, 2004 and 2003, there were 9,333 non-plan options outstanding with a weighted average exercise price of $0.25 per share.

STOCK-BASED COMPENSATION

In connection with the acquisition of Mentat in December 2004, the Company issued approximately 114,000 restricted shares valued at $1.7 million, however approximately 4,000 shares valued at $59,000 were repurchased on the date of acquisition due to employee terminations. The value of the shares was determined based on the fair value of the Company's stock at the date of issuance. The shares vest in equal installments, one-third one year from the date of acquisition, one-third on the second anniversary of the acquisition and one-third on the third anniversary of the acquisition, so long as the employee is still employed by Packeteer on the anniversary date. The Company recorded deferred stock-based compensation of approximately $1.6 million associated with these restricted shares. This amount is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the restricted shares in accordance with the method described in FIN 28. Amortization of stock-based compensation associated with these shares totaled $14,000 for the year ended December 31, 2004.

In connection with options granted in 1999 and 1998, the Company recorded deferred stock-based compensation of $3.9 million and $787,000, respectively, representing the difference between the exercise price and the fair value of the Company's common stock at the date of grant. In 2000, the Company recorded deferred stock-based compensation of $1.1 million related to employee options assumed in the Workfire acquisition. The amounts were being amortized over the vesting period for the individual options, generally four years. Amortization of stock-based compensation of $19,000 and $385,000 was recognized during the years ended December 31, 2003 and 2002, respectively.

COMPREHENSIVE INCOME (LOSS)

The following table reflects the accumulated balances of other comprehensive income (loss) in thousands:

	Gains (Losses) On Marketable Securities	Other Adjustments	Accumulated Other Comprehensive Income (Loss)
Balance December 31, 2001	$ 87	$(105)	$ (18)
Current year change	78	105	183
Balance December 31, 2002	165	—	165
Current year change	(177)	—	(177)
Balance December 31, 2003	(12)	—	(12)
Current year change	(195)	—	(195)
Balance December 31, 2004	$(207)	$ —	$(207)

Tax effects of the components of other comprehensive income or loss are not considered material for any periods presented.

9. 401(k) PLAN

In 1997, the Company adopted a 401(k) plan ("401(k)"). Participation in the 401(k) is available to all employees. Entry date to the 401(k) is the first day of each month. Each participant may elect to contribute an amount up to 100% of his or her annual base salary plus commission and bonus, but not to exceed the statutory limit as prescribed by the Internal Revenue Code. The Company may make discretionary contributions to the 401(k). To date, no contributions have been made by the Company.

10. SEGMENT REPORTING

The Company has adopted the provisions of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's chief operating decision maker is considered to be the Company's CEO. The CEO reviews financial information presented on a consolidated basis substantially similar to the consolidated financial statements. Therefore, the Company has concluded that it operates in one segment and accordingly has provided only the required enterprise-wide disclosures.

The Company operates in the United States and internationally, and derives its revenue from the sale of products and software licenses and maintenance contracts related to the Company's products. Sales outside of the Americas accounted for 59%, 55% and 56% of net revenues in 2004, 2003, and 2002, respectively.

Geographic information is as follows (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Net revenues:			
Americas	$37,934	$32,847	$24,161
Asia Pacific	24,963	21,570	17,997
Europe, Middle East, Africa	29,540	18,306	12,856
Total net revenues	$92,437	$72,723	$55,014

Net revenues reflect the destination of the product shipped. The Americas net revenue includes Latin America and South America, which have historically accounted for between 1% and 2% of total net revenues. These revenues were previously included in Europe and Rest of World.

Long-lived assets are primarily located in North America. Long-lived assets located outside North America are not significant.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not Applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our principal executive officer and our principal financial officer have concluded that our disclosure controls and procedures were sufficiently effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Packeteer have been detected. Notwithstanding these limitations, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level.

Stockholder Information

Board of Directors

Steven J. Campbell
Chairman of the Board
Packeteer, Inc.

Dave Côté
President and
Chief Executive Officer
Packeteer, Inc.

Craig W. Elliott
Former President and
Chief Executive Officer
Packeteer, Inc.

Joseph A. Graziano
Former Chief Financial
Officer, Apple Computer, Inc.

L. William Krause
Chairman, Caspian
Networks, Inc.

Bernard F. Mathaisel
Senior Vice President and
Chief Information Officer,
Solectron Corporation

Peter Van Camp
Chairman and
Chief Executive Officer
Equinix, Inc.

Executive Officers

Dave Côté
President and
Chief Executive Officer

Arturo Cázares
Vice President,
Worldwide Sales

Manuel R. Freitas
Vice President, Worldwide
Operations and Customer
Support

Ajmal Noorani,
Vice President,
Business Development

David Puglia
Vice President,
Marketing

G. Mike Schumacher
Vice President,
Engineering

David C. Yntema
Chief Financial Officer

Stock Listing

Traded on the Nasdaq National
Market under the symbol: PKTR

World Wide Web

www.packeteer.com

Transfer Agent

Equiserve Trust Company, N.A.

P.O. Box 43023
Providence, RI 02940-3023
Tel: 816-843-4299
http://www.equiserve.com

Independent Registered Public Accounting Firm

KPMG LLP
Mountain View, California

Legal Counsel

DLA Piper Rudnick Gray Cary
Palo Alto, California

Packeteer, Inc.
10201 N. De Anza Blvd.
Cupertino, CA 95014
+1.408.873.4400
www.packeteer.com

PKT-AR-05